UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934 (Amendment No.   )

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☑   Definitive Proxy Statement
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Kimberly-Clark Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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2024
Proxy Statement



Company Overview

Kimberly-Clark (NYSE: KMB) and its trusted brands are an indispensable part of life for people in more than 175 countries and territories. We are headquartered in Dallas, Texas with approximately 41,000 employees worldwide and manufacturing facilities in 33 countries. Fueled by ingenuity, creativity, and an understanding of people's most essential needs, we create products that help individuals experience more of what's important to them.

Our portfolio of brands includes Huggies, Kleenex, Scott, Kotex, Cottonelle, Poise, Depend, Andrex, Pull-Ups, GoodNites, Plenitud, Viva, Softex, Sweety, Thinx, and WypAll.

In 2023, we generated net sales of $20.4 billion with approximately 54 percent of net sales in North America and approximately 46 percent in international markets. We have three reportable business segments - Personal Care, Consumer Tissue, and K-C Professional – as shown below with 2023 net sales for each segment.



Personal Care

- Diapers
- Training/Youth/Swim Pants
- Baby Wipes
- Feminine Care
- Incontinence Care

$10.7 Billion

Consumer Tissue

- Bathroom Tissue
- Facial Tissue
- Paper Towels

$6.3 Billion

K-C Professional (KCP)

- Facial Tissue, Bathroom Tissue and Paper Towels for away-from-home use
- Wipers
- PPE and Safety Products

$3.4 Billion



Michael D. Hsu
Chairman of the Board and
Chief Executive Officer

"... I am proud of how our teams around the world continued to execute and ultimately deliver strong results."

March 11, 2024

FELLOW STOCKHOLDERS:

On behalf of the Kimberly-Clark Board of Directors, thank you for your continued interest, ownership, and engagement with our company. As stockholders, you are at the center of our value-creation efforts.

This was another dynamic year for all of us, and I am proud of how our teams around the world continued to execute and ultimately deliver solid results. Despite facing persistent macroeconomic challenges, we successfully executed our strategy, delivering better organic growth and a stronger recovery of costs, margins, and earnings than we anticipated at the start of the year.

We delivered solid results in 2023.*

- Sales of $20.4 billion, an increase of 1%, with organic sales up 5% and above our three-year average of 4%
- Gross margin improved by 360 basis points to 34.4% and adjusted gross margin improved by 370 basis points to 34.5%
- Operating profit was $2.34 billion in 2023 versus $2.68 billion in 2022. Adjusted operating profit was $2.96 billion in 2023 versus $2.62 billion in 2022
- Diluted earnings per share were $5.21 compared to $5.72 in 2022. Adjusted earnings per share were $6.57 compared to $5.63 in 2022

In 2023, we generated cash from operations of $3.5 billion and free cash flow of $2.8 billion, reflecting better capital discipline that we are driving throughout the organization. We also allocated capital in stockholder-friendly ways - increasing the annual dividend by 1.7%, our 51st consecutive year of dividend increases, and returning approximately $1.8 billion to stockholders through dividends and share repurchases.

Our growth strategy leverages our discipline and focus as a consumer-centric enterprise. As we continue to face dynamic external conditions and evolving consumer preferences, we will continue to invest in category-defining innovation and differentiating our global brands while maintaining a disciplined cost structure to position us for long-term value creation.

We continued to evolve our highly engaged, independent and diverse board.

Our directors have expertise in the priority areas for Kimberly-Clark and reflect the diversity of our global consumers and product portfolio. In September, we welcomed new director, Deeptha Khanna. Her deep international expertise in consumer products goods and the health sector will provide invaluable perspective as we execute our growth strategy and deliver our purpose of Better Care for a Better World. Our Board is now more than 50% women and nearly 40% of our directors are ethnically diverse.

Recognizing the strategic role that sustainability plays in our enterprise, the Board recently established a Sustainability Subcommittee of the Nominating and Corporate Governance Committee, dedicated to continuing to drive the organization forward in this important area and reaching our ambitious sustainability milestones.

Finally, I note that Mike White, our Lead Director since 2020, is not standing for re-election when his term expires at the Annual Meeting of Stockholders. I extend my deep gratitude to Mike for his strategic vision, business acumen, and strong leadership during his eight years of service on our Board. I am pleased to share that the Board has appointed Sherilyn M. McCoy, a director since 2018, as our new Lead Director effective following the Annual Meeting.

Your vote is important.

We invite you to join us at the Annual Meeting of Stockholders which will be held virtually on Thursday, May 2, 2024 at 8:00 a.m. Central Time. Regardless of whether you plan to join the meeting, I urge you to vote your shares as soon as possible. Information about voting your shares is included in this proxy statement.

Thank you again for your continued investment in Kimberly-Clark, and the confidence you place in our Board of Directors.

Sincerely,

Michael D. Hsu
Chairman of the Board and Chief Executive Officer

- * Organic sales describes the impact of changes in volume, net selling prices, and product mix on net sales and excludes changes in foreign currency exchange rates, acquisitions, and exited businesses. Adjusted gross margin, adjusted operating profit, adjusted earnings per share, and free cash flow are non-GAAP financial measures. Free cash flow is cash provided by operations less capital spending. Please see Appendix B for a reconciliation of GAAP to Non-GAAP measures.

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Notice of Annual Meeting of Stockholders

 **Date and Time**
May 2, 2024 (Thursday)
8:00 AM (Central)

 **Location**
Live Webcast
https://meetnow.global/MLD9KMQ

 **Who May Vote**
Stockholders of record at the close of business on the record date of March 4, 2024

There will not be an option to attend the meeting in person. Please see "Attending the Virtual Annual Meeting" for more information.

Voting Items Proposals

		Board Vote Recommendation	For Further Details
1	Elect as directors the twelve nominees named in the accompanying proxy statement	**"FOR"** each director nominee	Page **27**
2	Ratify the selection of Deloitte & Touche LLP as our independent auditor for 2024	**"FOR"**	Page **46**
3	Approve the compensation for our named executive officers in an advisory vote	**"FOR"**	Page **49**
4	Adopt Amended and Restated Certificate of Incorporation to limit certain officer liability and make other administrative updates	**"FOR"**	Page **89**

Stockholders will take action upon any other business that may properly come before the meeting.

The accompanying proxy statement also is being used to solicit voting instructions for shares of Kimberly-Clark common stock that are held by the trustees of our employee benefit and share purchase plans for the benefit of the participants in the plans. It is important that participants in the plans indicate their voting preferences by using the Internet or telephone or by signing, dating and returning the voting instruction card, which is enclosed with the proxy statement, in the envelope provided.

To attend the virtual meeting, please follow the instructions on page 102.

By Order of the Board of Directors.

Alison M. Rhoten

Alison M. Rhoten
Vice President, Deputy General Counsel, Global Corporate Affairs and Corporate Secretary
March 11, 2024

> **Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 2, 2024:** The Proxy Statement and proxy card, as well as our Annual Report on Form 10-K for the year ended December 31, 2023, are available at investor.kimberly-clark.com.



Table of Contents





Proxy Summary

This section contains only selected information. Stockholders should review the entire Proxy Statement before casting their votes.

PROPOSAL 1

Election of directors

Election of 12 directors to serve for a one-year term

The Board recommends a vote **FOR** all nominees. ✔

See page 27

Our Board Nominees

We believe our director nominees collectively possess the necessary experience and attributes to effectively guide our company.

Name and Primary Occupation	Age	Director Since	Independent	Other Public Company Boards	Committee Memberships* A	MDC	NCG	E
Michael D. Hsu Chairman of the Board and CEO Kimberly-Clark Corporation	59	2017		0				M
Sylvia M. Burwell President American University	58	2022	●	0	M			
John E. Culver Former Group President North America and COO Starbucks Corporation	63	2020	●	1	M			
Mae C. Jemison, M.D. President The Jemison Group	67	2002	●	0		M	M	
Deeptha Khanna EVP and Chief Business Leader, Personal Health Royal Philips	48	2023	●	0	M			
S. Todd Maclin Retired Chairman, Chase Commercial and Consumer Banking JPMorgan Chase & Co.	67	2019	●	1		M	M	
Deirdre A. Mahlan Interim President, CEO and Chair, The Duckhorn Portfolio, Inc. Retired President, Diageo North America, Diageo plc	61	2021	●	2	M			
Sherilyn S. McCoy Former CEO Avon Products, Inc.	65	2018	●	2		C		M
Christa S. Quarles CEO Alludo	50	2016	●	1		M	M	
Jaime A. Ramirez Former EVP and President Global Tools & Storage Stanley Black & Decker	57	2021	●	0	M			
Dunia A. Shive Former CEO and President Belo Corp.	63	2019	●	3	C			M
Mark T. Smucker Chair of the Board, President, and CEO The J.M. Smucker Company	54	2019	●	1			C	M

*A = Audit Committee;   **MDC** = Management Development and Compensation Committee;   **C** = Chair;   **M** = Member
NCG = Nominating and Corporate Governance Committee;   **E** = Executive Committee.



Board Snapshot

Diversity	**Tenure**	**Age**	**Independence**
Female: **7** Male: **5**	<5 years: **6**	< 50 years: **1**	Independent: **11**
Ethnically	5-10 years: **5**	50-60 years: **5**	Not independent: **1**
Diverse: **5** Non-Diverse: **7**	>10 years: **1**	61-70 years: **6**	
9/12 **75% Diverse**	**Median tenure:** **4.5 years**	**Average age:** **59 years**	

Skills and Experience

Experience	Hsu (Chair)	Burwell	Culver	Jemison	Khanna	Maclin	Mahlan	McCoy	Quarles	Ramirez	Shive	Smucker	TOTALS
Consumer Products	●		●		●	●	●	●	●	●		●	9
International	●	●	●	●	●		●	●	●	●		●	10
Financial Expertise	●	●	●			●	●	●	●	●	●	●	10
CEO Leadership	●	●						●	●		●	●	6
Digital	●		●		●	●			●		●		6
Marketing	●		●		●	●	●	●	●	●	●	●	10
Innovation/R&D	●			●	●			●	●	●		●	7
Cybersecurity		●	●			●			●				4
Social Responsibility	●	●	●	●	●							●	6
M&A	●		●	●		●	●	●	●	●	●	●	10
Strategy & Transformation	●	●	●	●	●	●	●	●	●	●	●	●	12
Human Capital	●	●	●	●	●	●	●	●	●	●	●	●	12
Demographic Background													
Tenure (years)	7	2	3	22	0	5	2	5	7	2	5	4	Median = 4.5
Gender	M	F	M	F	F	M	F	F	F	M	F	M	
Race/Ethnicity*	A	W	W	B	A	W	W	W	W	H	O	W	

* A = Asian; B = Black/African American; H = Hispanic/Latinx; W = White; O = Other (Middle Eastern)

For more information, see "Key Director Experience Attributes" on page 29.



Service on Other Public Boards

Under our Corporate Governance Policies, directors should not serve on more than four public company boards (including the Kimberly-Clark Board). The Board has reviewed the number of outside directorships held by directors and determined that all directors are in compliance. In addition, when nominating a director for service on the Board or for re-election, the Board considers whether, in light of other commitments (including public company board leadership positions), the nominee will have adequate time to serve as a director of Kimberly-Clark.

In accordance with the Corporate Governance Policies, the Board has considered Deirdre Mahlan's service as the Interim President, Chief Executive Officer and Chairperson of The Duckhorn Portfolio, Inc. and determined that service in that temporary executive role would not impair the ability of Ms. Mahlan to effectively serve on the Kimberly-Clark Board. The Board noted that the service is not expected to extend beyond the first quarter of 2024 and determined that the role would enable Ms. Mahlan to further enhance her expertise and skills. Ms. Mahlan has complied with the requirements of the Corporate Governance Guidelines in connection with accepting the role.

Board Leadership Transition

Michael D. White, who will not stand for re-election to the Board of Directors when his term expires at this year's Annual Meeting, currently serves as the Independent Lead Director and Chair of the Executive Committee. We express our deep gratitude to Mr. White for his many years of dedicated service, strategic vision and leadership and substantial contributions to the Board, Kimberly-Clark and our stockholders.

Following the Annual Meeting, Sherilyn M. McCoy will serve as the Independent Lead Director and Chair of the Executive Committee and John W. Culver will serve as Chair of the Management Development and Compensation Committee.

Governance Highlights

The Corporate Governance section beginning on page 11 describes our strong governance framework, which includes:

Our Corporate Governance Profile

Independent Lead Director	Stockholders have right to call special meetings
Independent Board committees	Proxy access rights
Annual Board and committee evaluations	Stockholder engagement policy and outreach program
Annually elected directors	Anti-hedging and pledging policy
Independent directors meet without management present	Stock ownership guidelines for directors and executive officers
Board and management succession planning	Outside director equity awards not paid out until retirement
Robust oversight of strategy and risk	Majority voting in director elections



Stockholder Engagement

In 2023, we continued our focus on regularly engaging with investors to understand their perspectives on a variety of topics. This process helps ensure that management and the Board understand and consider the issues that matter most to our stockholders and enables us to address them effectively. We reached out to stockholders representing approximately 49 percent of our common stock and engaged with stockholders representing approximately 29 percent of our common stock. We discussed many key topics, including our approach to director refreshment, our commitment to inclusion, equity, and diversity, our corporate governance practices, significant enhancements to our corporate social responsibility and sustainability disclosures and our executive compensation program. We also discussed the matter covered by Proposal 4 of this Proxy Statement to adopt an Amended and Restated Certificate of Incorporation to limit officer liability as permitted by Delaware law.

A majority of investors with whom we engaged expressed their support for limiting officer liability. Investors continued to express broad support for our governance structures and executive compensation program and shared their views on matters related to shareholder rights and our independent, well-qualified Board. Further, investors highlighted the importance of continuing our ongoing engagement with them on corporate social responsibility and sustainability initiatives. Our corporate governance profile, executive compensation programs, and sustainability initiatives reflect the input of stockholders from our outreach efforts.

Sustainability

Sustainability is at the center of our company and by 2030 we aspire to advance the well-being of one billion people through social programs and reduce our environmental footprint by half. We focus on the areas most relevant to our business and where we believe we can have the biggest impact – climate, forests and biodiversity, water, and plastics.

Each year, we publish a Global Sustainability Report outlining our key strategies, initiatives, and results in greater detail. Our report includes an addendum of material organized and presented in accordance with the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) Standards, which can be found on our website at www.kimberly-clark.com/esg. We also publish a Task Force on Climate-related Financial Disclosures (TCFD)-aligned disclosure to enhance visibility to our climate risks and opportunities. Within our disclosure, we cover TCFD's four core areas: governance, strategy, risk management, and metrics and targets. As part of our commitment to building a diverse workforce, we have adopted the practice of disclosing our annual EEO-1 data on the Sustainability section of our website after our submission of the corresponding report to the U.S. Equal Employment Opportunity Commission.

Our Nominating and Corporate Governance Committee of the Board maintains a standing Sustainability Subcommittee to support the Committee in executing its oversight responsibilities for matters relating to sustainability, corporate social responsibilities, and corporate citizenship and as we continue to incorporate related risks and opportunities into the Board's overall strategic decision-making. The Sustainability Subcommittee is chaired by independent director Dr. Mae Jemison.


PROPOSAL 2

Ratification of Auditor

Approval of the Audit Committee's selection of Deloitte & Touche LLP as Kimberly-Clark's independent auditor for 2024

The Board recommends a vote **FOR** this proposal.

See page **46**

Principal Accounting Firm Fees

Our aggregate fees to Deloitte (excluding value added taxes) with respect to the fiscal years ended December 31, 2023 and 2022, were as follows (dollars in millions):

	2023($)	2022($)
Audit Fees[1]	12.3	11.5
Audit-Related Fees[2]	1.0	0.5
Tax Fees[3]	1.9	2.1
All Other Fees	—	—

[1] These amounts represent fees billed or expected to be billed for professional services rendered by Deloitte for the audit of Kimberly-Clark's annual financial statements for the fiscal years ended December 31, 2023 and 2022, reviews of the financial statements included in Kimberly-Clark's Forms 10-Q, and other services that are normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings or engagements for each of those fiscal years. These amounts also include fees for an audit of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

[2] These amounts represent aggregate fees billed or expected to be billed by Deloitte for assurance and related services reasonably related to the performance of the audit or review of our financial statements, that are not included in the audit fees listed above. These services include engagements related to employee benefit plans, comfort letters, attest services, consents, assistance with and review of SEC filings, due diligence and accounting consultation in connection with acquisitions and dispositions, and other matters.

[3] These amounts represent Deloitte's aggregate fees for tax compliance, tax advice and tax planning for 2023 and 2022. Approximately $0.1 million was for tax compliance/preparation fees in each of 2023 and 2022.


PROPOSAL 3

Say-on-pay

Advisory approval of our named executive officers' compensation

The Board recommends a vote **FOR** this proposal. ✔   See page **49**

2023 Performance and Compensation Highlights

The Management Development and Compensation Committee of our Board concluded that Kimberly-Clark's management delivered financial performance in 2023 that was above target from an overall perspective, as reflected in the financial metrics of our annual incentive program.

Performance Measures	2023 Results	2023 Target
Organic sales growth	4.7%	3.0%
Adjusted EPS	$6.57	$5.85

Adjusted EPS, a non GAAP financial measure, is adjusted earnings per share. For details on how this measure is adjusted, see "Compensation Discussion and Analysis – Executive Compensation for 2023, 2023 Performance Goals, Performance Assessments and Payouts."



The chart at left shows the Total Shareholder Return for Kimberly-Clark, our Executive Compensation Peer Group (taken as a whole), and the S&P 500 for the previous five years, which reflects the value returned to our stockholders.



Compensation Governance Highlights

Our compensation program for executive officers is designed to emphasize performance-based compensation in alignment with our business strategy.

What We Do	**What We Do Not Do**
✔ A substantial majority of pay is at-risk and a majority is tied to our stock price performance	✖ No excise tax gross-ups upon change of control
✔ A substantial majority of long-term equity compensation is subject to specified financial targets over a three-year performance period	✖ No excessive perquisites for executives
✔ Strong share ownership guidelines	✖ No repricing of underwater stock options without stockholder approval
✔ Anti-hedging and anti-pledging policy	✖ No payment of dividends or dividend equivalents until restricted share units are earned
✔ Robust clawback structure	
✔ Double-trigger change-in-control policy	

PROPOSAL 4

Adoption of Amended and Restated Certificate of Incorporation

Adopt Amended and Restated Certificate of Incorporation to limit certain officer liability as permitted by Delaware law, revise obsolete provisions relating to the classification of our Board, and make other technical and administrative updates.

Our 2023 investor outreach program identified that a majority of the stockholders with whom we met supported limiting officer liability as set forth in the proposal.

The Board recommends a vote **FOR** this proposal. ✔

See page **89**



Corporate Governance

Our governance structure and processes are based on a number of important governance documents including our Code of Conduct, Certificate of Incorporation, Corporate By-Laws, Corporate Governance Policies, and our Board Committee Charters. These documents, which are available in the Investors section of our website at www.kimberly-clark.com, guide the Board and our management in the execution of their responsibilities.

Kimberly-Clark believes that there is a direct connection between good corporate governance and long-term, sustained business success, and we believe it is important to uphold sound governance practices. As such, the Board reviews its governance practices and documents on an ongoing basis, considering changing regulatory requirements, governance trends, and issues raised by our stockholders. After careful evaluation, we may periodically make changes to maintain or enhance current governance practices and promote stockholder value.

Board Leadership Structure

The Board has established a leadership structure that allocates responsibilities between our Chairman of the Board and CEO and our Lead Director. The Board believes that this allocation provides for dynamic Board leadership while maintaining strong independence and oversight.

Consistent with this leadership structure, at least once a quarter our Lead Director, who is an independent director, chairs executive sessions of our non-management directors. Members of our senior management team do not attend these sessions.

Chairman and CEO Positions

The Board's current view is that a combined Chairman and CEO position, coupled with a predominantly independent board and a proactive, independent Lead Director, promotes candid discourse and responsible corporate governance. Mr. Hsu serves as Chairman of the Board and CEO. The Board believes Mr. Hsu has demonstrated the leadership and strategic vision necessary to lead the Board and Kimberly-Clark. Accordingly, Mr. Hsu serves in this combined role at the pleasure of the Board without an employment contract. As Mr. Hsu is not an independent director, the Board continues to believe it is appropriate for the independent directors to elect an Independent Lead Director.

Lead Director

Mr. White has served as Independent Lead Director since April 2020. Our Corporate Governance Policies outline the significant role and responsibilities of the Lead Director, which include:

- Chairing the Executive Committee of the Board
- Chairing executive sessions at which non-management directors meet outside management's presence and providing feedback from such sessions to the CEO
- Coordinating the activities of the Independent Directors
- Providing input on and approving the agendas and schedules for Board meetings
- Leading (with the Chair of the Nominating and Corporate Governance Committee) the annual Board evaluation
- Leading (with the Chair of the Management Development and Compensation Committee) the Board's review and discussion of the CEO's performance
- Providing feedback to individual directors following their individual evaluations
- Speaking on behalf of the Board and chairing Board meetings when the Chairman of the Board is unable to do so
- Acting as a direct conduit to the Board for stockholders, employees, and others according to the Board's policies



Director Independence

Our By-Laws provide that a majority of our directors must be independent ("Independent Directors"). We believe our independent board helps ensure good corporate governance and strong internal controls.

Our Corporate Governance Policies, as adopted by the Board, provide independence standards consistent with the rules and regulations of the Securities and Exchange Commission ("SEC") and the listing standards of the New York Stock Exchange ("NYSE"). Our independence standards can be found in Section 7 of our Corporate Governance Policies.

The Board has determined that all directors and nominees, except for Michael D. Hsu, are Independent Directors and meet the independence standards in our Corporate Governance Policies. In addition, the Board previously reviewed the independence of former director Robert W. Decherd, who did not stand for re-election at our 2023 Annual Meeting, and found that Mr. Decherd was also independent.

The NYSE listing standards and our own Corporate Governance Policies establish certain levels at which transactions are considered to have the potential to affect a director's independence. Under our Corporate Governance Policies, certain relationships were considered immaterial and therefore were not considered by the Board in determining independence.

Board Meetings

The Board of Directors met seven times in 2023. All of the directors attended in excess of 75 percent of the total number of meetings of the Board and the committees on which they served.

All of our directors are encouraged to attend our annual meeting of stockholders. All of our directors attended the 2023 Annual Meeting.

Board Committees

The standing committees of the Board include the Audit Committee, Management Development and Compensation Committee, Nominating and Corporate Governance Committee, and Executive Committee. The Nominating and Corporate Governance Committee maintains a standing Sustainability Subcommittee.

In compliance with applicable NYSE corporate governance listing standards, the Board has adopted charters for the Audit, Management Development and Compensation, and Nominating and Corporate Governance Committees. These charters are available in the Investors section of our website at www.kimberly-clark.com.

As set forth in our Corporate Governance Policies, the Audit, Management Development and Compensation, and Nominating and Corporate Governance Committees all have the authority to retain independent advisors and consultants, with all costs paid by Kimberly-Clark.



Audit Committee

The Board has determined that each of Mmes. Burwell, Mahlan, and Shive is an "audit committee financial expert" under SEC rules and regulations. In addition, all Audit Committee members satisfy the NYSE's financial literacy requirements and qualify as Independent Directors under the rules of the SEC and the NYSE, as well as under our Corporate Governance Policies. See "Corporate Governance - Director Independence" for additional information on Independent Directors.

No member of the Audit Committee serves on the audit committees of more than three public companies and under our Audit Committee Charter, no Committee member is permitted to do so.

Chair
Dunia A. Shive
 	
Other Members
Sylvia M. Burwell
John W. Culver
Deeptha Khanna
Deirdre A. Mahlan
Jaime A. Ramirez
 	
Meetings in 2023: 8
	The Committee's principal functions, as specified in its charter, include:
	
	• Overseeing:
	   • the quality and integrity of our financial statements
	   • our compliance programs
	   • the independence, qualification, and performance of our independent auditor
	   • the performance of our internal auditor
	• Selecting and engaging our independent auditor, subject to stockholder ratification
	• Pre-approving all audit and non-audit services that our independent auditor provides
	• Reviewing the scope of audits and audit findings, including any comments or recommendations of our independent auditor
	• Establishing policies for our internal audit programs
	• Overseeing the company's risk management program (including risks related to data privacy, cybersecurity, business continuity, IT operational resilience, and regulatory matters) and receiving periodic reports from management on risk assessments, the risk management process, and issues related to the risks of managing our business

Committee Report

For additional information about the Audit Committee's oversight activities in 2023, see "Proposal 2. Ratification of Auditor - Audit Committee Report."



Management Development and Compensation Committee

Each member of this Committee is an Independent Director under the rules of the SEC and the NYSE, as well as under our Corporate Governance Policies.

Chair
Sherilyn S. McCoy

Other Members
Mae C. Jemison, M.D.
S. Todd Maclin
Christa S. Quarles

Meetings in 2023: 4

The Committee's principal functions, as specified in its charter, include:

- Establishing and administering the policies governing annual compensation and long-term compensation, including stock option awards, restricted stock awards, and restricted share unit awards, such that the policies are designed to align compensation with our overall business strategy and performance

- Setting, after an evaluation of his overall performance, the compensation level of the CEO

- Approving, in consultation with the CEO, compensation levels and performance targets for the senior executive team

- Overseeing:

  - leadership development for senior management and future senior management candidates

  - a periodic review of our long-term and emergency succession planning for the CEO and other key officer positions, in conjunction with our Board

  - key organizational effectiveness and engagement policies

- Reviewing inclusion, equity, and diversity program

- Annually reviewing our compensation policies and practices for the purpose of mitigating risks arising from these policies and practices that could reasonably have a material adverse effect

Roles of the Committee and the CEO in Compensation Decisions

Each year, the Committee reviews and sets the compensation of the officers that are elected by the Board (our "elected officers"), including our CEO and our other executive officers. The Committee's charter does not permit the Committee to delegate to anyone the authority to establish any compensation policies or programs for elected officers, including our executive officers. With respect to officers that have been appointed to their position (our "non-elected officers"), our CEO has the authority to establish compensation programs and to approve equity grants. However, only the Committee may make grants to elected officers, including our executive officers.

Our CEO makes a recommendation to the Committee each year on the appropriate target annual compensation for each of the other executive officers. The Committee makes the final determination of the target annual compensation for each executive officer, including our CEO. While our CEO and Chief Human Resources Officer typically attend Committee meetings, none of the other executive officers is present during the portion of the Committee's meetings when compensation for executive officers is set. In addition, our CEO is not present during the portion of the Committee's meetings when his compensation is set.

For additional information on the Committee's processes and procedures for determining executive compensation, and for a detailed discussion of our compensation policies, see "Compensation Discussion and Analysis."

Use of Compensation Consultants

The Committee's charter authorizes it to retain advisors, including compensation consultants, to assist it in its work. The Committee believes that compensation consultants can provide important market information and perspectives that can help it determine compensation programs that best meet the objectives of our compensation policies. In selecting a consultant, the Committee evaluates the independence of the firm as a whole and of the individual advisors who will be working with the Committee.



Independent Committee Consultant. In 2023, the Committee retained Semler Brossy Consulting Group as its independent executive compensation consultant. According to the Committee's written policy, the independent Committee consultant provides services solely to the Committee and not to Kimberly-Clark. Semler Brossy has no other business relationship with Kimberly-Clark and receives no payments from us other than fees for services to the Committee. Semler Brossy reports directly to the Committee and the Committee may replace it or hire additional consultants at any time. A representative of Semler Brossy attends Committee meetings and communicates with the Chair of the Committee between meetings from time to time.

The scope of Semler Brossy's engagement in 2023 included:

- Conducting a review of the competitive market data (including base salary, annual incentive targets, and long-term incentive targets) for our executive officers, including our CEO

- Reviewing and commenting, as requested by the Committee, on recommendations by management and Mercer Human Resource Consulting ("Mercer") concerning executive compensation programs, including program changes and redesign, special awards, change-of-control provisions, our executive compensation peer group, any executive contract provisions, promotions, retirement, and related items

- Reviewing and commenting on the Committee's report for the proxy statement

- Attending Committee meetings

- Periodically consulting with the Chair of the Committee

During 2023, at the request of the Committee, a representative of Semler Brossy attended four Committee meetings.

Kimberly-Clark Consultant. To assist management and the Committee in assessing our compensation programs and determining appropriate, competitive compensation for our executive officers, Kimberly-Clark annually engages an outside compensation consultant. In 2023, it retained Mercer for this purpose. Mercer has provided consulting services to Kimberly-Clark on a wide variety of human resources and compensation matters, both at the officer and non-officer levels. During 2023, Mercer provided advice and counsel on various matters relating to executive and director remuneration, including the following services:

- Assessing our executive compensation peer group and recommending changes as necessary

- Assessing compensation levels within our peer group for executive officer positions and other selected positions

- Reviewing historic and projected performance for peer group companies under the metrics we use in our annual and long-term incentive plans

- Assisting in incentive plan design and modifications, as requested

- Providing market research on various issues as requested by management

- Preparing for and participating in Committee meetings, as requested

- Reviewing the Compensation Discussion and Analysis section of the proxy statement and other disclosures, as requested

- Consulting with management on compensation matters

Committee Assessment of Consultant Conflicts of Interest. The Committee has reviewed whether the work provided by Semler Brossy and Mercer represents any conflict of interest. Factors considered by the Committee include: (1) other services provided to Kimberly-Clark by the consultant; (2) what percentage of the consultant's total revenue is made up of fees from Kimberly-Clark; (3) policies or procedures of the consultant that are designed to prevent a conflict of interest; (4) any business or personal relationships between individual consultants involved in the engagement and Committee members; (5) any shares of Kimberly-Clark stock owned by individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. Based on its review, the Committee does not believe that any of the compensation consultants that performed services in 2023 has a conflict of interest with respect to the work performed for Kimberly-Clark or the Committee.



Committee Report

The Committee has reviewed the "Compensation Discussion and Analysis" section of this proxy statement and has recommended that it be included in this proxy statement. The Committee's report is located at "Compensation Discussion and Analysis — Management Development and Compensation Committee Report."

Nominating and Corporate Governance Committee

Each member of this Committee is an Independent Director under the rules of the SEC and the NYSE, as well as under our Corporate Governance Policies.

Chair
Mark T. Smucker

Other Members
Mae C. Jemison, M.D.
S. Todd Maclin
Christa S. Quarles

Meetings in 2023: 4

The Committee's principal functions, as specified in its charter, include the following:

- Maintaining and reviewing a Board succession plan
- Overseeing the process for Board nominations
- Advising the Board on:
  - Board organization, membership, function, performance, and compensation
  - committee structure and membership
  - policies and positions regarding significant stockholder relations issues
- Overseeing corporate governance matters, including developing and recommending to the Board changes to our Corporate Governance Policies
- Reviewing director independence standards and making recommendations to the Board with respect to the determination of director independence
- Monitoring and recommending improvements to the Board's practices and procedures
- Reviewing stockholder proposals and considering how to respond to them
- Overseeing matters relating to Kimberly-Clark's corporate social responsibility and sustainability activities and providing input to management on these programs and their effectiveness
- Overseeing the Corporation's public policy activities, including political contributions and lobbying activities

The Committee, in accordance with its charter and our Certificate of Incorporation, has established criteria and processes for director nominations, including those proposed by stockholders. Those criteria and processes are described in "Proposal 1. Election of Directors - Process and Criteria for Nominating Directors," "Other Information – Stockholder Director Nominees for Inclusion in Next Year's Proxy Statement" and "Other Information - Stockholder Director Nominees Not Included in Next Year's Proxy Statement."

The Committee has a standing Sustainability Subcommittee to support the Committee in executing its oversight responsibilities for matters relating to sustainability, corporate social responsibilities, and corporate citizenship and as we continue to incorporate related risks and opportunities into the Board's overall strategic decision-making. The Sustainability Subcommittee is chaired by independent director Dr. Jemison.



Sustainability Subcommittee

Chair
Mae C. Jemison, M.D.

Meetings in 2023: 1

The Subcommittee's principal functions, as specified in its charter, include the following:

- Reviewing environmental, social, consumer, legislative, regulatory, and public policy developments and trends that could impact our business operations, performance, and reputation

- Reviewing our environmental sustainability and social responsibility program and goals and monitoring progress toward achieving those goals

- Reviewing investor sentiment related to our environmental and social footprint

- Reviewing stockholder proposals that relate to sustainability matters and making recommendations regarding the response to such proposals

- Receiving updates regarding our relationships with key external stakeholders and partners that may have a significant impact on our business activities and performance

- Reviewing our environmental sustainability and corporate responsibility reports

- Reviewing investments and developments in our research and development program and manufacturing, technology, engineering and distribution processes and methods with respect to environmental sustainability

- Reviewing the company's charitable contributions

Executive Committee

Chair
Michael D. White
(Lead Independent Director)

Other Members
Michael D. Hsu
Sherilyn S. McCoy
Dunia A. Shive
Mark T. Smucker

Meetings in 2023: 0

The Committee's principal function is to exercise, when necessary between Board meetings, the Board's powers to direct our business and affairs.



Compensation Committee Interlocks and Insider Participation

None of the members of the Management Development and Compensation Committee is a current or former officer or employee of Kimberly-Clark. No interlocking relationship exists between the members of our Board of Directors or the Management Development and Compensation Committee and the board of directors or compensation committee of any other company.

Stockholder Rights

Proxy Access By-Law. Eligible stockholders may nominate candidates for election to the Board under our "proxy access" By-Law. Proxy access candidates will be included in our proxy materials. The proxy access By-Law permits a stockholder, or a group of up to 20 stockholders, owning three percent or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials directors constituting up to two individuals or 20 percent of the Board (whichever is greater).

Stockholders who wish to nominate directors under our proxy access By-Law should follow the instructions under "Other Information - Stockholder Director Nominees for Inclusion in Next Year's Proxy Statement."

Special Stockholder Meetings. Our Certificate of Incorporation allows the holders of 15 percent or more of our issued and outstanding shares of capital stock to request that a special meeting of stockholders be called, subject to procedures and other requirements set forth in our By-Laws.

Board Policy on Stockholder Rights Plans. We do not have a "poison pill" or stockholder rights plan. If we were to adopt a stockholder rights plan, the Board would seek prior stockholder approval of the plan unless, due to timing constraints or other reasons, a majority of Independent Directors of the Board determines that it would be in the best interests of stockholders to adopt a plan before obtaining stockholder approval. If a stockholder rights plan is adopted without prior stockholder approval, the plan must either be ratified by stockholders or must expire, without being renewed or replaced, within one year. The Nominating and Corporate Governance Committee reviews this policy statement periodically and reports to the Board on any recommendations it may have concerning the policy.

Simple Majority Voting Provisions. Our Certificate of Incorporation does not include supermajority voting provisions.

Communicating with Directors; Stockholder Engagement Policy

The Board has established a process by which stockholders and other interested parties may communicate with the Board, including the Lead Director. That process can be found in the Investors section of our website at www.kimberly-clark.com (Corporate Governance tab).

Under our stockholder engagement policy, set forth in our Corporate Governance Policies, stockholders who wish to meet directly with members of our Board may send a meeting request to our Lead Director who will consider the request in consultation with the Corporate Secretary. Requests should include information about the requesting party (including the number of shares held), the reason for requesting the meeting and the topics to be discussed.



Stockholder Engagement

In 2023, we continued our focus on regularly engaging with investors to understand their perspectives on a variety of topics. This process helps ensure that management and the Board understand and consider the issues that matter most to our stockholders and enables us to address them effectively. We reached out to stockholders representing approximately 49 percent of our common stock and engaged with stockholders representing approximately 29 percent of our common stock. We discussed many key topics, including our approach to director refreshment, our commitment to inclusion, equity, and diversity, our corporate governance practices, significant enhancements to our corporate social responsibility and sustainability disclosures, and our executive compensation program. We also discussed the matter covered by Proposal 4 of this Proxy Statement to adopt an Amended and Restated Certificate of Incorporation to limit officer liability as permitted by Delaware law.

A majority of investors with whom we engaged expressed their support for limiting officer liability. Investors continued to express broad support for our governance structures and executive compensation program and shared their views on matters related to shareholder rights and our independent, well-qualified Board. Further, investors highlighted the importance of continuing our ongoing engagement with them on corporate social responsibility and sustainability initiatives. Our corporate governance profile, executive compensation programs, and sustainability initiatives reflect the input of stockholders from our outreach efforts.



Our Approach to Sustainability

Everything we do at Kimberly-Clark is connected to our ambition and purpose to provide Better Care for a Better World. Our teams are working to provide the best experiences for our consumers, customers, and the communities where we work and live. Our purpose brings together Kimberly-Clark's heritage of innovation and our commitment to providing care with our intention to be better in the areas that we believe will deliver value: providing better products, contributing to a better planet, creating a better workplace, and fostering a better society.

Better Care for a Better World is a summation of our best ambitions over the past 151 years of business and all we aspire to do in the future. In 2020, Kimberly-Clark set 2030 aspirations to drive action that we believe is proportionate to the challenges and opportunities that lie ahead. We strive for social impact that addresses inequities in access to hygiene, sanitation, and education. In our operations and value chain, we work to reduce our environmental impacts associated with single-use plastics, forest reliance, greenhouse gas (GHG) emissions, and water use.

Strategic Focus		Our 2030 Aspiration	2030 Goal
	Social Impact	Provide product innovation and social and community program investments that increase access to sanitation, help children thrive, and empower women and girls.	Advance the well-being of 1 billion people in vulnerable and underserved communities.
	Plastics Footprint	Deliver solutions that incorporate more renewable materials and materials that can be regenerated after use.	Reduce plastics footprint by 50%.
	Forests Footprint	Address the climate and biodiversity crises by reducing reliance on fiber from natural forests.	Reduce Natural Forest Fiber footprint by 50%.
	Carbon Footprint	Increase energy efficiency while seeking lower carbon solutions.	Reduce absolute greenhouse gas (GHG) emissions (Scopes 1 and 2) by 50% over 2015 base year. Reduce value chain emissions (Scope 3) by 20%.*
	Water Footprint	Reduce water use at sites in watersheds under stress while supporting community-based water programs.	Reduce water footprint in water-stressed areas by 50%.

* Reduction target is focused on emissions from the Greenhouse Gas Protocol's Scope 3 Category 1 (Purchased Goods and Services) and Category 12 (End of Life Treatment of Sold Products).



Board Oversight and Governance

Our Board has established and approved the framework for our sustainability-related policies and procedures, including environmental stewardship, energy and climate, fiber sourcing, waste and water management, product safety, charitable contributions, human rights, labor, and inclusion, equity, and diversity. As part of their oversight roles, the Board and the Nominating and Corporate Governance Committee receive regular reports from management on these topics, our goals, and our progress toward achieving them.

Our Board oversees risk management, including risks related to environmental issues, including climate-related risks and opportunities, and social topics. The Board is focused on our long-term business strategy, including fostering sustainability-driven innovations, and incorporates our sustainability risks and opportunities into its overall strategic decision-making. Sustainability risk areas for our company include shifting customer and consumer preferences toward sustainable products, increasing regulation and mandates related to single-use plastics and greenhouse gas emissions, supply chain risks related to water security and deforestation, and the cost of the commodities and natural resources required to make and market our products.

Our Nominating and Corporate Governance Committee of the Board maintains a standing Sustainability Subcommittee to support the Committee in executing its oversight responsibilities for matters relating to sustainability, corporate social responsibilities, and corporate citizenship and as we continue to incorporate related risks and opportunities into the Board's overall strategic decision-making. The Sustainability Subcommittee is chaired by independent director Dr. Mae Jemison.

Recent Results

In 2023, we published our 2022 achievements in our Global Sustainability Report, which shows significant progress towards our goals. Highlights include:

- Plastics footprint reduction due to programs such as Kimberly-Clark Professional's RightCycle™ program, which introduced dispenser recycling as well as 100% bio-based and recyclable core plugs for Scott and Kleenex hand towel products within our EMEA business.

- Greenhouse gas emissions reduction through partnerships with our transportation suppliers in Latin America, where we have begun to lease electric vehicles and switch diesel trucks to more efficient fuel alternatives.

- Achievement of our 2025 goal of sourcing 90% of our tissue fiber from environmentally preferred sources, including recycled fibers and fiber certified to the standards of the Forest Stewardship Council (FSC®).

- Deployment of Lean Water initiatives at five sites located in water stressed regions to achieve a combined year-over-year reduction in water consumption of over 37 million gallons.

- Hosting of Inclusion & Diversity Power Days in more than 50 countries, helping Kimberly-Clark employees at all levels explore topics including neurodiversity, LGBTQ+ identity, perspectives on disabilities, and multigenerational workplaces.

- Reached more than 4.6 million people throughout Latin America with the Más Abrazos educational platform. The platform, through free articles, podcasts, and videos helps new parents and caregivers navigate the unknowns of pregnancy through the early years of their child's life.

Our SBTi-approved targets for carbon reduction include a 50 percent reduction in Scope 1 + 2 GHG emissions and 20 percent reduction in Scope 3 GHG emissions from the purchased goods and services and end-of-life treatment of sold products categories by 2030 (vs. a 2015 base year).

We continue to progress our multi-pronged strategy to reduce Kimberly-Clark's scope 1 and 2 GHG emissions through a combination of energy conservation, alternative/renewable energy projects and manufacturing footprint optimization.



In 2022, we:

- Increased our sourcing of renewable energy, to 29 percent of all electricity consumed in our manufacturing and distribution sites, and 36.9 percent of the total electricity purchased from local grids.

- Deployed more than 160 energy conservation initiatives at manufacturing sites around the world, yielding approximately 36,000 MTCO2e in emissions reductions.

Through our strategy we have achieved a cumulative reduction of absolute Scope 1 and 2 GHG Emissions of 42 percent from a 2015 base year. For Scope 3 emissions reduction we continue to improve data quality from suppliers, while seeking innovative, low carbon solutions and alternatives. We have deployed a cross-functional scope 3 strategy around 4 pillars: (1) plastics reduction and alternatives, (2) forest fiber mix, (3) transportation efficiencies and alternative technologies, and (4) recovery and recycling of materials after use. We have reduced absolute Scope 3 GHG Emissions by approximately 10.8 percent from a 2015 base year.

Sustainability Reporting

Each year, Kimberly-Clark publishes a Global Sustainability Report outlining our key strategies, initiatives, and results in greater detail, along with additional materials organized and presented in accordance with the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) Standards. We also published a Task Force on Climate-related Financial Disclosures (TCFD)-aligned disclosure in 2021 to enhance visibility to our climate risks and opportunities. These can be found on our website at www.kimberly-clark.com/esg/downloads.

Stakeholder Engagement and Recognition

We routinely engage our stockholders on the topic of sustainability through our governance engagement program and regular investor meetings. In these meetings, we often discuss sustainability topics and priorities relevant to our business.

To continue our focus on topics where we can make the greatest difference, we also conducted a refresh on our materiality* assessment in late 2022. Revised topics from this assessment continue to remind us of our stakeholders' key issues as they evolve, informing our plans and processes.

Our sustainability program continues to receive strong recognition from our external stakeholders. Most recent rankings include:

- CDP (formerly Carbon Disclosure Project) 2021 "A-" ranking for Climate Change, and "B" in Water Security and Forests
- Rating of "AA" in MSCI Global Sustainability Index
- ISS Corporate Solutions ESG rating B-
- U.S. Environmental Protection Agency's Green Power Partnership National Top 100
- Third among Barron's 100 Most Sustainable Companies of 2023
- 2023 Carbon Clean200™ list, developed by As You Sow and Corporate Knights

* Note: References to materiality or material topics here and across our sustainability reporting, including our materiality assessment completed in 2023, are for purposes of our sustainability strategy and voluntary reporting only and are not an indication that such information or matters are material to Kimberly-Clark under federal securities laws or corporate reporting laws, regulations, or directives that may be applicable in specific jurisdictions.



Inclusion, Equity, and Diversity

By leading with inclusion, we believe we are building an organization that leverages its diversity as a competitive advantage to deliver on our purpose of Better Care for a Better World. We aim to foster an inclusive and diverse workforce that encompasses the wide variety of experiences and perspectives reflected in the consumers we serve. As a company who serves global consumers and communities, we believe that employing people from disparate backgrounds, cultures, and experiences amplifies our ability to gather insights, foster innovation, and understand the culture, context, and mindset of consumers around the world.

Our Board of Directors and Global Leadership

Our Board remains committed to growing and leveraging multiple dimensions of diversity to fuel our company growth. We believe that having a Board that is inclusive and reflects a wide range of experiences and perspectives is an important element of our leadership and gives us a competitive advantage.

- Women and people of color comprise 31 percent and 54 percent, respectively, of the Executive Leadership Team roles reporting to our CEO.

- Women and people of color comprise 38.4 percent and 22.5 percent of our employee leadership population at the director-level and above, respectively.

- Women and people of color comprise 37.7 percent and 21.9 percent of our employee leadership population in all levels of management, respectively.

Our Strategy and Activations

In 2023, we continued to deliver on our global inclusion, equity, and diversity strategy through a focused approach to achieve the following outcomes: fostering a culture of inclusion and belonging, building a workforce reflective of our consumer base, striving for equity in the employee experience, and partnering with our communities by being a preferred employer.

To achieve our desired outcomes, we are continuing to activate globally by:

- Creating Communities - Developing a Kimberly-Clark community whose deepened understanding and daily actions drive inclusion, embrace diversity, empower authenticity, and foster a sense of belonging.

- Empowering Employees – Equipping and empowering our talent to thrive, and embracing recruitment and retention practices that are inclusive and reflect a wide range of experiences and perspectives.

- Leveraging Leadership – Raising the standard, expecting our leaders to act as cultural cultivators who build and nurture diverse, high-performing teams and infuse inclusion and equity into the employee experience.

- Accelerating Action – Using our global strength, partnering with organizations that work to combat inequities for our people, our consumers, and our communities around the world – to make lives better today and tomorrow.

We believe that our business success is tied to cultivating workplaces, communities, and experiences where inclusion, equity, and diversity are evident and thriving. Building on our momentum from 2022, we held our Global Inclusion Week in 2023, engaging more than 7,000 employees in over 52 countries over six days to activate a culture of inclusion. We also continued the SheCan THRIVE global mentoring program for emerging and existing female leaders. We believe in investing in development to build and retain our talent as a critical growth lever.

Our Activating Inclusive Leadership initiative is geared towards enhancing inclusion and diversity capabilities within our Global Team Leader population. To date, approximately 85 percent of all Kimberly-Clark leaders have completed this requisite training where they reflect on and learn how to lead with conscious inclusion, with the objective of infusing it into how we work, enabling better business decisions, and empowering employees to build an inclusive culture. We believe inclusion is a strategic capability and we work to build it from the inside out. By embedding inclusion into our ways of working, we strive to co-create and innovate in new ways while seeking to ensure that everyone is treated with dignity, recognized for their abilities, and valued for who they are.



We continue to provide transparent updates on our progress, disclosing our results in our Global Sustainability Report and included below.

Full-time Employee Diversity	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Women	31.8%	32.8%	31.8%	30.5%	30.0%	30.9%	31.1%	30.8%	31.8%	32.7%
Women in Management	31.1%	32.0%	33.0%	33.8%	33.4%	34.2%	35.0%	36.7%	37.7%	38.7%
People of Color (U.S.)	18.0%	19.0%	19.0%	19.0%	19.0%	21.0%	21.1%	21.8%	22.8%	23.6%
People of Color in Management (U.S.)	12.2%	12.7%	13.2%	13.9%	16.0%	17.9%	18.9%	19.6%	21.9%	22.4%

It is our practice to disclose our annual EEO-1 data on the Sustainability section of our website after our submission of the corresponding report to the U.S. Equal Employment Opportunity Commission.

Other Corporate Governance Policies and Practices

Corporate Governance Policies. The Board of Directors has adopted Corporate Governance Policies which guide Kimberly-Clark and the Board on matters of corporate governance, including: director responsibilities, Board committees and their charters, director independence, director compensation, performance assessments of the Board and individual directors, Board succession planning, confidentiality and conflicts of interest, director commitments, director orientation and education, director access to management, Board access to outside financial, business and legal advisors, management development and succession planning, and Board interaction with stockholders. Our Corporate Governance Policies provide for retirement at age 72. The Board monitors emerging issues and amends these policies from time to time as rules and regulations change and governance practices develop. To see the policies, go to the Investors section of our website at www.kimberly-clark.com.

Board and Committee Evaluations. The Board conducts annual self-evaluations to determine whether it and its committees are functioning effectively and whether its governing documents continue to remain appropriate. Each Board member is periodically evaluated on an individual basis. The process is designed and overseen by our Lead Director and our Nominating and Corporate Governance Committee, and the results of the evaluations are discussed by the full Board.

Each committee annually reviews its own performance and assesses the adequacy of its charter, and reports the results and any recommendations to the Board.

Board Succession Planning. Our Nominating and Corporate Governance Committee maintains and reviews a succession plan for the Board, as described in "Proposal 1. Election of Directors - Process and Criteria for Nominating Directors."

Service on Other Public Boards. Under our Corporate Governance Policies, directors should not serve on more than four public company boards (including the Kimberly-Clark Board). The Board has reviewed the number of outside directorships held by directors and determined that all directors are in compliance. In addition, when nominating a director for service on the Board or for re-election, the Board considers whether, in light of other commitments (including public company board leadership positions), the nominee will have adequate time to serve as a director of Kimberly-Clark.

In accordance with the Corporate Governance Policies, the Board has considered Deirdre Mahlan's service as the Interim President, Chief Executive Officer and Chairperson of The Duckhorn Portfolio, Inc. and determined that service in that temporary executive role would not impair the ability of Ms. Mahlan to effectively serve on the Kimberly-Clark Board. The Board noted that the service is not expected to extend beyond the first quarter of 2024 and determined that the role would enable Ms. Mahlan to further enhance her expertise and skills. Ms. Mahlan has complied with the requirements of the Corporate Governance Guidelines in connection with accepting the role.

Code of Conduct. Kimberly-Clark has a Code of Conduct that applies to all of our directors, executive officers, and employees, including our CEO, Chief Financial Officer, and Vice President and Controller. It is available in the Investors section of our website at www.kimberly-clark.com. Any amendments to or waivers of our Code of Conduct applicable to our CEO, Chief Financial Officer, or Vice President and Controller will also be posted at that location. It is our policy that any waiver of our Code of Conduct for executive officers or directors may be made only by our Board or a committee of our Board.



Board and Management Roles in Risk Oversight

BOARD

The Board is responsible for providing risk oversight with respect to our operations. In connection with this oversight, the Board particularly focuses on our strategic and operational risks, as well as related risk mitigation. In addition, the Board reviews and oversees management's response to key risks facing Kimberly-Clark.

The Board believes the allocation of risk management responsibilities described below supplements the Board's leadership structure by allocating risk areas to an appropriate committee for oversight, allows for an orderly escalation of issues as necessary, and helps the Board satisfy its risk oversight responsibilities.

The Board's committees review particular risk areas to assist the Board in its overall risk oversight of Kimberly-Clark:

  

AUDIT COMMITTEE	**MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE**	**NOMINATING AND CORPORATE GOVERNANCE COMMITTEE**
• oversees our risk management program, with a particular focus on our internal controls, compliance programs, financial statement integrity and fraud risks, data privacy, cybersecurity, business continuity, IT operational resilience and regulatory matters, and related risk mitigation. • receives regular reports from management on risk assessments, the risk management process, and issues related to the risks of managing our business. • receives an annual enterprise risk management update, which describes our key financial, strategic, operational, and compliance risks.	• reviews the risk profile of our compensation policies and practices. This process includes a review of an assessment of our compensation programs, as described in "Compensation Discussion and Analysis — Analysis of Compensation-Related Risks."	• monitors risks relating to governance matters and recommends appropriate actions in response to those risks. • along with its Sustainability Subcommittee, provides oversight of our corporate social responsibility programs and sustainability activities and receives regular updates on the effectiveness of these programs.

  

MANAGEMENT

Complementing the Board's overall risk oversight, our senior executive team identifies and monitors key enterprise-wide and business unit risks, providing the basis for the Board's risk review and oversight process.

> We have a Global Risk Oversight Committee, consisting of management members from core business units and from our finance, treasury, global risk management, legal, internal audit, human resources, supply chain, and digital technology services functions. This committee identifies significant risks for review and updates our policies for risk management in areas such as hedging, foreign currency and country risks, product liability, property and casualty risks, data privacy and cybersecurity risks, geopolitical risks, and supplier and customer risks.



Information Security. Given the importance of information security and privacy, the Audit Committee receives quarterly reports from our Chief Digital and Technology Officer and our Chief Information Security Officer covering our program for managing information security risks, including data privacy and data protection risks. We internally follow the National Institute of Standards and Technology cybersecurity framework (NIST CSF) to assess the maturity of our cybersecurity programs. Our robust information security training program for employees includes:

- Information security concepts included in our mandatory onboarding Code of Conduct training for all employees

- Monthly phishing drills with global participation

- An annual Cyber Security Awareness Month (CSAM) event consisting of educational opportunities and activities for all employees, including internal and external speakers and presentations. Includes training focused on timely, risk-based topics that align to corporate initiatives.

- Table-top exercises with senior leaders covering ransomware and third-party threats

We maintain cyber insurance which includes coverage related to financial loss due to interruption of our information systems arising from a cybersecurity incident or damage to a third-party caused by a breach of our cybersecurity systems. However, costs related to a cyberattack may exceed the amount of insurance coverage or be excluded under the terms of our cybersecurity insurance policy. As a global company serving consumers in more than 175 countries and territories, we routinely experience a wide variety of cybersecurity incidents. However, we have not experienced a cybersecurity incident that has materially affected or is reasonably likely to materially affect our business strategy, results of operation, or financial condition.

Whistleblower Procedures. The Audit Committee has established procedures for receiving, recording, and addressing any complaints we receive regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission, by our employees or others, of any concerns about our accounting or auditing practices. We also maintain a toll-free Code of Conduct telephone helpline and a website, each allowing our employees and others to voice their concerns anonymously.

Chief Compliance Officer. Our Vice President, Deputy General Counsel and Chief Compliance Officer oversees our compliance programs. His duties include: regularly updating the Audit Committee on the effectiveness of our compliance programs, providing periodic reports to the Board, and working closely with our various compliance functions to promote coordination and sharing of best practices across these functions.

Management Succession Planning. In conjunction with the Board, the Management Development and Compensation Committee is responsible for periodically reviewing the long-term management development plans and succession plans for the CEO and other key officers, as well as the emergency succession plan for the CEO and other key officers if any of these officers unexpectedly becomes unable to perform his or her duties.

Disclosure Committee. We have established a Disclosure Committee to assist in fulfilling our obligations to maintain disclosure controls and procedures and to coordinate and oversee the process of preparing our periodic securities filings with the SEC. This committee is composed of members of management and is chaired by our Vice President and Controller.

No Executive Loans. We do not extend loans to our executive officers or directors, and, therefore, do not have any such loans outstanding.

Charitable Contributions. The Nominating and Corporate Governance Committee has adopted guidelines for the review and approval of charitable contributions by Kimberly-Clark (or any foundation under the common control of Kimberly-Clark) to organizations or entities with which a director or an executive officer may be affiliated. We will disclose in the Investors section of our website at www.kimberly-clark.com any contributions made by us to a tax-exempt organization under the following circumstances:

- An Independent Director serves as an executive officer of the tax-exempt organization; and

- If within the preceding three years, contributions in any single year from Kimberly-Clark to the organization exceeded the greater of $1 million or 2 percent of the tax-exempt organization's consolidated gross revenues.



Proposal 1 – Election of Directors

As of the date of this proxy statement, the Board of Directors consists of thirteen members. Each director's term will expire at this year's Annual Meeting. All the nominees standing for election at the Annual Meeting are being nominated to serve until the 2025 Annual Meeting of Stockholders and until their successors have been duly elected and qualified. All nominees have advised us that they will serve if elected; however, should any nominee become unable to serve, proxies may be voted for another person designated by the Board.

Michael D. White is not standing for re-election. Mr. White will continue to serve as a director until the Annual Meeting. We extend our deep gratitude to Mr. White for his many years of dedicated service, strategic vision and leadership and substantial contributions to the Board, Kimberly-Clark and our stockholders.

Given the independent status of the nominees, if all nominees are elected at the Annual Meeting, eleven of the twelve directors on our Board will be Independent Directors.

Process for Director Elections

Our Certificate of Incorporation provides that all of our directors must be elected annually. Our By-Laws provide that, in uncontested elections, directors must be elected by a majority of votes cast rather than by a plurality. If any incumbent director does not receive a majority of votes, he or she is required to tender his or her resignation for consideration by the Board.



Process and Criteria for Nominating Directors

The Board of Directors is responsible for approving candidates for Board membership. The Board has adopted a Board succession planning policy which formalizes its commitment to refreshing and maintaining a group of directors with diverse perspectives and capabilities. The Board believes that adding fresh perspectives is critical, but also values the institutional knowledge and experience of long-serving directors. The Board is committed to balancing these factors through our succession plan, retirement policy, and director evaluation process.

Succession Planning

Under our succession planning policy, the Nominating and Corporate Governance Committee maintains and reviews a Board succession plan, taking into account current composition and qualifications, Kimberly-Clark's current and expected needs, director tenure, the effectiveness of the Board, and any planned or unplanned vacancies.



Candidate Sourcing

In consultation with the Chairman of the Board and the Lead Director, the Committee screens and recruits director candidates and recommends to the Board any new appointments and nominees for election as directors at our annual meeting of stockholders. It also recommends nominees to fill any vacancies. As provided in our Certificate of Incorporation, the Board of Directors has the authority to determine the size of the Board and appoint directors between annual meetings of stockholders.

The Committee may receive recommendations for Board candidates from various sources, including our directors, management, and stockholders. The Nominating and Corporate Governance Committee periodically retains a search firm to assist it in identifying and recruiting director candidates meeting the criteria specified by the Committee. The Committee utilized a search firm in connection with Ms. Khanna's nomination. In addition, as described in "Corporate Governance – Stockholder Rights," our By-Laws provide for proxy access stockholder nominations of director candidates. Stockholders who wish to nominate directors under our proxy access By-Law should follow the instructions under "Other Information – Stockholder Director Nominees for Inclusion in Next Year's Proxy Statement." Stockholders who wish to nominate directors who are not intended to be included in the company's proxy materials should follow the instructions under "Other Information – Stockholder Director Nominees Not Included in Next Year's Proxy Statement."



Director Criteria

The Committee believes that the criteria for director nominees should foster effective corporate governance, support our strategies and businesses, and ensure that our directors, as a group, both have an overall mix of the attributes needed for an effective Board and reflect diversity of background and viewpoint. The criteria should also support the successful recruitment of qualified candidates.

Qualified candidates for director are those who, in the judgment of the Committee, possess a sufficient mix of the experience attributes listed below to ensure effective service on the Board. In addition, all nominees must possess high standards for ethical behavior, good interpersonal skills, and a proactive and solution-oriented leadership style.



Key Director Experience Attributes

Consumer Products	Perspective on consumer needs and buying habits, industry trends, marketing campaigns and customer engagement to support our growth initiatives.
Digital	Knowledge of emerging technologies, including digital and e-commerce to support marketing, consumer engagement and innovation.
Social Responsibility	Experience leading or advocating for social responsibility initiatives, health and public policy, and integrating social responsibility into corporate strategy to support integrated sustainability programs.
International	Experience with markets outside of the United States, including exposure to different cultural perspectives and practices to support our global operations.
Marketing	Perspectives on building brand awareness and marketing to consumers as well as identifying, developing, and marketing new products, to support our growth initiatives.
M&A	Experience with acquisitions, divestitures and other strategic transactions to support our portfolio optimization efforts.
Financial Expertise	Understanding of accounting and financial reporting processes in large, complex businesses to support the oversight of our financial reporting and compliance.
Innovation/R&D	Experience with innovation processes and knowledge of emerging technologies to support our efforts to translate our consumer understanding into new and successful products.
Strategy & Transformation	Experience with strategic planning and transformation initiatives.
CEO Leadership	Leadership experience with a complex, large enterprise to offer perspectives on organizational planning, talent development, and driving long-term growth.
Cybersecurity	A background or oversight experience in information technology/software, cybersecurity or technology to support the Board's management of cybersecurity risks.
Human Capital	Experience with talent acquisition, development and retention and fostering a positive corporate culture.



Key Attributes of Current Directors

The Nominating and Corporate Governance Committee has reviewed the background of each of our director nominees in light of the experience attributes described on the prior page. The Committee has determined that each nominee possesses a sufficient mix of the experience attributes and that the nominees collectively possess the necessary experience to effectively guide our company.

Consumer Products 9/12	**Financial Expertise** 10/12
Digital 6/12	**Innovation/R&D** 7/12
Social Responsibility 6/12	**Strategy & Transformation** 12/12
International 10/12	**CEO Leadership** 6/12
Marketing 10/12	**Cybersecurity** 4/12
M&A 10/12	**Human Capital** 12/12

Diversity of Directors

As noted above, the Nominating and Corporate Governance Committee believes that diversity of backgrounds and viewpoints is a valuable attribute to include in the boardroom, including gender and ethnic/racial diversity. While the Committee carefully considers this diversity when identifying potential director candidates, the Committee has not established a formal policy regarding diversity. Our Board currently includes individuals of different ages, races, and genders. In particular, 58 percent of our director nominees are female and 42 percent of our director nominees are ethnically diverse.



7 of our **13** director nominees are <u>female</u>, and
5 are <u>ethnically diverse</u>



Proposal 1: Election of directors

The Nominees



Sylvia M. Burwell, 58

President,
American University

Director since:
2022

- President of American University, a private research university located in Washington, D.C., since 2017.
- Served as 22nd U.S. Secretary of Health and Human Services from 2014 to 2017.
  - Managed a $1 trillion department with oversight for the National Institutes of Health, Centers for Disease Control and Prevention, Food and Drug Administration, and the Medicaid and Medicare programs.
- Served as director of the White House Office of Management and Budget from 2013 to 2014.
- Prior to 2013, President of Walmart's charitable foundation focused on ending hunger, and also held senior roles at the Bill and Melinda Gates Foundation, leading a program focused on combating world poverty through agricultural development, financial services for the poor, and global libraries.
- Currently serves on the Board of GuideWell Mutual Holding Corporation, a privately held mutual insurance company.

Other public company boards served on since 2019:
None

Experience highlights:
Ms. Burwell has been determined by our Board to qualify as an "audit committee financial expert" under the SEC's rules and regulations, has leadership experience as a senior executive officer, has experience with social responsibility from her senior roles at major charitable foundations, has public policy and public health expertise from her senior government roles, including her service as the U.S. Secretary of Health and Human Services, has international experience, and provides diversity of background and viewpoint from her academic background.





John W. Culver, 63

Former Group President, North America and Chief Operating Officer, Starbucks Corporation

Director since:
2020

- Group President, North America and Chief Operating Officer of Starbucks Corporation from 2021 to 2022.

  - Prior leadership roles at Starbucks include Group President, International, Channel Development and Global Coffee & Tea from 2018 to 2021; Group President, International and Channels from 2017 to 2018; Group President, Starbucks Global Retail from 2016 to 2017; Group President, China, Asia Pacific, Channel Development and Emerging Brands from 2013 to 2016; President, Starbucks Coffee China and Asia Pacific from 2011 to 2013; and President, Starbucks Coffee International from 2009 to 2011.

- Currently serves as a director of The Mission Continues.

Other public company boards served on since 2019:
Columbia Sportswear Company (since January 2021).

Experience highlights:
Mr. Culver satisfies the financial literacy requirements of the NYSE, has leadership experience as a senior executive, has knowledge about our industries, has human capital experience and experience developing a positive corporate culture from his leadership roles at Starbucks, has digital marketing, e-commerce, information technology and cybersecurity expertise, has international experience, and experience with branded consumer goods.





Michael D. Hsu, 59

Chairman of the Board and CEO, Kimberly-Clark Corporation

Director since: 2017

- Chairman of the Board since 2020 and Chief Executive Officer since 2019.
- Served as President and Chief Operating Officer from 2017 to 2019.
  - Responsible for the day-to-day operations of our business units, along with our global innovation, marketing and supply chain functions.
- Served as Group President, K-C North America from 2013 to 2016
  - Responsible for our consumer business in North America, as well as leading the development of new business strategies for global nonwovens.
- Served as Group President, North America Consumer Products from 2012 to 2013.
- Prior to joining Kimberly-Clark, served as Executive Vice President and Chief Commercial Officer of Kraft Foods, Inc., from January 2012 to July 2012, as President of Sales, Customer Marketing and Logistics from 2010 to 2012 and as President of its grocery business unit from 2008 to 2010. Prior to that, Mr. Hsu served as President and Chief Operating Officer, Foodservice at H. J. Heinz Company.

Other public company boards served on since 2019:

Texas Instruments Incorporated (from April 2020 to April 2023).

Experience highlights:

Mr. Hsu satisfies the financial literacy requirements of the NYSE, has leadership experience as a chief executive officer, provides diversity of background and viewpoint, has knowledge about our industries, has international experience and experience with branded consumer packaged goods, and has digital and marketing experience.





Mae C. Jemison, M.D., 67

President, The Jemison Group, Inc.

Director since: 2002

- Founder and President of The Jemison Group, Inc., a science, technology, and innovation consulting company.

- Principal for the 100 Year Starship Project, an initiative started through competitive seed funding from DARPA that fosters science, technological, and human systems breakthroughs and innovations by seeking to ensure that the capability required for human space travel to another star exists within 100 years.

- Founded the Dorothy Jemison Foundation for Excellence and developed The Earth We Share international science camp and STEM programs.

- Member of faculty of EnMed Texas A&M School of Engineering Medicine.

- Professor of Environmental Studies at Dartmouth College from 1995 to 2002 and is currently an adjunct professor at Dartmouth's medical school.

- National Aeronautics and Space Administration (NASA) astronaut from 1987 to 1993.

- Member of the National Academy of Medicine and serves on its governance council. Serves on the National Board of Professional Teaching Standards, is the Chair of the NASA Innovative Advanced Concepts (NAC) External Advisory Council, and serves on the Board of the African Museum of Science and Technology (Kenya).

- Founding chair of the State of Texas Product Development and Small Business Incubator Board and was a member of the Advisory Board of the National Institute of Health for Biomedical Imaging and Bioengineering.

Other public company boards served on since 2019:
None.

Experience highlights:
Dr. Jemison satisfies the financial literacy requirements of the NYSE, has expertise in scientific research and innovation through founding and leading technology focused businesses and organizations including a medical device company and a space technology design and development initiative, has experience with social responsibility through her role as a professor of Environmental Studies at Dartmouth college and continued work in the field, has international experience and leadership experience of entrepreneurial start-up enterprises and non-profit organizations, provides diversity of background and viewpoint, and has compensation, governance, and public company board experience.





- Executive Vice President and Chief Business Leader, Personal Health, of Royal Philips, a health technology company, since 2020, while also serving on the company's Executive Committee.

- Held positions of increasing responsibility at Johnson & Johnson, including Global President, Skin Health and Office of Marketing Value, from 2019 to 2020; Global President, Baby Care, from 2017 to 2019; and Vice President, Baby Care, Asia Pacific and Global Emerging Markets, from 2015 to 2017.

- Held positions of increasing responsibility at Procter & Gamble from 1998 to 2015.

**Deeptha
Khanna, 48**

EVP and Chief
Business Leader,
Personal Health,
Royal Philips

Director since:
September 2023

Other public company boards served on since 2019:
None.

Experience highlights:
Ms. Khanna satisfies the financial literacy requirements of the NYSE, has leadership experience as a senior executive, has international experience and experience with branded consumer goods, has experience with mergers and acquisitions, has social responsibility and health sector experience, and has marketing, digital marketing, and e-commerce experience.





S. Todd Maclin, 67

Retired Chairman, Chase Commercial and Consumer Banking, JPMorgan Chase & Co.

Director since: 2019

- Retired in 2016 from a 37-year career at JPMorgan Chase & Co., and its predecessor banks, where he rose to Chairman, Chase Commercial and Consumer Banking in 2013, while also serving on the company's Operating Committee.
  - Held a variety of leadership roles, including Regional Executive for Texas and the Southwest U.S., and Global Executive for Energy Investment Banking.
- Serves as a director of The University of Texas Development Board, as a member of the Advisory Council for McCombs Graduate School of Business, on the Executive Committee of The University of Texas Chancellor's Council, on the Board of Visitors of UT Southwestern Health System, on the Steering Committee for the O'Donnell Brain Institute for UT Southwestern, and on the Board of Southwestern Medical Foundation and is a member of its Investment Committee.
- Lifetime member of The University of Texas Ex-Students' Alumni Association (Texas Exes). He has served on the Texas Exes' Board of Directors, as its Interim Co-Executive Director during 2017, and served as President of Texas Exes for the term of June 2019-2020. He is also a lifetime member of the UT President's Associates. In 2017, Mr. Maclin was inducted into the UT McCombs Texas Business Hall of Fame.
- Serves on the Board of Directors of RRH Corporation, the parent company of Hunt Consolidated, Inc.; as Board advisor for Cyber Defense Labs; as a member of SMU Tate Lecture Series Board; as a member of Center for Strategic International Studies (CSIS) Advisory Board and co-Chair of its CSIS Dallas Roundtable; and as a Member of Everside Capital Partners Senior Advisory Committee.

Other public company boards served on since 2019:
Trinity Industries, Inc. (since September 2020).

Experience highlights:
Mr. Maclin satisfies the financial literacy requirements of the NYSE and has a banking and finance background, has leadership experience as a senior executive, has information technology and cybersecurity expertise through his roles at JPMorgan Chase, and provides diversity of background and viewpoint.





Deirdre A. Mahlan, 61

Interim President, CEO and Chairperson of The Duckhorn Portfolio, Inc.; Former President, Diageo North America, Diageo plc

Director since:
2021

- Interim President, Chief Executive Officer and Chairperson of The Duckhorn Portfolio, Inc., a luxury wine company, since September 2023.

- Had a 19-year career at Diageo plc, a leading beverage alcohol company, where she rose to President of Diageo North America and oversaw Diageo's U.S. and Canadian spirits and beer businesses from 2015 to 2020.

  - Served as Chief Financial Officer of Diageo plc from 2010 to 2015. Prior to that, she served in a number of leadership roles, including Deputy Financial Officer and Head of Tax and Treasury.

- Began her career at PricewaterhouseCoopers, where she gained experience in audit across multiple diversified global companies.

- Is a certified public accountant.

Other public company boards served on since 2019:
The Duckhorn Portfolio, Inc. (since March 2021) and Haleon plc (since July 2022).

Experience highlights:
Ms. Mahlan has been determined by our Board to qualify as an "audit committee financial expert" under the SEC's rules and regulations and has an accounting and finance background, has leadership experience as a senior executive, has experience with branded consumer goods, provides diversity of background and viewpoint, and has marketing and public company board experience.





Sherilyn S. McCoy, 65

Former Chief Executive Officer, Avon Products, Inc.

Director since:
2018

- Chief Executive Officer and Director of Avon Products, Inc., a personal care products company, from 2012 to 2018.
- Had a 30-year career at Johnson & Johnson, where she rose to Vice Chairman in 2011.
  - Most recently at Johnson & Johnson, oversaw Pharmaceutical, Consumer, Corporate Office of Science & Technology, and Information Technology divisions.
  - Served in a number of leadership roles, including Worldwide Chairman, Pharmaceuticals Group from 2009 to 2011; Worldwide Chairman, Surgical Care Group from 2008 to 2009; and Company Group Chairman and Worldwide Franchise Chairman of Ethicon, Inc., a subsidiary of Johnson & Johnson, from 2005 to 2008.
  - Earlier in her career, Ms. McCoy was Global President of the Baby and Wound Care franchise; Vice President, Marketing for a variety of global brands; and Vice President, Research & Development for the Personal Products Worldwide Division.

Other public company boards served on since 2019:
AstraZeneca PLC, Certara, Inc. (through November 2021), NovoCure Limited (through June 2022) and Stryker Corporation.

Experience highlights:
Ms. McCoy satisfies the financial literacy requirements of the NYSE, has leadership experience as a chief executive officer, provides diversity of background and viewpoint, has knowledge about our industries, has innovation and international experience and experience with branded consumer packaged goods, and has marketing, compensation, governance, and public company board experience.



Christa S. Quarles, 50

Chief Executive Officer, Alludo

Director since:
2016

- Chief Executive Officer and Director of Alludo, a portfolio software company of KKR, since 2020.
- Chief Executive Officer of OpenTable, Inc., a provider of online restaurant reservations, from November 2015 to 2018.
  - Served as Chief Financial Officer from May 2015 to November 2015.
- Chief Business Officer of Nextdoor, Inc. from 2014 to May 2015.
- Held positions of increasing responsibility with The Walt Disney Company from 2010 to 2014, including Senior Vice President, General Manager Mobile and Social Games; General Manager, Disney Mobile Games; and Chief Financial Officer and Head of Business Operations, Mobile and Social Games.
- Prior to 2010, served as Chief Financial Officer of Playdom Inc., which was acquired by The Walt Disney Company in 2010.

Other public company boards served on since 2019:
Affirm Holdings, Inc. (since January 2021).

Experience highlights:
Ms. Quarles satisfies the financial literacy requirements of the NYSE and has a background in finance, has leadership experience as a chief executive officer, has innovation, digital marketing, e-commerce, information technology, and cybersecurity expertise from her roles at Alludo and OpenTable, and provides diversity of background and viewpoint.





Jaime A. Ramirez, 57

Former Executive Vice President and President, Global Tools & Storage, Stanley Black & Decker, Inc.

Director since:
2021

- Executive Vice President and President, Global Tools & Storage of Stanley Black & Decker, Inc., a leading industrial and consumer products company, from 2020 to 2022.

  - Served as Senior Vice President and Chief Operating Officer, Tools & Storage, from 2019 to 2020; and Senior Vice President and President, Global Emerging Markets, from 2012 to 2019.

  - Served in a number of leadership roles since joining the company in 1991, including President, Construction and DIY, Latin America and President, Latin America Group.

Other public company boards served on since 2019:
None

Experience highlights:
Mr. Ramirez satisfies the financial literacy requirements of the NYSE, has leadership experience as a senior executive, has international experience and experience with branded consumer goods, and has marketing, digital marketing, and e-commerce experience.





Dunia A. Shive, 63

Former President and Chief Executive Officer, Belo Corp.

Director since:
2019

- Senior Vice President of TEGNA Inc., formerly Gannett Co., Inc., a broadcast and digital media company, from 2013 to 2017.

- President and Chief Executive Officer of Belo Corp. from 2008 to 2013, which was acquired by Gannett in 2013.

  - Joined Belo Corp. in 1993 and served as Chief Financial Officer and various other leadership positions prior to her election as President and Chief Executive Officer.

- Serves as a Trustee of Downtown Dallas Parks Conservancy.

Other public company boards served on since 2019:

DallasNews Corporation (since September 2021), Main Street Capital Corporation (since March 2020) and Trinity Industries, Inc.

Experience highlights:

Ms. Shive has been determined by our Board to qualify as an "audit committee financial expert" under the SEC's rules and regulations and has an accounting and finance background, has leadership experience as a chief executive officer, provides diversity of background and viewpoint, and has marketing, compensation, governance, and public company board experience.




Mark T. Smucker, 54

Chair of the Board, President, and Chief Executive Officer, The J.M. Smucker Company

Director since:
2019

- Chair of the Board of The J.M. Smucker Company, a manufacturer and marketer of food and beverage products since 2022, and President and Chief Executive Officer since 2016.

  - Served as President and President, Consumer and Natural Foods, from 2015 to 2016; President, U.S. Retail Coffee, from 2011 to 2015; President, Special Markets, from 2008 to 2011; Vice President, International, from 2007 to 2008; and Vice President, International and Managing Director, Canada, from 2006 to 2007.

Other public company boards served on since 2019:
The J.M. Smucker Company.

Experience highlights:
Mr. Smucker satisfies the financial literacy requirements of the NYSE, has leadership experience as a chief executive officer, has knowledge about our industries, has experience with branded consumer packaged goods, and has innovation, marketing, social responsibility, compensation, governance, and public company board experience.

> The Board of Directors unanimously recommends a vote FOR the election of each of the twelve nominees for director.



Director Compensation

Directors who are not officers or employees of Kimberly-Clark or any of our subsidiaries, affiliates, or equity companies are "Outside Directors" for compensation purposes and are compensated for their services under our 2021 Outside Directors' Compensation Plan. All Independent Directors currently on our Board are Outside Directors and are compensated under this Plan.

Our objectives for Outside Director Compensation are:

* to remain competitive with the compensation paid to outside directors of comparable companies
* to keep pace with changes in practices in director compensation
* to attract qualified candidates for Board service
* to reinforce our practice of encouraging stock ownership by our directors

The Nominating and Corporate Governance Committee periodically reviews the form and amount of non-management director compensation to ensure that it is appropriate relative to peer companies. The table below shows how we structured Outside Director compensation in 2023:



Additional Annual Grant of Restricted Share Units

Committee Chairs	
Audit	+$20,000
Management Development and Compensation	+$20,000
Nominating and Corporate Governance	+$20,000
Lead Director	**+$30,000**

Stockholder Alignment

Restricted share units are not paid out until retirement or other termination of Board service

New Outside Directors receive the full quarterly amount of the annual retainer for the quarter in which they join the Board. Their annual grant of restricted share units is pro-rated based on the date when they joined.

We also reimburse Outside Directors for expenses incurred in attending Board or committee meetings.

Restricted share units are not shares of our common stock. Rather, restricted share units represent the right to receive a pre-determined number of shares of our common stock within 90 days following a "restricted period" that begins on the date of grant and expires on the date the Outside Director retires from or otherwise terminates service on the Board. In this way, they align the director's interests with the interests of our stockholders. Outside Directors may not dispose of the units or use them in a pledge or similar transaction. Outside Directors also receive additional restricted share units equivalent in value to the dividends that would have been paid to them if the restricted share units granted to them were shares of our common stock.



2023 Outside Director Compensation

The following table shows the compensation paid to each Outside Director for his or her service in 2023.

Name[1]	Fees Earned or Paid in Cash($)	Stock Awards ($)[2][3][4]	All Other Compensation ($)[5]	Total($)[6]
Sylvia M. Burwell	105,000	185,000	10,000	300,000
John W. Culver	105,000	185,000	10,000	300,000
Robert W. Decherd	52,500	205,000	–	257,500
Mae C. Jemison, M.D.	105,000	185,000	–	290,000
Deeptha Khanna	52,500	61,667	–	114,167
S. Todd Maclin	105,000	185,000	10,000	300,000
Deirdre A. Mahlan	105,000	185,000	1,000	291,000
Sherilyn S. McCoy	105,000	205,000	10,000	320,000
Christa S. Quarles	105,000	185,000	10,000	300,000
Jaime A. Ramirez	105,000	185,000	–	290,000
Dunia A. Shive	105,000	205,000	–	310,000
Mark T. Smucker	105,000	185,000	–	290,000
Michael D. White	105,000	215,000	–	320,000

[1] Mr. Decherd served as a director until his retirement on April 20, 2023 and received fees for two quarters. Ms. Khanna joined the Board on September 13, 2023 and received a pro-rated stock award as well as fees for two quarters.

[2] Amounts shown reflect the grant date fair value of those grants, determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 — Stock Compensation ("ASC Topic 718") for restricted share unit awards granted pursuant to our 2021 Outside Directors' Compensation Plan. See Note 7 to our audited consolidated financial statements included in our Annual Report on Form 10-K for 2023 for the assumptions used in valuing these restricted share units.

[3] Restricted share unit awards were granted to the Outside Directors on January 3, 2023, except for Ms. Khanna who joined the Board and received a grant on September 13, 2023. The number of restricted share units granted is set forth below:

Name	Restricted Share Unit Grants in 2023(#)
Sylvia M. Burwell	1,349
John W. Culver	1,349
Robert W. Decherd	1,495
Mae C. Jemison, M.D.	1,349
Deeptha Khanna	493
S. Todd Maclin	1,349
Deirdre A. Mahlan	1,349
Sherilyn S. McCoy	1,495
Christa S. Quarles	1,349
Jaime A. Ramirez	1,349
Dunia A. Shive	1,495
Mark T. Smucker	1,349
Michael D. White	1,568



(4) As of December 31, 2023, Outside Directors had the following stock awards outstanding:

Name	Restricted Share Units(#)
Sylvia M. Burwell	2,428
John W. Culver	4,705
Mae C. Jemison, M.D.	55,406
Deeptha Khanna	493
S. Todd Maclin	6,854
Deirdre A. Mahlan	3,239
Sherilyn S. McCoy	8,554
Christa S. Quarles	12,378
Jaime A. Ramirez	3,239
Dunia A. Shive	7,319
Mark T. Smucker	6,275
Michael D. White	15,104

(5) Reflects charitable matching gifts paid in 2023 under the Kimberly-Clark Foundation's Matching Gifts Program to a charity designated by the director. This program is available to all our employees and directors. Under the program, the Kimberly-Clark Foundation matches employees' and directors' financial contributions to qualified educational and charitable organizations in the United States on a dollar-for-dollar basis, up to $10,000 per person per calendar year. Amounts paid in 2023 in connection with certain matching gifts for Messrs. Culver and Maclin, and Mmes. McCoy and Quarles reflect donations made in 2022. Not included in this column is the value of retirement gifts to Mr. Decherd, which had a value of less than $1,000. In addition, we made a charitable contribution of $50,000 in honor of Mr. Decherd. This contribution was made directly by Kimberly-Clark to a charitable organization selected by Kimberly-Clark and was not made in the name or at the direction of Mr. Decherd. Mr. Decherd did not receive any personal benefit from the contribution and accordingly, the amount of the contribution has been excluded from the Director Compensation table.

(6) During 2023, Mr. Decherd received credit for cash dividends on his restricted stock holdings. These dividends were credited to an interest bearing account maintained by us on behalf of Mr. Decherd. Earnings on this account are not included in the Outside Director Compensation Table because the earnings were not above market or preferential. Also in 2023, Outside Directors received additional restricted share units with a value equal to the cash dividends paid during the year on our common stock on the restricted share units held by them. Because we factor the value of the right to receive dividends into the grant date fair value of the restricted stock and restricted share units awards, the dividends and dividend equivalents received by Outside Directors are not included in the Outside Director Compensation table. The dividends and other amounts credited on restricted stock and additional restricted share units credited in 2023 were as follows:

Name	Dividends Credited on Restricted Stock($)	Number of Restricted Share Units Credited in 2023(#)	Grant Date Fair Value of Restricted Share Units Credited($)
Sylvia M. Burwell	—	73.26	9,609
John W. Culver	—	152.58	20,072
Robert W. Decherd	7,020	991.66	134,464
Mae C. Jemison, M.D.	—	1,918.83	253,057
Deeptha Khanna	—	—	—
S. Todd Maclin	—	227.46	29,948
Deirdre A. Mahlan	—	101.52	13,336
Sherilyn S. McCoy	—	285.43	37,589
Christa S. Quarles	—	419.89	55,332
Jaime A. Ramirez	—	101.52	13,336
Dunia A. Shive	—	242.40	31,914
Mark T. Smucker	—	207.28	27,287
Michael D. White	—	513.02	67,608

Other than the cash retainer, grants of restricted share units and the other compensation previously described, no Outside Director received any compensation or perquisites from Kimberly-Clark for services as a director in 2023.



A director who is not an Outside Director does not receive any compensation for services as a member of the Board or any committee, but is reimbursed for expenses incurred as a result of the services.

In 2023, the Nominating and Corporate Governance Committee, with the assistance of Mercer, revisited the Corporation's Outside Director compensation to assess whether it still met our objectives as described above. In its assessment, the Committee compared aggregate Outside Director cash and equity compensation to the median compensation of the outside directors of our peer group, as well as the structure of our compensation programs of our peer group. For information regarding our peer group, see "Compensation Discussion and Analysis" below. Based on this review, the Committee determined that the aggregate compensation for our Outside Directors would be below the median of our peer group in 2024. The Committee then recommended to the Board, and the Board approved, changes to our Outside Directors aggregate compensation to more closely align with the median aggregate compensation of our peer group. Accordingly, beginning in 2024, the annual retainers for the Chairs of the Audit, Management Development and Compensation and Nominating and Corporate Governance Committees are increased from $20,000 to $25,000 (paid in restricted share units) and the Chair of the Sustainability Subcommittee will receive an annual retainer of $20,000 (paid in restricted share units).



Proposal 2 – Ratification of Auditor

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of our independent auditor. The Audit Committee is also responsible for overseeing the negotiation of the audit fees associated with retaining our independent auditor. To assure continuing auditor independence, the Audit Committee periodically considers whether a different audit firm should perform our independent audit work. Also, in connection with the mandated rotation of the independent auditor's lead engagement partner, the Audit Committee and its chair are directly involved in the selection of the new lead engagement partner.

For 2024, the Audit Committee has selected Deloitte & Touche LLP (along with its member firms and affiliates, "Deloitte") as the independent registered public accounting firm to audit our financial statements. In engaging Deloitte for 2024, the Audit Committee utilized a review and selection process that included the following:

- a review of management's assessment of the services Deloitte provided in 2023 and a comparison of this assessment to prior years' reviews
- discussions, in executive session, with the Chief Financial Officer and the Vice President and Controller regarding their viewpoints on the selection of the 2024 independent auditor and on Deloitte's performance
- discussions, in executive session, with representatives of Deloitte about their possible engagement
- Audit Committee discussions, in executive session, about the selection of the 2024 independent auditor
- a review and approval of Deloitte's proposed estimated fees for 2024
- a review and assessment of Deloitte's independence
- the Audit Committee's consideration of the fact that Deloitte has served as our independent auditor since 1928, including its understanding of our global business, accounting policies and practices, and internal control over financial reporting, and its conclusion that its term of service does not impact Deloitte's independence

The Audit Committee and the Board believe that the continued retention of Deloitte to serve as our independent auditor is in the best interests of Kimberly-Clark and its stockholders, and they recommend that stockholders ratify this selection. If the stockholders do not ratify the selection of Deloitte, the Audit Committee will consider the selection of another independent auditor.

Representatives of Deloitte are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

> The Board of Directors unanimously recommends a vote FOR ratification of Deloitte's selection as Kimberly-Clark's auditor for 2024.



Principal Accounting Firm Fees

Our aggregate fees to Deloitte (excluding value added taxes) with respect to the fiscal years ended December 31, 2023 and 2022, were as follows (dollars in millions):

	2023	2022
Audit Fees[1]	$ 12.3	$ 11.5
Audit-Related Fees[2]	1.0	0.5
Tax Fees[3]	1.9	2.1
All Other Fees	–	–

[1] These amounts represent fees billed or expected to be billed for professional services rendered by Deloitte for the audit of Kimberly-Clark's annual financial statements for the fiscal years ended December 31, 2023 and 2022, reviews of the financial statements included in Kimberly-Clark's Forms 10-Q, and other services that are normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings or engagements for each of those fiscal years. These amounts also include fees for an audit of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

[2] These amounts represent aggregate fees billed or expected to be billed by Deloitte for assurance and related services reasonably related to the performance of the audit or review of our financial statements, that are not included in the audit fees listed above. These services include engagements related to employee benefit plans, comfort letters, attest services, consents, assistance with and review of SEC filings, due diligence and accounting consultation in connection with acquisitions and dispositions, and other matters.

[3] These amounts represent Deloitte's aggregate fees for tax compliance, tax advice and tax planning for 2023 and 2022. Approximately $0.1 million was for tax compliance/preparation fees in each of 2023 and 2022.

Audit Committee Approval of Audit and Non-Audit Services

The Audit Committee has a policy for pre-approval of all audit and permissible non-audit services provided by Deloitte. Each year, the Audit Committee approves the terms on which Deloitte is engaged for the ensuing year. At least quarterly, the Audit Committee reviews and, if appropriate, pre-approves non-audit services to be performed by Deloitte, reviews a report summarizing year-to-date approved non-audit services provided by Deloitte, and reviews an updated projection of the year's estimated non-audit service fees. To ensure prompt handling of unexpected matters, the Audit Committee has delegated to the Chair of the Audit Committee the authority to amend or modify the list of audit and non-audit services and fees between meetings, as long as the additional or amended services do not affect Deloitte's independence under applicable rules. The Audit Committee then reviews the Chair's approval decisions each quarter.

All Deloitte services and fees in 2023 and 2022 were pre-approved by the Audit Committee or the Audit Committee Chair.



Audit Committee Report

In accordance with its charter adopted by the Board, the Audit Committee assists the Board in overseeing the quality and integrity of Kimberly-Clark's accounting, auditing and financial reporting practices.

In discharging its oversight responsibility for the audit process, the Audit Committee obtained from the independent registered public accounting firm (the "auditor") a formal written statement describing all relationships between the auditor and Kimberly-Clark that might bear on the auditor's independence, as required by Public Company Accounting Oversight Board ("PCAOB") Rule 3526, Communication with Audit Committees Concerning Independence, discussed with the auditor any relationships that may impact the auditor's objectivity and independence and satisfied itself as to the auditor's independence. The Audit Committee also discussed with management, the internal auditors, and the auditor, the quality and adequacy of Kimberly-Clark's internal controls and the internal audit function's organization, responsibilities, budget and staffing. The Audit Committee reviewed with both the auditor and the internal auditors their audit plans, audit scope and identification of audit risks.

The Audit Committee discussed with the auditor the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. Also, with and without management present, it discussed and reviewed the results of the auditor's examination of our financial statements and our internal control over financial reporting. The Committee also discussed the results of internal audit examinations.

Management is responsible for preparing Kimberly-Clark's financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") and for establishing and maintaining Kimberly-Clark's internal control over financial reporting. The auditor has the responsibility for performing an independent audit of Kimberly-Clark's financial statements and internal control over financial reporting, and expressing opinions on the conformity of Kimberly-Clark's financial statements with GAAP and the effectiveness of internal control over financial reporting. The Audit Committee discussed and reviewed Kimberly-Clark's audited financial statements as of and for the fiscal year ended December 31, 2023, with management and the auditor. The Audit Committee also reviewed management's assessment of the effectiveness of internal controls as of December 31, 2023, and discussed the auditor's examination of the effectiveness of Kimberly-Clark's internal control over financial reporting.

Based on the above-mentioned reviews and discussions with management and the auditor, the Audit Committee recommended to the Board that Kimberly-Clark's audited financial statements be included in Kimberly-Clark's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the SEC. The Audit Committee also has selected and recommended to stockholders for ratification the reappointment of Deloitte as the independent registered public accounting firm for 2024.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Dunia A. Shive, Chair
Sylvia M. Burwell
John W. Culver
Deeptha Khanna
Deirdre A. Mahlan
Jaime A. Ramirez



Proposal 3. Advisory Vote to Approve Named Executive Officer Compensation

In the Compensation Discussion and Analysis that follows, we describe in detail our executive compensation program, including its objectives, policies, and components. As discussed in that section, our executive compensation program seeks to align the compensation of our executives with our strategic objectives. To this end, the Management Development and Compensation Committee (the "Committee") has adopted executive compensation policies that are designed to achieve the following objectives:

- *Pay-for-Performance.* Support a performance-oriented environment that rewards achievement of our financial and non-financial goals.

- *Focus on Long-Term Success.* Reward executives for long-term strategic management and stockholder value enhancement.

- *Stockholder Alignment.* Align the financial interests of our executives with those of our stockholders.

- *Quality of Talent.* Attract and retain executives whose abilities are considered essential to our long-term success.

For a more detailed discussion of how our executive compensation program reflects these objectives and policies, including information about the fiscal year 2023 compensation of our named executive officers, see "Compensation Discussion and Analysis."

We are asking our stockholders to support our executive compensation as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our executive compensation on an annual basis. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our executives and the objectives, policies, and practices described in this proxy statement. Accordingly, we will ask our stockholders to vote on the following resolution at the Annual Meeting:

> RESOLVED, that the compensation paid to the Corporation's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved by the Corporation's stockholders on an advisory basis.

The say-on-pay vote is advisory and is therefore not binding on Kimberly-Clark, the Committee, or our Board. Nonetheless, the Committee and our Board value the opinions of our stockholders. Therefore, to the extent there is any significant vote against the executive compensation as disclosed in this proxy statement, the Committee and our Board will consider our stockholders' concerns and will evaluate whether any actions are necessary to address those concerns.

> The Board of Directors unanimously recommends a vote FOR the approval of named executive officer compensation, as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules.



Compensation Discussion and Analysis

This Compensation Discussion and Analysis is intended to provide investors with an understanding of our compensation policies and decisions regarding 2023 compensation for our named executive officers.

For 2023, our named executive officers are:

Named Executive Officer	Title
Michael D. Hsu	Chairman of the Board and Chief Executive Officer
Nelson Urdaneta	Senior Vice President and Chief Financial Officer
Zackery Hicks	Chief Digital and Technology Officer
Russell Torres	Group President, K—C North America
Jeffrey Melucci	Chief Business and Transformation Officer

During 2023, Mr. Melucci served as Chief Business Development and Legal Officer. On January 30, 2024, he was promoted to Chief Business and Transformation Officer.

2023 Performance and Pay Decisions

Based on 2023 performance, the Management Development and Compensation Committee of our Board (the "Committee") concluded that:

- management delivered solid financial performance in 2023, achieving above target level organic sales growth and adjusted earnings per share, and

- management continues to make good progress executing our strategies for our long-term success, including:

  - focusing on targeted growth initiatives and product innovations,

  - continuing to enhance our commercial capabilities for long-term success,

  - aligning our portfolio, including the sale of our Neve tissue brand and associated assets in Brazil,

  - emphasizing market share improvement in our priority markets, including in our personal care business,

  - leveraging cost and financial discipline to fund growth and improve margins, taking multiple pricing actions, generating significant cost savings, and managing discretionary spending, and

  - allocating capital in stockholder-friendly ways, increasing the annual dividend by 1.7 percent, and returning approximately $1.8 billion to stockholders through dividends and share repurchases.

As measured under our annual incentive program, we delivered the results below in organic sales growth and adjusted earnings per share (EPS).

Performance Measure*	2023 Results	2023 Target
Organic sales growth	4.7%	3.0%
Adjusted EPS	$6.57	$5.85

* See "2023 Performance Goals, Performance Assessments and Payouts" for additional information on how we use these measures to promote our pay-for-performance culture.

For our additional corporate non-financial strategic performance goals, we achieved 30 percent for our brand equity and market performance goals and 129 percent for our inclusion, equity, and diversity goals.



Based on our performance, the Management Development and Compensation Committee of our Board (the "Committee") concluded that management exceeded its financial targets for 2023 but only partially delivered on its non-financial targets. Accordingly, the Committee approved annual cash incentives for 2023 at the calculated payout amounts, which were above the target amounts, including an incentive payout for the CEO at 136 percent of his target payment amount.

In February 2024, the Committee evaluated the results of the three-year performance period for the performance-based restricted share units that were granted in 2021. Based on this review, the Committee determined that we exceeded our performance goals for both organic sales growth and modified free cash flow. As a result, the payout percentage for the share units was 174 percent of target.

At-Risk Compensation

Pay-for-performance is a key objective of our compensation programs. Consistent with that objective, at-risk compensation constituted a significant portion of our named executive officers' direct annual compensation targets for 2023. Also, to further align the financial interests of our executives with those of our stockholders, a majority of our executives' target direct annual compensation for 2023 was equity based.

Composition of Target Direct Compensation

Chairman and CEO



90% At-Risk
27% Cash
73% Long-term equity incentives
10%
Salary
17%
Annual Incentive
29%
Time-vested RSUs
44%
Performance-based RSUs

Other Named Executive Officers



80% At-Risk
39% Cash
61% Long-term equity incentives
20%
Salary
19%
Annual Incentive
24%
Time-vested RSUs
37%
Performance-based RSUs



Committee Consideration of 2023 Stockholder Advisory Vote



94%

At our 2023 Annual Meeting, our executive compensation program received the support of approximately 94% of shares represented at the meeting.

The Committee has considered the results of this vote and views this outcome as evidence of stockholder support of its executive compensation decisions and policies. Accordingly, we continued our general approach to compensation for 2024, specifically our pay-for-performance philosophy and our efforts to attract, retain, and motivate our executives. The Committee will continue to review the annual stockholder votes on our executive compensation program and determine whether to make any changes in light of the results.


Executive Compensation Objectives and Policies

The Committee establishes and administers our policies governing the compensation of our elected officers, including our named executive officers. The Committee reviews our compensation philosophy annually and determines whether it supports our business objectives and is consistent with the Committee's charter.

The Committee has adopted executive compensation policies that are designed to achieve the following objectives:

Objective	Description	Related Policies
Pay-for-Performance	Support a performance-oriented environment that rewards achievement of our financial and non-financial goals.	Our named executive officers' pay varies with the levels at which annual and long-term performance goals are achieved. The Committee chooses performance goals that align with our strategies for sustained growth and profitability.
Focus on Long-Term Success	Reward executives for long-term strategic management and stockholder value enhancement.	The largest single component of our named executive officers' annual target compensation is in the form of performance-based restricted share units. The number of shares actually received on payout of these units depends on our performance over a three-year period.
Stockholder Alignment	Align the financial interests of our executives with those of our stockholders.	Equity-based awards make up the largest part of our named executive officers' annual target compensation. Our named executive officers receive performance-based and time-vested restricted share units which pay out in shares of our common stock. We also have other policies that link our executives' interests with those of our stockholders, including target stock ownership guidelines.
Quality of Talent & Retention	Attract and retain highly skilled executives whose abilities are considered essential to our long-term success as a global company operating our personal care, consumer tissue, and K-C professional businesses.	The Committee reviews peer group data to ensure our executive compensation program remains competitive so we can continue to attract and retain this talent. From time to time, we recruit executives from other industries with relevant critical skills needed to support our strategic priorities.

These compensation objectives and policies seek to align the compensation of our elected officers, including our named executive officers, with our strategic objectives to:

- grow our portfolio of brands through innovation, category development, and commercial execution
- leverage our cost and financial discipline to fund growth and improve margins
- allocate capital in value-creating ways


Components of Our Executive Compensation Program

The table below gives an overview of the compensation components used in our program and matches each with one or more of the objectives described above.

Component	Objectives	Purpose
Base salary	Quality of talent	Provide annual cash income based on: • level of responsibility, skills, experience, and performance • comparison to market pay information
Annual cash incentive	Pay-for-performance	Motivate and reward achievement of the following annual performance goals: • corporate key financial goals • other corporate non-financial strategic performance goals • performance of the business unit or staff function of the individual
Long-term equity incentive	Stockholder alignment Focus on long-term success Pay-for-performance Quality of talent Retention	Provide an incentive to deliver stockholder value and to achieve our long-term objectives, through annual awards of: • performance-based restricted share units • time-vested restricted share units Additional time-vested restricted share units may be granted from time to time for recruiting, retention, or other purposes
Retirement benefits	Quality of talent	Provide competitive retirement plan benefits through 401(k) plan and other defined contribution plans
Perquisites	Quality of talent	Provide minimal additional benefits
Post-termination compensation (severance and change of control)	Quality of talent	Encourage attraction and retention of executives critical to our long-term success and competitiveness: • Severance Pay Program, which provides eligible employees, including executives, payments and benefits in the event of certain involuntary terminations • Executive Severance Plan, which provides eligible employees, including executives, payments in the event of a qualified separation of service following a change of control



Setting Annual Compensation

This section describes how the Committee thinks about annual compensation and the processes that it followed in setting 2023 target annual compensation for our named executive officers.

Focus on Direct Annual Compensation

In setting 2023 compensation for our executive officers, including our CEO, the Committee focused on direct annual compensation, which consists of annual cash compensation (base salary and annual cash incentive) and long-term equity incentive compensation (performance-based restricted share units and time-vested restricted share units). The Committee considered annual cash and long-term equity incentive compensation both separately and as a package to help ensure that our executive compensation objectives are met.

Executive Compensation Peer Group

To ensure that our executive compensation programs are reasonable and competitive in the marketplace, the Committee compares our programs to those at peer companies. In 2023, the Committee used the following peer group that contains consumer goods and business-to-business companies of a similar size against whom we compete for talent:

2023 Executive Compensation Peer Group

3M	Hershey	Mondelēz International
Campbell Soup	Honeywell International	Newell Brands
Clorox	Johnson & Johnson	Nike
Coca-Cola	J.M. Smucker	PepsiCo
Colgate-Palmolive	Kellogg	Procter & Gamble
Conagra Brands	Kraft Heinz	V.F. Corp.
General Mills		

In developing the peer group, the Committee does not consider individual company compensation practices, and no company has been included or excluded because it is known to pay above-average or below-average compensation. The Committee (working with the Committee's retained independent compensation consultant, Semler Brossy, and the company's retained consultant, Mercer), reviews the peer group annually to ensure that it continues to serve as an appropriate comparison for our compensation program.

For purposes of setting executive compensation for 2023, the Committee did not make any changes to the peer group used in 2022. In setting compensation for 2024, (1) Kenvue, a company spun off from Johnson & Johnson, replaced Johnson & Johnson in the peer group and (2) Kellogg was rebranded as Kellanova following its separation into two companies and remained in the peer group.

Process for Setting Direct Annual Compensation Targets

In setting the direct annual compensation of our executive officers, the Committee evaluates both market data provided by the compensation consultants and information on the performance of each executive officer for prior years.



To remain competitive in the marketplace for executive talent, the target levels for the executive officers' total direct compensation are based on an assessment of pay positioning against comparable positions in our peer group. To reinforce a pay-for-performance culture, targets for individual executive officers may also reflect the individual's performance in prior years and experience in the position. The Committee believes that setting targets as described above and providing incentive compensation opportunities that will enable executives to earn above-target compensation if they deliver above-target performance on their performance goals are consistent with the objectives of our compensation policies. In particular, the Committee believes that this approach enables us to attract and retain skilled and talented executives to guide and lead our businesses and supports a pay-for-performance culture.

When setting annual compensation for our executive officers, the Committee considers each compensation component (base salary, annual cash incentive, and long-term equity incentive), but its decision regarding a particular component does not necessarily impact its decision about other components.

In setting compensation for executive officers that join us from other companies, the Committee evaluates market data for the position to be filled. The Committee recognizes that in order to successfully recruit a candidate to leave his or her current position and to join Kimberly-Clark, the candidate's compensation package may have to exceed his or her current compensation.

CEO Direct Annual Compensation

The Committee determines the CEO's direct annual compensation in the same manner as the direct annual compensation of the other named executive officers.

Direct Annual Compensation Targets for 2023

Consistent with its focus on direct annual compensation, the Committee approved 2023 direct annual compensation targets for each of our named executive officers. The Committee believes that these target amounts, which formed the basis for the Committee's compensation decisions for 2023, were appropriate and consistent with our executive compensation objectives:

Name	2023 Direct Annual Compensation Target($)
Michael D. Hsu	14,883,750
Nelson Urdaneta	4,400,000
Zackery Hicks	5,000,000
Russell Torres	4,730,000
Jeffrey Melucci	3,772,500

These 2023 direct annual compensation target amounts differ from the amounts set forth in the Summary Compensation Table in the following ways:

- Base salaries are adjusted on April 1 of each year, while the Summary Compensation Table includes salaries for the calendar year. See "Executive Compensation for 2023 – Base Salary."

- Annual cash incentive compensation is included at the target level, while the Summary Compensation Table reflects the actual amount earned for 2023.

- In setting direct annual compensation targets, the Committee does not include increases in deferred compensation earnings or other compensation, while those amounts are required to be included in the Summary Compensation Table.


Executive Compensation for 2023

To help achieve the objectives discussed above, our executive compensation program for 2023 consists of fixed and performance-based components, as well as short-term and long-term components.

Base Salary

To attract and retain high caliber executives, we pay our executives an annual fixed salary that the Committee considers competitive in the marketplace.

Salary ranges and individual salaries for executive officers are reviewed annually, and salary adjustments generally are effective on April 1 of each year. In determining individual salaries, the Committee considers the salary levels for similar positions at our peer group companies, as well as the executive's performance, leadership, and experience in his or her position. This performance evaluation is based on how the executive performs during the year against results-based objectives established at the beginning of the year and considers their demonstration of executive leadership characteristics. From time to time, if warranted, executives and other employees may receive additional salary increases because of promotions, changes in duties and responsibilities, retention concerns, or market conditions.

In 2023, the Committee approved the following base salaries for our named executive officers:

Name	2023 Base Salary($)
Michael D. Hsu	1,485,000
Nelson Urdaneta	850,000
Zackery Hicks	1,000,000
Russell Torres	865,000
Jeffrey Melucci	850,000

The increases for Mr. Hsu, Mr. Torres, and Mr. Melucci, which range from 3.8 to 4.3 percent, are consistent with the annual merit increases provided to all employees. In the case of Mr. Urdaneta, the Committee approved an increase of 9.7 percent to position his pay more competitively with the market.

Annual Cash Incentive Program

Consistent with our pay-for-performance compensation objective, our executive compensation program includes an annual cash incentive program to motivate and reward executives in achieving annual performance objectives.

2023 Targets

The target payment amount for annual cash incentives is a percentage of the executive's base salary. The Committee determines this target payment amount as described above under "Setting Annual Compensation – Process for Setting Direct Annual Compensation Targets." The range of possible payouts is expressed as a percentage of the target payment amount. The Committee sets this range based on competitive factors and to motivate and reward performance against the company's goals without encouraging imprudent risk-taking behavior.


Target Payment Amounts for 2023 Annual Cash Incentive Program

Name	Target as a Percent of Base Salary
Michael D. Hsu	175%
Nelson Urdaneta	100%
Zackery Hicks	100%
Russell Torres	100%
Jeffrey Melucci	85%

2023 Performance Goals, Performance Assessments and Payouts

Payment amounts under the annual cash incentive program are dependent on performance measured against corporate goals and business unit or staff function goals established by the Committee at the beginning of each year. These performance goals, which are communicated to our executives at the beginning of each year, are derived from our financial and strategic goals.

As shown in the table below, the Committee established goals for three different performance elements for 2023. It then weighted the three elements for each executive (note that the business unit or staff function performance goals did not apply to our CEO because his responsibilities are company-wide). As it does each year, the Committee chose weightings that are intended to strike an appropriate balance between aligning each executive's individual objectives with our overall corporate objectives and holding the executive accountable for performance in the executive's particular area of responsibility.

Annual Cash Incentive Program 2023 Performance Goals and Weights





Below we describe the three elements of performance, explain how performance was assessed for each element, and show the payouts that were determined in each case.

Element 1: Corporate key financial goals

For 2023, the Committee chose the following as the corporate key financial goals for the annual cash incentive program, which are weighted equally:

2023 Goal	Explanation	Reason for Use as a Performance Measure
Organic sales growth	Sales growth generated from within the company and excluding the impact of currency changes, business exits, and acquisition/divestiture activity	• A key indicator of our overall growth • Encompasses streams of revenues that are a direct result of existing operations • Excludes the impact of currency changes, which are difficult to predict, and outside of management's control
Adjusted EPS	A non-GAAP financial measure that consists of diluted net income per share that is then adjusted to eliminate the effect of items or events that the Committee determines in its discretion should be excluded for compensation purposes[1]	A key indicator of our overall performance

[1] In 2023 the following adjustments were made to diluted net income per share to determine adjusted EPS, consistent with our Form 10-K results:

Diluted Net Income Per Share	$ 5.21
Subtract – Net gain related to Sale of Brazil Tissue and K–C Professional Business	$(0.08)
Add – Charge related to Impairment of Intangible Assets	$ 1.36
Add – Charges related to pension settlements	$ 0.08
Adjusted EPS (Form 10-K results)	$ 6.57

For more information regarding these adjustments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2023 Annual Report on Form 10-K.

Because Element 1 represents key company-wide goals, it produces the same payout percentage for each named executive officer based on how Kimberly-Clark performed against the organic sales growth and adjusted EPS goals established in February of each year. For 2023, the Committee set these goals and the corresponding payout percentages at the following levels (with interpolation between levels earned):

	Range of Performance Levels			
Measure (each weighted 50%)	Threshold	Target	110%	Maximum
Organic sales growth	(1.0)%	3.0%	3.5%	8.0%
Adjusted EPS	$5.50	$5.85	$6.00	$6.50
Payout Percentage	0%	100%	110%	200%

Actual results. For 2023, our organic sales growth result was 4.7% and our adjusted EPS result was $6.57, resulting in achievement payouts of 134 percent and 200 percent, respectively. Based on these results, the 2023 payout percentage for achieving the corporate key financial goals was 167 percent of target.



Element 2: Additional corporate non-financial strategic performance goals

At the beginning of 2023, the Committee established additional corporate non-financial strategic performance goals and corresponding payout percentages that are intended to challenge our executives to exceed our long-term objectives. At the end of the year, it determined a payout percentage based on the level of achievement relative to the established goals. The weighting of Element 2 for each officer is shown in the table above under "Annual Cash Incentive Program 2023 Performance Goals and Weights."

For 2023, the Committee chose the following as additional corporate non-financial strategic performance goals:

Brand equity and market performance

Grow or maintain market share in priority markets

Grow or maintain overall weighted market share

Inclusion, Equity and Diversity

Representation of women in global manager roles

Representation of people of color in U.S. manager roles

Brand equity and market performance goals. Targets for our brand equity and market performance goals are considered confidential business information, disclosure of which could harm our operating performance or ability to compete. For our "grow or maintain market share in priority markets" goal (weighted at 10% for our CEO and at a range of 2.5% to 5% for the other Named Executive Officers), actual results against the target corresponded to a calculated payout level of 0 percent. For "grow or maintain overall weighted market share" (weighted at 10% for our CEO and at a range of 2.5% to 5% for the other Named Executive Officers), actual results against the target corresponded to a calculated payout level of 60 percent.

Inclusion, equity, and diversity goals. For our "representation of women in global senior manager roles" goal (weighted at 5% for our CEO and at a range of 2.5% to 5% for the other Named Executive Officers), the Committee established a goal the achievement of which would require management to outperform its prior year performance. Our actual results against the target corresponded to a calculated payout level of 144 percent. For "representation of people of color in U.S. manager roles" (weighted at 5% for our CEO and at a range of 2.5% to 5% for the other Named Executive Officers), the Committee established a goal the achievement of which would require management to outperform its prior year performance. Our actual results against the target corresponded to a calculated payout level of 114 percent. The inclusion, equity, and diversity targets were set in accordance with our long-term global inclusion, equity, and diversity strategy.

Actual payout percentages. For 2023, our calculated payout for our brand equity and market performance goals was 30 percent and our inclusion, equity, and diversity goals was 129 percent. Based on these results, the 2023 payout percentage for achieving these other non-financial strategic goals (i.e., Element 2) was 63 percent of target for our CEO and 80 percent for the other Named Executive Officers.

Element 3: Business unit or staff function performance goals

In addition to the performance goals established by the Committee, our CEO establishes individual business unit or staff function performance goals that are intended to challenge the executives to exceed the objectives for that unit or function. These objectives include strategic performance goals for the business units and staff functions, as well as financial goals for the business units.

Following the end of the year, the executives' performance is analyzed to determine whether performance for the goals was above target, on target or below target. Our CEO then provides the Committee with an assessment of each individual business unit's or staff function's performance against the objectives for that unit or function.



Actual payout percentages. Based on the assessed performance of the relevant business unit or staff function against its pre-established performance goals, and taking into account the CEO's recommendations, the Committee determined the following payout percentages for business unit or staff function performance for our named executive officers:

Name	2023 Business Unit/Staff Function Payout Percentage
Michael D. Hsu	N/A[1]
Nelson Urdaneta	178%
Zackery Hicks	124%
Russell Torres	125%
Jeffrey Melucci	143%

[1] Note that the business unit or staff function performance goals did not apply to Mr. Hsu because his responsibilities are company-wide.

Annual Cash Incentive Payouts for 2023

The following table shows the payout opportunities and the actual payouts of annual cash incentives for 2023 for each of our named executive officers. Payouts were based on the payout percentages for each element, weighted for each executive as shown on page 58.

Name	2023 Annual Incentive Target % of Base Salary	2023 Annual Incentive Target Amount($)	2023 Annual Incentive Maximum Amount($)	2023 Annual Incentive Payout % of Target	2023 Annual Incentive Payout Amount($)
Michael D. Hsu	175%	2,598,750	5,067,563	136%	3,530,558
Nelson Urdaneta	100%	850,000	1,661,750	162%	1,373,583
Zackery Hicks	100%	1,000,000	1,878,000	145%	1,452,980
Russell Torres	100%	865,000	1,708,375	129%	1,115,915
Jeffrey Melucci	85%	722,500	1,355,410	145%	1,045,804

Long-Term Equity Incentive Compensation

The Committee awards long-term equity incentive grants to executive officers as part of their overall compensation package. These awards are consistent with the Committee's objectives of aligning our senior leaders' interests with the financial interests of our stockholders, focusing on our long-term success, supporting our performance-oriented environment, and offering competitive compensation packages.

Information regarding long-term equity incentive awards granted to our named executive officers can be found under "Summary Compensation," "Grants of Plan-Based Awards," and "Discussion of Summary Compensation and Plan-Based Awards Tables."



2023 Grants

In determining the 2023 long-term equity incentive award amounts for our named executive officers, the Committee considered the following factors, among others: the specific responsibilities and performance of the executive, our business performance, retention needs, and other market factors. The Committee did not consider the amount of outstanding equity awards currently held by a named executive officer when making the 2023 annual awards because such amounts represent compensation attributable to prior years.

To determine target values, the Committee considered individual performance and the other factors listed above, as applicable. Target grant values were approved in February 2023 and were divided into two types:

- Performance-based restricted share units (60 percent of the target grant value).

- Time-vested restricted share units (40 percent of the target grant value) which will vest in three annual installments of 30 percent, 30 percent and 40 percent.

The Committee adjusted the mix from the previous allocation (75 percent performance-based restricted share units / 25 percent stock options). The new mix is intended to more closely align with peer group practices, create better balance between pay-for-performance and retention, and reduce the impact of stock price volatility on retentive value.

For valuation purposes, each performance-based and time-vested restricted share unit is assigned the same value as one share of our common stock on the date of grant.

Target grant values were as follows:

Name	Total Target LTI Value ($)	Target PRSU Value ($)	Time-Vested RSU Value ($)
Michael D. Hsu	10,800,000	6,480,000	4,320,000
Nelson Urdaneta	2,700,000	1,620,000	1,080,000
Zackery Hicks	3,000,000	1,800,000	1,200,000
Russell Torres	3,000,000	1,800,000	1,200,000
Jeffrey Melucci	2,200,000	1,320,000	880,000



Performance Goals and Potential Payouts for 2023 - 2025 Performance-Based Restricted Share Units

In April 2023, the Committee determined the performance objectives for the performance-based restricted share unit awards granted in 2023 based on average annual organic sales growth and cumulative modified free cash flow (MFCF) for the three-year period January 1, 2023 through December 31, 2025, weighted equally.

Performance Objective	Explanation	Reason for Use as a Performance Measure
Organic sales growth	Sales growth generated from within the company and excluding the impact of currency changes, business exits, and acquisition/divestiture activity.	• A key indicator of our overall growth. • Encompasses streams of revenues that are a direct result of existing operations. • Excludes the impact of currency changes, which are difficult to predict, and outside of management's control.
Modified free cash flow (MFCF)	A non-GAAP financial measure consisting of cash produced through operations, minus outlays of cash for capital spending in property, plant and equipment, and deferred software. Free cash flow may be modified for externally disclosed unusual items and/or material unplanned business events.	MFCF is tied to value creation and supports longer-term strategies and investor expectations.

The actual number of shares our named executive officers will receive will range from zero to 200 percent of the target levels established by the Committee for each executive, depending on the degree to which the performance objectives are met.

Payout of 2021 - 2023 Performance-Based Restricted Share Units

In February 2024, the Committee evaluated the results of the three-year performance period for the performance-based restricted share units that were granted in 2021. The performance objectives for these 2021 awards were based on average annual organic sales growth and cumulative modified free cash flow for the period January 1, 2021 through December 31, 2023, each weighted equally.

Goals (Each weighted 50%)	Performance Levels			Actual Performance	Actual Payout Level
Average annual organic sales growth*	0.0%	2.0%	4.0%	3.7%	183%
Modified free cash flow (billions)**	$4.8	$6.0	$7.2	$6.8	164%
Potential Payout (as a percentage of target)	**0%**	**100%**	**200%**		**1.74%**

* For purposes of calculating organic sales growth, the Committee excluded the operational impact of the Thinx acquisition.

** For purposes of calculating modified free cash flow, a non-GAAP financial measure, the Committee excluded (1) the impact of charges related to our 2018 Global Restructuring Program and (2) the operational impact of the Thinx acquisition.



Based on this review, the Committee determined that we exceeded our performance goals for both organic sales growth and modified free cash flow. As a result, the payout percentage for the share units was 174 percent of target.

The shares underlying these performance-based restricted share unit awards will be distributed to Mr. Hsu, Mr. Melucci, and Mr. Torres on February 26, 2024 and with respect to an additional award to Mr. Torres on April 29, 2024. Mr. Urdaneta and Mr. Hicks joined Kimberly-Clark after these grants were made.

Vesting Levels of Outstanding Performance-Based Restricted Share Unit Awards

As of February 7, 2024, the performance-based restricted share units granted in 2023 and 2022 were on pace to vest at the following levels: 175 percent for the 2023 award and 200 percent for the 2022 award.

Benefits and Other Compensation

Retirement Benefits

Our named executive officers receive company contributions under the Kimberly-Clark Corporation 401(k) and Profit Sharing Plan (the "401(k) Profit Sharing Plan") and the Kimberly-Clark Corporation Supplemental Retirement 401(k) and Profit Sharing Plan (the "Supplemental 401(k) Plan"). The value of these plans is consistent with those maintained by our peer group companies and is therefore necessary to remain competitive with them for recruiting and retaining executive talent. The Committee believes that these retirement benefits are important parts of our compensation program. For more information, see "Nonqualified Deferred Compensation – Overview of 401(k) Profit Sharing Plan and Supplemental 401(k) Plan."

Executives are eligible to participate in our Voluntary Deferred Compensation Plan ("VDCP") under which they may defer up to 50 percent of base salary and up to 90 percent of annual performance bonus into a deferred compensation account with investment choices that are a subset of those available under the 401(k) Profit Sharing Plan. No above-market or preferential interest is credited on deferred compensation, as those terms are defined by the SEC. There is no employer match or similar company contribution under the VDCP, but in connection with the adoption of the VDCP, the Supplemental 401(k) Plan was amended to provide for a restoration contribution based on compensation that is not recognized under the 401(k) Profit Sharing Plan as a result of it being deferred by an executive under the VDCP.

Other Compensation

We provide only limited perquisites to our executive officers, consistent with our focus on more direct, performance-based compensation. Also, the Committee has eliminated tax reimbursement and related gross-ups for perquisites (including personal use of corporate aircraft), except for certain relocation benefits, further underscoring our focus on direct compensation.

Perquisites include personal financial planning services under our Executive Financial Counseling Program, an executive health screening program where executives may receive comprehensive physical examinations from an independent health care provider, and permitted personal use of corporate aircraft consistent with our policy. The personal financial planning program is designed to provide executives with access to knowledgeable financial advisors that understand our compensation and benefit plans and can assist our executives in efficiently and effectively managing their financial and tax planning issues. The executive health screening program provides executives with additional services that help maintain their overall health.



Our CEO may use our corporate aircraft for limited personal travel consistent with our executive security program, and security services are provided for our CEO at all times, including at his offices, other company locations, and his residences. The Board considers these security arrangements to be appropriate and reasonable in light of the security risks identified in an independent security assessment. In addition, if a corporate aircraft is already scheduled for business purposes and can accommodate additional passengers, executive officers and their guests may, under certain circumstances, join flights for personal travel. The incremental cost to us of providing security services at Mr. Hsu's residences and personal travel for Mr. Hsu and his guests on our corporate aircraft is included in "All Other Compensation" in the Summary Compensation Table.

We provide our executive officers with long-term disability coverage in excess of the limit provided under our group long-term disability plan. The maximum monthly disability benefit under the combined executive long-term disability plan and the group long-term disability plan is 70 percent of eligible compensation (base salary and certain bonuses) up to a maximum of $40,000 per month.

Post-Termination Benefits

We maintain two severance programs that cover our executive officers: the Severance Pay Plan and the Executive Severance Program. An executive officer may not receive severance payments under more than one severance program. Benefits under these programs are payable only if the executive's employment terminates under the conditions specified in the applicable program. We believe that our severance programs are consistent with those maintained by our peer group companies and that they are therefore important for attracting and retaining executives who are critical to our long-term success and competitiveness. For more information about these severance programs and their terms, see "Potential Payments on Termination or Change of Control – Severance Benefits."

Severance Pay Plan

Our Severance Pay Plan provides severance benefits to most of our U.S. hourly and salaried employees, including our named executive officers, who are involuntarily terminated under the circumstances described in the plan. The objective of this plan is to facilitate the employee's transition to his or her next position, and it is not intended to serve as a reward for the employee's past service.

Executive Severance Program

Our Executive Severance Program provides severance benefits to eligible employees, including our named executive officers, in the event of a qualified termination of employment (as defined in the participant agreements) in connection with a change of control. For an eligible employee to receive a payment under this program, two events must occur: there must be a change of control of Kimberly-Clark, and the employee must have been involuntarily terminated without cause or have resigned for good reason (as defined in the participant agreements) within two years of the change of control (often referred to as a "double trigger").



Executive Compensation for 2024

Annual Cash Incentive Program

For 2024, the Committee approved changes to the annual cash incentive plan metrics.

Element 1: Corporate key financial goals

Similar to 2023, the 2024 corporate key financial goals will include organic sales growth and adjusted EPS, with each goal weighted equally.

Element 2: Additional corporate non-financial strategic performance goals

The 2024 corporate non-financial strategic goals will include focusing on market share improvement in global markets and inclusion, equity, and diversity. The market share improvement goal will be a single goal measured against weighted market share targets. The inclusion, equity, and diversity goal will be evaluated qualitatively and considering several objectives collectively. The focus of the inclusion, equity, and diversity goal will be fostering a culture of inclusion through sustainable practices and programs that encourage recruitment, development, and retention of a diverse workforce (e.g., employee engagement, training and development, and culture building) and seeking to make progress towards an inclusive and diverse workforce that encompasses the wide variety of diverse experiences and perspectives reflected in the consumers we serve.

Element 3: Business unit or staff function performance goals

Similar to 2023, business unit and staff function performance goals will not apply to our CEO because his responsibilities are company-wide. In 2024, staff function performance goals will not apply to our named executive officers who lead company-wide staff functions. The Committee removed staff function goals for these officers to fully align the executives to enterprise objectives. Business unit goals will continue to apply to our Group President, K-C North America, similar to other program participants with responsibility within an operational business unit.

Long-Term Incentive Program

The Committee determined that the composition and structure of the annual 2024 long-term incentive awards will be similar to the 2023 awards.



Additional Information about Our Compensation Practices

As a matter of sound governance, we follow certain practices with respect to our compensation program. We regularly review and evaluate our compensation practices in light of regulatory developments, market standards and other considerations.

Use of Independent Compensation Consultant

As previously discussed, the Committee engaged Semler Brossy Consulting Group as its independent consultant to assist it in determining the appropriate executive officer compensation in 2023 under our compensation policies described above. Consistent with the Committee's policy in which its independent consultant may provide services only to the Committee, Semler Brossy had no other business relationship with Kimberly-Clark and received no payments from us other than fees and expenses for services to the Committee. See "Corporate Governance - Management Development and Compensation Committee" for information about the use of compensation consultants.

Adjustment of Financial Measures for Annual and Long-Term Equity Incentives

Financial measures for the annual and long-term equity incentive programs are developed based on expectations about our planned activities and reasonable assumptions about the performance of our key business drivers for the applicable period. From time to time, however, discrete items or events may arise that were not contemplated by these plans or assumptions. These could include accounting and tax law changes, tax credits or charges from items not within the ordinary course of our business operations, charges relating to currency exchange rate changes, restructuring and write-off charges, significant acquisitions or dispositions, and significant gains or losses from litigation settlements.

Under the Committee's exception guidelines regarding our annual and long-term equity incentive program measures, the Committee has adjusted in the past, and may adjust in the future, the calculation of financial measures for these incentive programs to eliminate the effect of the types of items or events described above. In making these adjustments, the Committee's policy is to seek to neutralize the impact of the unexpected or unplanned items or events, whether positive or negative, in order to provide consistent and equitable incentive payments that the Committee believes are reflective of our performance. In considering whether to make a particular adjustment under its guidelines, the Committee will review whether the item or event was one for which management was responsible and accountable, treatment of similar items in prior periods, the extent of the item's or event's impact on the financial measure, and the item's or event's characteristics relative to normal and customary business practices. Generally, the Committee will apply an adjustment to all compensation that is subject to that financial measure.

Timing of Equity Grants

Equity grants to our elected officers, including our executive officers, are generally made annually at a meeting of the Committee that is scheduled at least one year in advance, and the grants are effective on the date of this meeting. However, if the meeting occurs during the period beginning on the first day of the final month of a calendar quarter and ending on the date of our earnings release, the equity grants will not be effective until the first business day following the earnings release. Our executives are not permitted to choose the grant date for their individual equity grants.

In 2023, equity awards to our elected officers were comprised of performance-based and time-vested restricted share units and we did not grant stock options. However, our policies and the terms of the 2021 Plan require stock options to be granted at no less than the closing price of our common stock on the date of grant.



The CEO has been delegated the authority to approve equity grants to employees who are not elected officers of Kimberly-Clark. These grants include scheduled annual grants and recruiting and special employee recognition and retention grants. The CEO is not permitted to make any grants to any of our elected officers, including our executive officers.

Recruiting, special recognition, and retention equity awards are made on pre-determined dates following our quarterly earnings releases.

Compensation Clawback Policy

The Committee has adopted two clawback policies which apply to executive officers, the Kimberly-Clark Corporation Compensation Recoupment Policy and the Executive Officer Incentive Compensation Recovery Policy. Each policy is in addition to any recovery rights provided under applicable law.

Kimberly-Clark Corporation Compensation Recoupment Policy. Under this policy, the Committee may cancel outstanding awards of cash bonus or other incentive-based or equity-based compensation or seek recoupment of previous awards provided to an executive officer or other designated officer if:

- we are required to make a material restatement of our financial statements, whether or not the result of misconduct, or

- the executive officer engaged in fraud, gross negligence or willful misconduct, or committed a significant violation of our Code of Conduct, company policy, law or regulation that has caused or might reasonably be expected to cause significant reputational or financial harm to the company.

Executive Officer Incentive Compensation Recovery Policy. Consistent with rules adopted by the SEC and NYSE, in 2023 the Committee adopted this policy, which applies to current and former executive officers and our Vice President and Controller (collectively, the "Section 16 Officers"). In the event that Kimberly-Clark is required to prepare an accounting restatement to correct an error that (1) is material to the previously issued financial statements or (2) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the company will seek to recover erroneously awarded incentive compensation received by any current or former Section 16 Officer during the immediately preceding three fiscal years. This is a "no fault" policy, meaning that it may be triggered in the absence of fraud or willful misconduct by the executive. "Erroneously awarded incentive compensation" is the amount of compensation that is granted, earned, or vested based upon attainment of a financial reporting measure included in an accounting restatement above what would have been received had the financial statements in question been accurate.

Stock Ownership Guidelines

We strongly believe that the financial interests of our executives should be aligned with those of our stockholders. Accordingly, the Committee has established stock ownership guidelines for our elected officers, including our named executive officers.

Target Stock Ownership Amounts

Position	Ownership Level
Chief Executive Officer	Six times annual base salary
Other named executive officers	Three times annual base salary

Failure to attain these targeted stock ownership levels within five years from date of hire for, or appointment to, an eligible position will result in a requirement to hold all post-tax shares received upon the vesting of long-term equity incentive awards until the levels are met.



In determining whether our stock ownership guidelines have been met, any time-vested restricted share units held are counted as owned, but performance-based restricted share units and stock options are excluded. Executive officer stock ownership levels were reviewed in 2023 for compliance with these guidelines. Based on our stock price as of the compliance date for this review, each of our named executive officers has met the applicable specified ownership level or is still within five years from date of hire or most recent promotion.

Insider Trading Policy; Anti-Hedging and Pledging Policy

We require all executive officers to pre-clear transactions involving our common stock (and other securities related to our common stock) with our Legal Department.

Our insider trading policy prohibits any director, executive officer, or any other officer or employee subject to its terms from entering into short sales or derivative transactions to hedge their economic exposure to our common stock. In addition, these directors, officers, and employees are prohibited from pledging our stock, including through holding our stock in margin accounts.

Corporate Tax Deduction for Executive Compensation

While an exception exists for certain arrangements in place as of November 2, 2017, only the first $1 million in compensation paid to our named executive officers generally is deductible. Although tax deductibility of compensation is advantageous, the primary objective of our compensation programs is meeting the compensation objectives set forth above.



Management Development and Compensation Committee Report

In accordance with its written charter adopted by the Board, the Management Development and Compensation Committee has oversight of compensation policies designed to align elected officers' compensation with our overall business strategy, values and management initiatives. In discharging its oversight responsibility, the Committee has retained an independent compensation consultant to advise the Committee regarding market and general compensation trends.

The Committee has reviewed and discussed the Compensation Discussion and Analysis with our management, which has the responsibility for preparing the Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2023.

MANAGEMENT DEVELOPMENT AND COMPENSATION
COMMITTEE OF THE BOARD OF DIRECTORS

Sherilyn S. McCoy, Chair
Mae C. Jemison, M.D.
S. Todd Maclin
Christa S. Quarles


Analysis of Compensation-Related Risks

The Committee, with the assistance of its independent consultant and Kimberly-Clark's compensation consultant, has reviewed an assessment of our compensation programs for our employees, including our executive officers, to analyze the risks arising from our compensation systems.

Based on this assessment, the Committee believes that the design of our compensation programs, including our executive compensation program, does not encourage our executives or employees to take excessive risks and that the risks arising from these programs are not reasonably likely to have a material adverse effect on Kimberly-Clark.

Several factors contributed to the Committee's conclusion, including:

- The Committee believes Kimberly-Clark maintains a values-driven, ethics-based culture supported by a strong tone at the top.

- The performance targets for annual cash incentive programs are selected to ensure that they are reasonably attainable in a manner consistent with our strategic objectives without encouraging executives or employees to take inappropriate risks.

- An analysis by Kimberly-Clark's consultant indicated that our compensation programs are consistent with those of our peer group.

- The Committee believes the allocation among the components of direct annual compensation provides an appropriate balance between annual and long-term incentives and between fixed and performance-based compensation.

- Annual cash incentives and long-term performance-based restricted share unit awards under our executive compensation program are capped at 200 percent of the target award, and all other material non-executive cash incentive programs are capped at reasonable levels, which the Committee believes protects against disproportionately large incentives.

- The Committee believes the performance measures and the multi-year vesting features of the long-term equity incentive compensation component encourage participants to seek sustainable growth and value creation.

- The Committee believes inclusion of share-based compensation through the long-term equity incentive compensation component encourages appropriate decision-making that is aligned with the long-term interests of stockholders.

- Our stock ownership guidelines further align the interests of management and stockholders.



Compensation Tables

Summary Compensation

The following table contains information concerning compensation awarded to, earned by, or paid to our named executive officers in the last three years. Additional information regarding the items reflected in each column appears below the table and on page 77.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Michael D. Hsu Chairman of the Board and Chief Executive Officer	2023	1,471,250	—	10,799,903	—	3,530,558	726,341	16,528,052
	2022	1,416,250	—	7,500,024	3,142,697	2,121,273	375,317	14,555,561
	2021	1,356,250	—	6,976,205	1,742,254	1,439,886	494,567	12,009,162
Nelson Urdaneta[2] Senior Vice President and Chief Financial Officer	2023	831,350	—	2,700,012	—	1,373,583	503,722	5,408,667
	2022	547,421	250,000	2,899,954	691,398	587,147	138,104	5,114,024
Zackery Hicks[2] Chief Digital and Technology Officer	2023	1,000,100	—	3,000,013	—	1,452,980	159,919	5,613,012
	2022	432,540	1,100,000	4,150,067	749,830	398,570	32,873	6,863,880
Russell Torres Group President, K-C North America	2023	856,250	—	3,000,013	—	1,115,915	159,736	5,131,914
	2022	822,500	—	3,099,913	879,961	554,007	141,858	5,498,239
	2021	785,417	—	2,925,069	503,322	447,849	157,683	4,819,340
Jeffrey Melucci Chief Business Development and Legal Officer	2023	841,425	—	2,200,105	—	1,045,804	171,391	4,258,725
	2022	805,000	—	2,574,888	659,971	690,372	110,570	4,840,801
	2021	775,000	—	1,500,049	387,169	478,814	127,498	3,268,530

[1] Mr. Urdaneta and Mr. Hicks each received a cash signing bonus in 2022, in each case as an incentive to join the company and to compensate the officer for compensation forfeited at his prior employer.

[2] Mr. Urdaneta and Mr. Hicks were not named executive officers in 2021. Therefore, no compensation information for this year appears in this table for these officers.

[3] During 2023, Mr. Melucci served as Chief Business Development and Legal Officer. On January 30, 2024, he was promoted to Chief Business and Transformation Officer.

Salary. The amounts in this column represent base salary earned during the year.

Stock Awards and Option Awards. The amounts in these columns reflect the dollar value of restricted share unit awards and stock options, respectively, granted under our stockholder-approved Equity Plans.

The restricted share unit awards either vest over time or are based on the achievement of performance-based standards.



The amounts for each year represent the grant date fair value of the awards, computed in accordance with ASC Topic 718. See Note 7 to our audited consolidated financial statements included in our Annual Report on Form 10-K for 2023 for the assumptions we used in valuing and expensing these restricted share units and stock option awards in accordance with ASC Topic 718.

For awards that are subject to performance conditions, the value is based on the probable outcome of the conditions at grant date. This value, as well as the value of the awards at the grant date assuming the highest level of performance conditions will be achieved and using the grant date stock price, is set forth below:

Name	Year	Stock Awards at Grant Date Value ($)	Stock Awards at Highest Level of Performance Conditions ($)
Michael D. Hsu	2023	6,479,970	12,959,940
	2022	7,500,024	15,000,048
	2021	6,976,205	13,952,410
Nelson Urdaneta	2023	1,620,064	3,240,128
	2022	1,649,979	3,299,958
Zackery Hicks	2023	1,800,008	3,600,016
	2022	2,250,051	4,500,102
Russell Torres	2023	1,800,008	3,600,016
	2022	2,099,970	4,199,940
	2021	1,925,018	3,850,036
Jeffrey Melucci	2023	1,320,063	2,640,126
	2022	1,574,945	3,149,890
	2021	1,500,049	3,000,098

Non-Equity Incentive Plan Compensation. The amounts in this column are the annual cash incentive payments described in "Compensation Discussion and Analysis." These amounts were earned during the years indicated and were paid to our named executive officers in February of the following year.

Each of our named executive officers participates in the Supplemental 401(k) Plan, a non-qualified defined contribution plan. Earnings on this plan are not included in the Summary Compensation Table because the earnings were not above-market or preferential. See "Nonqualified Deferred Compensation" for a discussion of this plan and each named executive officer's earnings under this plan in 2023.



All Other Compensation. All other compensation consists of the following:

Name	Year	Perquisites ($)[1]	Defined Contribution Plan Amounts ($)[2]	Tax Gross-Ups $[3]	Total ($)
Michael D. Hsu	2023	363,496	362,845	–	726,341
	2022	158,251	217,066	–	375,317
	2021	195,948	298,619	–	494,567
Nelson Urdaneta	2023	344,335	143,258	16,129	503,722
	2022	61,970	35,928	40,206	138,104
Zackery Hicks	2023	18,663	141,256	–	159,919
	2022	–	32,873	–	32,873
Russell Torres	2023	17,295	142,441	–	159,736
	2022	32,900	96,547	12,411	141,858
	2021	50,251	77,882	29,550	157,683
Jeffrey Melucci	2023	16,697	154,694	–	171,391
	2022	13,000	97,570	–	110,570
	2021	16,652	110,846	–	127,498

[1] *Perquisites.* For a description of the perquisites we provide executive officers, and the reasons why, see "Compensation Discussion and Analysis – Benefits and Other Compensation – Other Compensation." Perquisites for our named executive officers in 2023 included the following:

Name	Executive Financial Counseling Program ($)	Personal Use of Corporate Aircraft ($)[a]	Security Services ($)	Executive Health Screening Program ($)	Relocation Expenses ($)[b]	Total ($)
Michael D. Hsu	–	150,413	213,083	–	–	363,496
Nelson Urdaneta	13,677	–	–	4,941	325,717	344,335
Zackery Hicks	18,663	–	–	–	–	18,663
Russell Torres	13,000	–	–	4,295	–	17,295
Jeffrey Melucci	13,000	–	–	3,697	–	16,697

[a] The amount shown for personal use of our aircraft is our incremental cost of operating the aircraft. The incremental cost of personal travel on our corporate aircraft is based on our variable cost per hour of operating the aircraft multiplied by the number of hours of personal travel. Incremental costs include fuel, maintenance, flight crew travel costs, catering, supplies, landing and and parking fees. Non-variable costs that would have been incurred regardless of whether there was any personal use of the aircraft are excluded.

[b] Amounts shown reflect expenses related to relocation assistance paid in 2023 in connection with Mr. Urdaneta's joining the company in 2022. Mr. Urdaneta participated in our relocation program, a broad-based program in which all salaried employees are eligible to participate.



(2) *Defined Contribution Plan Amounts.* Matching contributions were made under the 401(k) Profit Sharing Plan and accrued under the Supplemental 401(k) Plan in 2023, 2022 and 2021 for all named executive officers, as applicable. A profit-sharing contribution was also made under the 401(k) Profit Sharing Plan and the Supplemental 401(k) Plan in early 2024, 2023 and 2022 with respect to our performance in 2023, 2022 and 2021, respectively, for the named executive officers as follows:

Name	Performance Year	Profit Sharing Contribution ($)
Michael D. Hsu	2023	183,219
	2022	102,821
	2021	109,020
Nelson Urdaneta	2023	72,338
	2022	19,707
Zackery Hicks	2023	71,327
	2022	15,571
Russell Torres	2023	71,926
	2022	44,462
	2021	28,430
Jeffrey Melucci	2023	78,113
	2022	45,733
	2021	40,467

See "Nonqualified Deferred Compensation" for a discussion of these plans. The profit sharing contribution varies depending on our performance for the applicable year, contributing to fluctuations from year to year in the amounts in the All Other Compensation column.

(3) *Tax Gross Ups.* The amounts shown for Mr. Urdaneta and Mr. Torres reflect tax reimbursement for moving and related expenses, (1) in the case of Mr. Urdaneta, in connection with his joining the company in 2022 and (2) in the case of Mr. Torres, in connection with his joining the company in 2020 and also in connection with his promotion to Group President, K-C North America in 2021.



Grants of Plan-Based Awards

The following table sets forth plan-based awards granted to our named executive officers during 2023 on a grant-by-grant basis.

Grants of Plan-Based Awards in 2023

Name	Grant Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Michael D. Hsu	Annual cash incentive award		—	2,598,750	5,067,563					
	Performance-based RSU	4/26/2023				—	45,122	90,244		6,479,970
	Time-vested RSU	4/26/2023							30,081	4,319,932
Nelson Urdaneta	Annual cash incentive award		—	850,000	1,661,750					
	Performance-based RSU	4/26/2023				—	11,281	22,562		1,620,064
	Time-vested RSU	4/26/2023							7,520	1,079,947
Zackery Hicks	Annual cash incentive award		—	1,000,000	1,878,333					
	Performance-based RSU	4/26/2023				—	12,534	25,068		1,800,008
	Time-vested RSU	4/26/2023							8,356	1,200,005
Russell Torres	Annual cash incentive award		—	865,000	1,708,375					
	Performance-based RSU	4/26/2023				—	12,534	25,068		1,800,008
	Time-vested RSU	4/26/2023							8,356	1,200,005
Jeffrey Melucci	Annual cash incentive award		—	722,500	1,354,688					
	Performance-based RSU	4/26/2023				—	9,192	18,384		1,320,063
	Time-vested RSU	4/26/2023							6,128	880,042

[1] Represents the potential annual performance-based incentive cash payments each named executive officer could earn in 2023. These awards were granted under our Management Achievement Award Program, our annual cash incentive program for executive officers. Actual amounts earned in 2023 were based on the 2023 objectives established by the Management Development and Compensation Committee at its February 8, 2023 meeting. See "Compensation Discussion and Analysis – Executive Compensation for 2023 – Annual Cash Incentive Program." At the time of the grant, the incentive payment could range from the threshold amount to the maximum amount depending on the extent to which the 2023 objectives were met. The actual amounts paid in 2024 based on the 2023 objectives are set forth in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

[2] Performance-based restricted share units granted under the 2021 Plan to our named executive officers on April 26, 2023. The number of performance-based restricted share units granted in 2023 that will ultimately vest on the third anniversary of the grant date could range from the threshold number to the maximum number depending on the extent to which the average annual organic sales growth and cumulative modified free cash flow performance objectives for those awards are met. See "Compensation Discussion and Analysis – Long-Term Equity Incentive Compensation – 2023 Grants."

[3] Annual time-vested restricted share units granted under the 2021 Plan to our named executive officers on April 26, 2023.



(4) Grant date fair value is determined in accordance with ASC Topic 718 and, for performance-based restricted share units, is the value at grant date based on the probable outcome of the performance condition and is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date, excluding the effect of estimated forfeitures. See Note 7 to our audited consolidated financial statements included in our Annual Report on Form 10-K for 2023 for the assumptions used in valuing and expensing these restricted share units in accordance with ASC Topic 718.

Discussion of Summary Compensation and Plan-Based Awards Tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards in 2023 table was paid or awarded, are described under "Compensation Discussion and Analysis."

Other than the executive severance programs described below, none of our named executive officers has an employment agreement with us. See "Potential Payments on Termination or Change of Control."

Executive officers may receive long-term equity incentive awards of stock options, restricted stock or restricted share units, or a combination of stock options, restricted stock and restricted share units under the 2021 Plan, which was approved by stockholders in 2021. The 2021 Plan provides the Committee with discretion to require performance-based standards to be met before awards vest. In 2023, each named executive officer received grants of time-vested restricted share units and performance-based restricted share units under the 2021 Plan.

The time-based restricted share units vest 30 percent, 30 percent and 40 percent on the first, second and third anniversaries of the grant date.

Performance-based restricted share unit awards granted in 2023 will vest on the third anniversary of the grant date in a range from zero to 200 percent of the target levels. Awards that vest, if any, are based on our average annual organic sales growth and cumulative modified free cash flow performance during the three year performance period. As of February 7, 2024, the performance-based restricted share units granted in 2023 and 2022 were on pace to vest at the following levels: 175 percent for the 2023 award and 200 percent for the 2022 award. The Committee has determined that the 2021 award vested at 174 percent.

Dividend equivalents on unvested performance-based restricted share units equal to cash dividends on our common stock are accumulated and will be paid in additional shares after the performance-based restricted share units vest, based on the actual number of shares that vest, if any.



Outstanding Equity Awards

The following table sets forth information concerning outstanding equity awards for our named executive officers as of December 31, 2023. Option awards were granted for ten-year terms, ending on the option expiration date set forth in the table. Stock awards were granted as indicated in the footnotes to the table.

Outstanding Equity Awards as of December 31, 2023[1]

		Option Awards[2]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[3]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Michael D. Hsu									
	4/26/2023							91,908	11,167,741
	4/26/2023					30,635	3,722,459		
	4/26/2022	43,109	100,590	139.18	4/26/2032				
	2/28/2022							122,760	14,916,568
	4/29/2021	101,787	67,858	132.63	4/29/2031				
	2/26/2021							115,830	14,074,503
	4/29/2020	143,926	—	138.96	4/29/2030				
	5/1/2019	127,521	—	125.47	5/1/2029				
	5/9/2018	92,179	—	103.06	5/9/2028				
	4/25/2017	67,761	—	132.82	4/25/2027				
	5/3/2016	52,525	—	126.13	5/3/2026				
	4/29/2015	54,191	—	110.72	4/29/2025				
Nelson Urdaneta									
	4/26/2023							22,978	2,792,057
	4/26/2023					7,658	930,524		
	4/26/2022	9,484	22,130	139.18	4/26/2032				
	4/26/2022							25,022	3,040,423
	4/26/2022					4,738	575,714		
Zackery Hicks									
	4/26/2023							25,530	3,102,150
	4/26/2023					8,510	1,034,050		
	7/29/2022	13,658	31,869	131.79	7/29/2032				
	7/29/2022							35,731	4,341,674
	7/29/2022					10,057	1,222,026		
Russell Torres									
	4/26/2023							25,530	3,102,150
	4/26/2023					8,510	1,034,050		
	4/26/2022	12,070	28,166	139.18	4/26/2032				
	2/28/2022							34,372	4,176,542



Name	Grant Date	Option Awards[2]		Option Exercise Price ($)[3]	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
	2/28/2022					8,183	994,316		
	10/29/2021					8,291	1,007,439		
	4/29/2021	29,405	19,604	132.63	4/29/2031				
	4/29/2021							3,704	450,073
	2/26/2021							29,601	3,596,818
	4/29/2020	41,379	—	138.96	4/29/2030				
Jeffrey Melucci									
	4/26/2023							18,723	2,275,032
	4/26/2023					6,241	758,344		
	4/26/2022	9,053	21,124	139.18	4/26/2032				
	2/28/2022							25,778	3,132,285
	2/28/2022					8,183	994,316		
	4/29/2021	22,619	15,080	132.63	4/29/2031				
	2/26/2021							25,740	3,127,667
	4/29/2020	32,383	—	138.96	4/29/2030				
	5/1/2019	10,202	—	125.47	5/1/2029				
	4/25/2017	5,271	—	132.82	4/25/2027				

[1] The amounts shown reflect outstanding equity awards granted under the 2021 Plan or, prior to 2021, under the 2011 Equity Participation Plan (the "2011 Plan" and collectively with the 2021 Plan, the "Equity Plans"). Under each plan, an executive officer may receive awards of stock options, restricted stock or restricted share units, or a combination of stock options, restricted stock and restricted share units.

[2] Stock options become exercisable in three annual installments of 30 percent, 30 percent and 40 percent, beginning on the first anniversary of the grant date; however, all of the options become exercisable for three years upon death or total and permanent disability and for the earlier of five years or the remaining term of the options, upon retirement of the officer. In addition, options generally become exercisable upon a termination of employment following a change of control, and certain options granted to our named executive officers are subject to our Executive Severance Program. See "Potential Payments on Termination or Change of Control." The officers may transfer the options to family members or certain entities in which family members have interests.

[3] The Equity Plans provide that the option price per share shall be no less than the closing price per share of our common stock at grant date.



(4) Represents awards of time-vested restricted share units. Dividend equivalents on these time-vested restricted share units equal to cash dividends on our Common Stock will be accumulated and paid in additional shares when the time-vested restricted share units vest. The units listed include dividend equivalents. The awards will vest as follows:

Name	Grant Date	Type	Vesting
Michael D. Hsu	4/26/2023	Annual	Three annual installments of 30%, 30% and 40%.
Nelson Urdaneta	4/26/2023	Annual	Three annual installments of 30%, 30% and 40%.
	4/26/2022	Special	Equal installments on the first and second anniversaries of the grant date.
Zackery Hicks	4/26/2023	Annual	Three annual installments of 30%, 30% and 40%.
	7/29/2022	Special	Equal installments on the first, second and third anniversaries of the grant date.
Russell Torres	4/26/2023	Annual	Three annual installments of 30%, 30% and 40%.
	2/28/2022	Special	In full on the third anniversary of the grant date.
	10/29/2021	Special	In full on the third anniversary of the grant date.
Jeffrey Melucci	4/26/2023	Annual	Three annual installments of 30%, 30% and 40%.
	2/28/2022	Special	In full on the third anniversary of the grant date.

(5) The values shown in this column are based on the closing price of our common stock on December 31, 2023 of $121.51 per share.

(6) Represents awards of performance-based restricted share units granted to our named executive officers in 2021, 2022 and 2023. Subject to accelerated vesting as described in "Potential Payments on Termination or Change of Control," performance-based restricted share unit awards granted in 2021, 2022 and 2023 vest on the third anniversary of the grant date, in a range from zero to 200 percent of the target levels indicated based on the achievement of specific performance goals. Based on the current vesting pace of these awards, the amounts shown represent the maximum level for the 2021, 2022 and 2023 grants. See "Discussion of Summary Compensation and Plan-Based Awards Tables." The units listed include equivalents on performance-based restricted share units granted to our named executive officers equal to cash dividends on our Common Stock based on maximum level for the 2021, 2022 and 2023 grants.

Option Exercises and Stock Vested

The following table sets forth information concerning stock options exercised and stock awards vested during 2023 for our named executive officers.

Option Exercises and Stock Vested in 2023

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Michael D. Hsu	46,508	1,710,216	36,398	4,551,570
Nelson Urdaneta			4,653	668,286
Zackery Hicks			4,980	649,519
Russell Torres			16,516	2,393,139
Jeffrey Melucci			8,189	1,024,034

(1) The dollar amount reflects the total pre-tax value realized by our named executive officers (number of shares exercised times the difference between the fair market value on the exercise date and the exercise price). It is not the grant date fair value disclosed in other locations in this proxy statement. Value from these option exercises was only realized to the extent our stock price increased relative to the stock price at grant (the exercise price).

(2) The dollar amount reflects the total pre-tax value received by our named executive officers upon the vesting of time-vested restricted share units or performance-based restricted share units (number of shares vested times the closing price of our common stock on the vesting date), including cash paid in lieu of fractional shares. It is not the grant date fair value disclosed in other locations in this proxy statement.



Nonqualified Deferred Compensation

The following table sets forth information concerning the amount of contributions, earnings and balances for each named executive officer under our Supplemental 401(k) Plan. No named executive officer currently participates in the Voluntary Deferred Compensation Plan.

2023 Nonqualified Deferred Compensation

Name	Company Contributions in 2023 ($)[1]	Aggregate Earnings in 2023 ($)[2]	Aggregate Balance at December 31, 2023 ($)[3]
Michael D. Hsu	329,515	256,939	2,327,612
Nelson Urdaneta	109,928	8,181	136,598
Zackery Hicks	107,926	4,416	121,990
Russell Torres	109,111	26,876	287,127
Jeffrey Melucci	121,364	99,144	810,947

[1] Contributions consist solely of amounts accrued by Kimberly-Clark under the Supplemental 401(k) Plan, including the profit-sharing contribution in February 2024 with respect to our performance in 2023. These amounts are included in the Summary Compensation Table and represent a portion of the Defined Contribution Plan Payments included in All Other Compensation.

[2] The amounts in this column show the changes in the aggregate account balance for our named executive officers during 2023 that are not attributable to company contributions. Aggregate earnings are not included in the Summary Compensation Table because the earnings are not above-market or preferential.

[3] Balance for the Supplemental 401(k) Plan includes the profit-sharing contribution made in early 2024 with respect to our performance in 2023, as well as the following aggregate amounts that were previously reported in the Summary Compensation Table for 2022 and 2021, combined: Mr. Hsu - $474,236, Mr. Urdaneta - $18,424, Mr. Hicks - $9,693, Mr. Torres - $88,358, Mr. Melucci - $206,664. The information in this footnote is provided to clarify the extent to which the balances shown represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.



Overview of 401(k) Profit Sharing Plan and Supplemental 401(k) Plan.

	401(k) Profit Sharing Plan	Supplemental 401(k) Plan
Purpose	To assist employees in saving for retirement, as well as to provide a discretionary profit sharing contribution in which contributions will be based on our profit performance.	To provide benefits based on annual compensation that is not recognized under the 401(k) Profit Sharing Plan as a result of certain limitations imposed by the Internal Revenue Code on qualified defined contribution plans or as a result of deferrals made under the Voluntary Deferred Compensation Plan.
Eligible participants	Most U.S. employees.	Salaried employees whose compensation is not recognized under the 401(k) Profit Sharing Plan as a result of certain limitations imposed by the Internal Revenue Code or deferrals under the Voluntary Deferred Compensation Plan.
Is the plan qualified under the Internal Revenue Code?	Yes.	No.
Can employees make contributions?	Yes.	No.
Do we make contributions or match employee contributions?	We match 100% of employee contributions, to a yearly maximum of 5% of eligible compensation. In addition, we may make a discretionary profit sharing contribution of 0% to 8% of eligible compensation based on our profit performance.	We provide credit based on compensation not recognized under the 401(k) Profit Sharing Plan as a result of certain Internal Revenue Code limits or as a result of deferrals under the Voluntary Deferred Compensation Plan.
When do account balances vest?	Account balances under these plans vest immediately.	Account balances under these plans vest immediately.
How are account balances invested?	Account balances are invested in certain designated investment options selected by the participant.	Account balances are credited with earnings and losses as if these account balances were invested in certain designated investment options selected by the participant.
When are account balances distributed?	Distributions of the participant's vested account balance are only available after termination of employment. Loans, hardship and certain other withdrawals are allowed prior to termination of employment for certain vested amounts under the 401(k) Profit Sharing Plan.	Distributions of the participant's vested account balance are payable after termination of employment in compliance with Section 409A of the Internal Revenue Code.

While the Supplemental 401(k) Plan remains unfunded, in 1996 the Board amended a previously established trust and authorized us to make contributions to this trust in order to provide a source of funds to assist us in meeting our liabilities under our supplemental defined contribution plans.



Potential Payments on Termination or Change of Control

Our named executive officers are eligible to receive certain benefits in the event of termination of employment, including following a change of control. This section describes various termination scenarios as well as the payments and benefits payable under those scenarios.

Severance Benefits

We maintain two severance programs that cover our executive officers, depending on the circumstances that result in their termination. Those plans include the Executive Severance Program, which is applicable when an executive officer is terminated following a change of control, and the Severance Pay Plan, which is applicable in the event of certain other involuntary terminations. An executive officer may not receive severance payments under more than one of the programs described below.

Executive Severance Program. We have agreements under our Executive Severance Program with each named executive officer. The agreements provide that, in the event of a "Qualified Termination of Employment" (as described below), the participant will receive a cash payment in an amount equal to the sum of:

- Two times the sum of annual base salary and the current target annual incentive award,

- The value of any forfeited awards, based on the closing price of our common stock at the date of the participant's separation from service, of restricted stock and time-vested restricted share units,

- The value of the target number of any forfeited performance-based restricted share units multiplied by the average payout percentage for performance-based restricted share awards for the prior three years,

- The value of the employer match and an assumed target level profit sharing contribution the named executive officer would have received if he or she had remained employed an additional two years under the 401(k) Profit Sharing Plan and Supplemental 401(k) Plan, and

- the cost of two years of COBRA premiums for medical and dental coverage.

In addition, nonqualified stock options will vest and be exercisable within the earlier of five years from the participant's termination or the remaining term of the option.

A "Qualified Termination of Employment" is a separation of service within two years following a change of control of Kimberly-Clark (as defined in the plan) either involuntarily without cause or by the participant with good reason. In addition, any involuntary separation of service without cause within one year before a change of control will also be determined to be a Qualified Termination of Employment if it is in connection with, or in anticipation of, a change of control.

The individual agreements reflect that the named executive officer is not entitled to a tax gross-up if the named executive officer incurs an excise tax due to the application of Section 280G of the Internal Revenue Code. Instead, payments and benefits payable to the named executive officer will be reduced to the extent doing so would result in the executive retaining a larger after-tax amount, taking into account the income, excise and other taxes imposed on the payments and benefits.

The Board has determined the eligibility criteria for participation in the plan. Each named executive officer's agreement under the Executive Severance Plan provides that the executive will retain in confidence any confidential information known to the executive concerning Kimberly-Clark and Kimberly-Clark's business so long as such information is not publicly disclosed.



Severance Pay Plan. Our Severance Pay Plan generally provides eligible employees (including our named executive officers) severance payments and benefits in the event of certain involuntary terminations. Under the Severance Pay Plan, a named executive officer (employed for at least one year) whose employment is involuntarily terminated would receive, subject to the Committee's discretion to modify the applicable amounts:

- Two times the sum of annual base salary and the current target annual incentive award,

- If the termination occurs after March 31, the pro-rated current year target annual incentive award,

- An amount equal to the cost of six months of COBRA premiums for medical coverage, and

- An amount equal to the cost of 12 months of outplacement services and three months of participation in our employee assistance program.

If the named executive officer's employment is involuntarily terminated within the first 12 months of employment, the Severance Pay Plan provides that the named executive officer would receive three months' base salary.

Severance pay under the Severance Pay Plan will not be paid to any participant who is terminated for cause (as defined under the plan), is terminated during a period in which the participant is not actively at work for more than 25 weeks (except to the extent otherwise required by law), voluntarily quits or retires, dies or is offered a comparable position (as defined under the plan).

A named executive officer must execute a full and final release of claims against us within a specified period of time following termination to receive severance benefits under our severance pay plans. Under the Severance Pay Plan, if the release has been timely executed, severance benefits are payable as a lump sum cash payment no later than 60 days following the participant's termination date. Any current year annual incentive award that is payable under the Severance Pay Plan will be paid at the same time as it was payable under the annual cash incentive program, but no later than 60 days following the calendar year of the separation from service.

Equity Plans. In the event of a "Qualified Termination of Employment" (as described below) of a participant in the Equity Plans in connection with a change of control, all of the participant's awards not subject to performance goals would become fully vested. Any awards subject to performance goals will vest at the average performance-based restricted share unit payout for awards for the three prior fiscal years. Unless otherwise governed by another applicable plan or agreement, such as the terms of the Executive Severance Program, options in this event would be exercisable for the lesser of three months or the remaining term of the option. If any amounts payable under the Equity Plans result in excise tax due to the application of Section 280G of the Internal Revenue Code, the Equity Plans provide that payments and benefits payable to the named executive officer will be reduced to the extent necessary so that no excise tax will be imposed if doing so would result in the executive retaining a larger after-tax amount, taking into account the income, excise and other taxes imposed on the payments and benefits. A "Qualified Termination of Employment" is a termination of the participant's employment within two years following a change of control of Kimberly-Clark (as defined in the Equity Plans), unless the termination is by reason of death or disability or unless the termination is by Kimberly-Clark for cause or by the participant without good reason.

The Equity Plans provide that, if pending a change of control, the Committee determines that Kimberly-Clark common stock will cease to exist without an adequate replacement security that preserves the economic rights and positions of the participants in the Equity Plans (for example, as a result of the failure of the acquiring company to assume outstanding grants), then all options and stock appreciation rights will become exercisable, in a manner deemed fair and equitable by the Committee, immediately prior to the consummation of the change of control. In addition, the restrictions on all restricted stock will lapse and all restricted share units, performance awards and other stock-based awards will vest immediately prior to the consummation of the change of control and will be settled upon the change of control in cash equal to the fair market value of the restricted share units, performance awards and other stock-based awards at the time of the change of control.

In the event of a termination of employment of a participant in the Equity Plans, other than a Qualified Termination of Employment, death, total and permanent disability or retirement of the participant, the participant will forfeit all unvested restricted stock and restricted share units, and any vested stock options held by the participant will be exercisable for the lesser of three months or the remaining term of the option.



Retirement, Death and Disability

Retirement. In the event of retirement (separation from service on or after age 55), our named executive officers are entitled to receive:

- Their account balance, if any, under our Voluntary Deferred Compensation Plan,

- Their account balance under the Supplemental 401(k) Plan,

- Their account balance under the 401(k) Profit Sharing Plan,

- Accelerated vesting of unvested stock options, and the options will be exercisable until the earlier of five years or the remaining term of the options,

- For units outstanding more than six months after the date of grant, performance-based restricted share units will be payable based on attainment of the performance goal at the end of the restricted period,

- For units outstanding more than six months after the date of grant, time-vested restricted share units received in the regular, annual award process (but not special awards) will be payable in full,

- Annual incentive award payment under the Management Achievement Award Program as determined by the Committee in its discretion,

- For participants with at least fifteen years of vesting service and who joined Kimberly-Clark before January 1, 2004, retiree medical credits based on number of years of vesting service (up to a maximum of $104,500 in credits), and

- For participants with at least fifteen years of vesting service, continuing coverage under Kimberly-Clark's group life insurance plan.

Death. In the event of death while an active employee, the following benefits are payable:

- Their account balance, if any, under our Voluntary Deferred Compensation Plan,

- Their account balance under the Supplemental 401(k) Plan,

- Their account balance under the 401(k) Profit Sharing Plan,

- Accelerated vesting of unvested stock options, and the options will be exercisable until the earlier of three years or the remaining term of the options,

- Time-vested restricted share units will be vested pro rata, based on the number of full months of employment during the restricted period prior to the participant's termination of employment, payable within 70 days following the end of the restricted period,

- For units outstanding more than six months after the date of grant, performance-based restricted share units will be vested pro rata, based on attainment of the performance goal at the end of the restricted period, payable within 70 days following the end of the restricted period,

- Annual incentive award payment under the Management Achievement Award Program as determined by the Committee in its discretion, and

- Payment of benefits under Kimberly-Clark's group life insurance plan (which is available to all salaried employees in the U.S.) equal to two times the participant's annual pay, up to $2 million (plus any additional coverage of three to eight times the participant's annual pay, in increments of up to $1 million each, purchased by the participant at group rates). Benefits provided by Kimberly-Clark and employee-purchased benefits cannot exceed $6 million.

Disability. In the event of a separation of service due to a total and permanent disability, as defined in the applicable plan, our named executive officers are entitled to receive:

- Their account balance, if any, under our Voluntary Deferred Compensation Plan,

- Accelerated vesting of unvested stock options, and the options will be exercisable until the earlier of three years or the remaining term of the options,



- Time-vested restricted share units will be vested pro rata, based on the number of full months of employment during the restricted period prior to the participant's termination of employment, payable within 70 days following the end of the restricted period,

- For units outstanding more than six months after the date of grant, performance-based restricted share units will be vested pro rata, based on attainment of the performance goal at the end of the restricted period, payable within 70 days following the end of the restricted period,

- Annual incentive award payment under the Management Achievement Award Program as determined by the Committee in its discretion,

- Continuing coverage under Kimberly-Clark's group life insurance plan (available to all U.S. salaried employees), with no requirement to make monthly contributions toward coverage during disability, and

- Payment of benefits under Kimberly-Clark's Long-Term Disability Plan (which is available to all U.S. salaried employees) and Kimberly-Clark's Executive Long-Term Disability Plan. Long-term disability under the plans would provide income protection of monthly base pay, ranging from a minimum monthly benefit of $50 to a maximum monthly benefit of $40,000. Benefits are reduced by the amount of any other Kimberly-Clark or government-provided income benefits received (but will not be lower than the minimum monthly benefit).

Potential Payments on Termination or Change of Control Table

The following table presents the approximate value of (i) the severance benefits for our named executive officers under the Executive Severance Program had a Qualified Termination of Employment under the participant agreement occurred on December 31, 2023; (ii) the severance benefits for our named executive officers under the Severance Pay Plan if an involuntary termination had occurred on December 31, 2023; (iii) the benefits that would have been payable on the death of our named executive officers on December 31, 2023; (iv) the benefits that would have been payable on the total and permanent disability of our named executive officers on December 31, 2023; and (v) the potential payments to Mr. Hsu and Mr. Hicks if they had retired on December 31, 2023. If applicable, amounts in the table were calculated using the closing price of our common stock on December 31, 2023 of $121.51 per share.

The termination benefits provided to our executive officers upon their voluntary termination of employment do not discriminate in scope, terms or operation in favor of our executive officers compared to the benefits offered to all salaried employees, so those benefits are not included in the table below. Of our current named executive officers, only Mr. Hsu and Mr. Hicks were eligible to retire as of December 31, 2023; thus, potential payments assuming retirement on that date are not included for the other named executive officers.

The amounts presented in the table are in addition to amounts each named executive officer earned or accrued prior to termination, such as the officer's balances under our Voluntary Deferred Compensation Plan, accrued retirement benefits, previously vested benefits under our qualified and non-qualified plans, previously vested options, restricted stock and restricted share units and accrued salary. For information about these previously earned and accrued amounts, see "Summary Compensation," "Outstanding Equity Awards," "Option Exercises and Stock Vested," and "Nonqualified Deferred Compensation."



Potential Payments on Termination or Change of Control Table

Name	Cash Payment($)	Equity with Accelerated Vesting($)	Additional Retirement Benefits($)	Continued Benefits and Other Amounts($)	Total($)
Michael D. Hsu					
Qualified Termination of Employment	11,698,058 [1]	23,935,904 [2]	735,075 [3]	31,670 [4]	36,400,707
Involuntary Termination[5]	10,766,250	–	–	14,019 [6]	10,780,269
Death	5,530,558 [7]	23,679,038 [8]	–	–	29,209,596
Disability	3,530,558 [7]	23,679,038 [8]	–	– [9]	27,209,596
Retirement	3,530,558 [1]	43,881,519	–	–	47,412,077
Nelson Urdaneta					
Qualified Termination of Employment	4,773,583 [1]	4,442,144 [2]	306,000 [3]	48,930 [4]	9,570,657
Involuntary Termination[5]	4,250,000	–	–	18,057 [6]	4,268,057
Death	6,923,583 [7]	2,918,706 [8]	–	–	9,842,289
Disability	1,373,583 [7]	2,918,706 [8]	–	– [9]	4,292,289
Zackery Hicks					
Qualified Termination of Employment	5,452,980 [1]	6,002,935 [2]	360,000 [3]	–	11,815,915
Involuntary Termination[5]	5,000,000	–	–	6,657 [6]	5,006,657
Death	3,452,980 [7]	3,460,361 [8]	–	–	6,913,341
Disability	1,452,980 [7]	3,460,361 [8]	–	– [9]	4,913,341
Retirement	1,452,980 [1]	8,478,006	–	–	9,930,986
Russell Torres					
Qualified Termination of Employment	4,575,915 [1]	8,736,573 [2]	311,400 [3]	48,930 [4]	13,672,818
Involuntary Termination[5]	4,325,000	–	–	18,057 [6]	4,343,057
Death	2,775,915 [7]	8,024,162 [8]	–	–	10,800,077
Disability	1,115,915 [7]	8,024,162 [8]	–	– [9]	9,140,077
Jeffrey Melucci					
Qualified Termination of Employment	4,190,804 [1]	6,048,766 [2]	283,050 [3]	48,930 [4]	10,571,550
Involuntary Termination[5]	3,867,500	–	–	18,057 [6]	3,885,557
Death	5,935,804 [7]	5,702,773 [8]	–	–	11,638,577
Disability	1,045,804 [7]	5,702,773 [8]	–	– [9]	6,748,577

[1] Assumes the Committee would approve full payment under the Management Achievement Award Program for 2023; actual amount that would be paid is determined by the Committee in its discretion.

[2] Assumes vesting of unvested performance-based restricted share units at the average payout percentage for the prior three years. See "Outstanding Equity Awards." In addition, under the terms of the Equity Plans, if the Committee were to determine that, pending a change of control, our common stock would cease to exist without an adequate replacement security, the payment of this amount would not be contingent upon the Qualified Termination of Employment of the named executive officer. This provision also applies to grants under the Equity Plans to employees other than our named executive officers.

[3] Includes the value of two additional years of employer contributions under the 401(k) Profit Sharing Plan and the Supplemental 401(k) Plan, pursuant to the terms of the Executive Severance Plan.

[4] Includes an amount equal to 24 months of COBRA medical and dental coverage.

[5] Benefits payable under the Severance Pay Plan. For Mr. Hsu and Mr. Hicks, does not include accelerated equity vesting that occurred when they became retirement eligible at age 55. See the benefits payable for these officers for retirement for the amount of this accelerated equity vesting.

[6] Includes an amount equal to six months of COBRA medical coverage under each executive's specific health insurance plan, three months of Employee Assistance Program, and 12 months of outplacement services valued at $6,650.



(7) For death, includes the payment of benefits under Kimberly-Clark's group life insurance plan (which is available to all U.S. salaried employees). For death and disability, assumes the Committee would approve full payment under the Management Achievement Award Program for 2023; actual amount that would be paid is determined by the Committee in its discretion. For disability, does not include benefits payable under Kimberly-Clark's Long-Term Disability Plan (which is available to all U.S. salaried employees) or Kimberly-Clark's Executive Long-Term Disability Plan, the value of which would be dependent on the life span of the named executive officer and the value of any Kimberly-Clark or government-provided income benefits received.

(8) Assumes pro rata vesting of unvested performance-based restricted share units at the maximum level for the 2021, 2022 and 2023 grants. See "Outstanding Equity Awards."

(9) Our named executive officers would be eligible for continuing coverage under Kimberly-Clark's group life insurance plan assuming total and permanent disability on December 31, 2023, which benefit does not discriminate in scope, terms or operation in favor of our named executive officers compared to the benefits offered to all U.S. salaried employees and is therefore not included in the table.

Equity Compensation Plan Information

The following table gives information about Kimberly-Clark's common stock that may be issued upon the exercise of options, warrants, and rights under all of Kimberly-Clark's equity compensation plans as of December 31, 2023.

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (in millions) (a)	Weighted average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in millions) (c)
Equity compensation plans approved by stockholders[1]	6.5 [2]	$128.80	8.8

(1) Includes (a) the stockholder-approved 2021 Plan, effective April 29, 2021, (b) the stockholder-approved 2011 Plan, which effective April 21, 2011 amended and restated the stockholder-approved 2001 Equity Participation Plan, (c) the stockholder-approved 2021 Outside Directors' Compensation Plan, effective April 29, 2021 and (d) the stockholder-approved 2011 Outside Directors' Compensation Plan, which effective April 21, 2011 amended and restated the Outside Directors' Compensation Plan.

(2) Includes 2.1 million and 0.2 million restricted share units, granted under the 2021 Plan and the 2011 Plan, respectively (including shares that may be issued pursuant to outstanding performance-based restricted share units, assuming the target award is met; actual shares issued may vary, depending on actual performance). Upon vesting, a share of Kimberly-Clark common stock is issued for each restricted share unit. Column (b) does not take these awards into account because they do not have an exercise price. Also includes 0.1 million restricted share units granted under the 2021 Outside Directors' Compensation Plan and the 2011 Outside Directors' Compensation Plan. Upon retirement from or any other termination of service from the Board, a share of Kimberly-Clark common stock is issued for each restricted share unit. Column (b) does not take these awards into account because they do not have an exercise price.



Proposal 4 – Adoption of Amended and Restated Certificate of Incorporation

After careful consideration, our Board is asking stockholders to adopt the proposed amendment and restatement of our Amended and Restated Certificate of Incorporation (the "Certificate"), in the form attached as Appendix A to this Proxy Statement (the "Proposed Restated Certificate"). The Proposed Restated Certificate would amend the Certificate to:

- limit the liability of certain officers of Kimberly-Clark as permitted by Delaware law, as described below;

- remove or revise obsolete provisions relating to the classification of our Board that are inapplicable because the declassification of our Board was completed in 2010 and include other technical and administrative updates; and

- and restate the Certificate to reflect the foregoing amendments.

Appendix A shows the proposed changes to the Certificate, with deletions indicated by strikeouts and additions indicated by underlining.

The Board approved the Proposed Restated Certificate, and recommended its adoption by the Company's stockholders, on February 7, 2024. If adopted by the Company's stockholders, the Proposed Restated Certificate would become effective upon the filing of that document with the Secretary of State of the State of Delaware. We intend to make the filing promptly after the Annual Meeting.

Limiting the Liability of Certain Officers as Permitted by Delaware Law

Effective August 1, 2022, Section 102(b)(7) of the General Corporation Law of the State of Delaware (as the same exists or may hereafter be amended, the "DGCL") was amended to permit Delaware corporations to include in their certificates of incorporation limitations of monetary liability for certain officers. Accordingly, the Proposed Restated Certificate would amend Article XI of the Certificate to provide for the elimination of monetary liability of certain officers of Kimberly-Clark in certain limited circumstances, in accordance with the DGCL and as set forth in the Proposed Restated Certificate.

Pursuant to and consistent with Section 102(b)(7) of the DGCL, Article XI of the Certificate already eliminates the monetary liability of directors for breaches of the duty of care to the extent permitted by the DGCL. If the Proposed Restated Certificate is adopted, the officers that will be newly exculpated are: (i) Kimberly-Clark's president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer and chief accounting officer; (ii) individuals who are or were identified in our public filings as the most highly compensated officers of Kimberly-Clark; and (iii) individuals who, by written agreement with Kimberly-Clark, consented to be identified as officers for purposes of accepting service of process.

Consistent with Section 102(b)(7) of the DGCL, as currently in effect, the Proposed Restated Certificate would only permit limiting the liability of such officers for direct claims relating to breaches of the fiduciary duty of care. Like the provision limiting the liability of directors, the Proposed Restated Certificate does not permit the elimination of liability of officers for:

- Any breach of the duty of loyalty to Kimberly-Clark or its stockholders;

- Any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; or

- Any transaction from which the officer derived an improper personal benefit.



In addition, consistent with Section 102(b)(7) of the DGCL, as currently in effect, the Proposed Restated Certificate would not permit the limitation of liability of our officers in any derivative action.

Notwithstanding the foregoing, consistent with the language for exculpation of directors currently included in Article XI of the Certificate, the Proposed Restated Certificate also provides that, if approved by the stockholders, at any time following the effectiveness of the Proposed Restated Certificate, the DGCL is amended to authorize any further elimination or limitation of the personal liability of officers, then the liability of an officer of Kimberly-Clark shall automatically be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

In addition, the Proposed Restated Certificate simplifies the existing exculpation provision related to directors set forth in Article XI, by referring to the DGCL instead of specifying each instance wherein exculpation for directors is currently not permissible under the DGCL. However, the changes pursuant to the Proposed Restated Certificate do not have the effect of altering the scope of the current exculpation protections available to the directors.

The Board strongly believes that it is important to extend exculpation protection to officers, to the fullest extent permitted by DGCL, in light of the following expected benefits:

- An enhanced ability to attract and retain talented officers, who otherwise might be deterred from serving due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit;

- The potential to discourage frivolous lawsuits, which present barriers to our ability to accomplish our business objectives by diverting management's attention and wasting corporate resources;

- Potentially decreasing the cost of directors' and officers' insurance and similar expenses in the future, as the costs of the lawsuits described above are often borne by Kimberly-Clark, either directly, through indemnification, or indirectly, through directors' and officers' insurance; and

- Better aligning the protections available to Kimberly-Clark's officers and directors would empower Kimberly-Clark's officers to exercise their business judgment in furtherance of stockholder interests without giving weight to the risk of personal liability.

Additionally, our 2023 investor outreach program identified that a majority of the stockholders with whom we met supported limiting officer liability as permitted by the DGCL.

Taking into account the narrow class and type of claims for which officers would be exculpated in accordance with the DGCL, and the benefits the Board believes would accrue to Kimberly-Clark and its stockholders—enhancing our ability to attract and retain talented officers and potentially reducing future litigation costs associated with frivolous lawsuits—the Board determined that extending exculpation protection to officers is in the best interests of Kimberly-Clark and its stockholders.

Removal of Obsolete Provisions and Other Technical and Administrative Updates

The Certificate currently includes certain references to requirements in force prior to the completion of the declassification of our Board. Because the declassification of our Board was completed in 2010, these references no longer apply. If the Proposed Restated Certificate is adopted by our stockholders and becomes effective, the obsolete references to such requirements will be removed. The Proposed Restated Certificate would also make other technical and administrative amendments to the Certificate.

All of the foregoing amendments, including amendments to remove obsolete language and make other technical and administrative changes referred to above, are shown in the marked copy of the Proposed Restated Certificate attached as Appendix A to this Proxy Statement.



Legal Effectiveness of the Proposed Restated Certificate

The Proposed Restated Certificate is set forth in Appendix A to this proxy statement. Approval of the Proposed Restated Certificate requires the affirmative vote of a majority of shares outstanding as of the record date, and is not conditioned on the approval of any other proposal contained in this proxy statement. Abstentions will have the same effect as a vote against this proposal.

If our stockholders approve this proposal, we will file the Proposed Restated Certificate with the Secretary of State of the State of Delaware, upon which filing Kimberly-Clark's officers will receive the protections from liability afforded by the Proposed Restated Certificate, the obsolete provisions relating to the previous classification of our Board will be removed and the other technical and administrative updates discussed above will be incorporated. The Board reserves the right to abandon the Proposed Restated Certificate at any time before it becomes effective, even if it is approved by the stockholders.

For the reasons discussed above, the Board believes that approving the Proposed Restated Certificate is in the best interests of Kimberly-Clark and its stockholders at this time.

> The Board of Directors unanimously recommends a vote FOR approval of the Proposed Restated Certificate.



Other Information

Security Ownership Information

The following table shows the number of shares of our common stock beneficially owned as of December 31, 2023, by each director and nominee, by each named executive officer, and by all directors, nominees and executive officers as a group.

Name	Number of Shares [1][2][3][4]	Percent of Class
Sylvia M. Burwell	2,429	*
John W. Culver	4,790	*
Zackery Hicks	62,857 [5]	*
Michael D. Hsu	1,012,543 [5][6]	*
Mae C. Jemison, M.D.	55,406	*
Deeptha Khanna	493	*
S. Todd Maclin	8,855	*
Deirdre A. Mahlan	3,265	*
Sherilyn S. McCoy	8,554	*
Jeffrey Melucci	177,450 [5]	*
Christa S. Quarles	12,379	*
Jaime A. Ramirez	3,240	*
Dunia A. Shive	7,362	*
Mark T. Smucker	6,276	*
Russell Torres	170,649 [5]	*
Nelson Urdaneta	49,703 [5]	*
Michael D. White	17,205	*
All directors, nominees and executive officers as a group (26 persons)	2,101,678 [5][7]	*

* Each director, nominee, named executive officer and the directors, nominees and executive officers as a group, owns less than one percent of the outstanding shares of our common stock.

[1] Except as otherwise noted, the directors, nominees and named executive officers, and the directors, nominees and executive officers as a group, have sole voting and investment power with respect to the shares listed.

[2] As of the date of this proxy statement, none of the executive officers or directors has pledged any shares of our common stock.

[3] Share amounts include unvested restricted share units granted to the following named executive officers under the Equity Plans as indicated below. Amounts representing performance-based restricted share units in the table below represent target levels for these awards. See "Compensation Tables – Outstanding Equity Awards" for additional information regarding these grants.


Name	Time-Vested Restricted Share Units(#)	Performance-Based Restricted Share Units(#)
Zackery Hicks	18,568	30,631
Michael D. Hsu	30,636	165,250
Jeffrey Melucci	14,425	35,121
Russell Torres	24,985	46,604
Nelson Urdaneta	12,398	24,000

(4) For each director who is not an officer or employee of Kimberly-Clark, share amounts include restricted share units granted under our Outside Directors' Compensation Plan. These awards are restricted and may not be transferred or sold until the Outside Director retires from or otherwise terminates service on the Board. See footnote 4 to the 2023 Outside Director Compensation table for the number of shares of restricted share units that the Outside Directors had outstanding as of December 31, 2023.

(5) Includes shares of common stock held by the trustee of the 401(k) Profit Sharing Plan for the benefit of, and that are attributable to, the accounts in the plans of, the named executive officers. Also includes the following shares which could be acquired within 60 days of December 31, 2023 by:

Name	Number of Shares That Could be Acquired Within 60 Days of December 31, 2023
Zackery Hicks	13,658
Michael D. Hsu	682,999
Jeffrey Melucci	102,735
Russell Torres	82,854
Nelson Urdaneta	9,484
All directors, nominees and executive officers as a group (26 persons)	1,106,696

(6) Includes 21,991 shares held by a family trust for the benefit of Mr. Hsu's spouse and certain other relatives. Mr. Hsu's spouse is trustee of the trust. Mr. Hsu shares voting control over the shares held by the trust.

(7) Voting and investment power with respect to 21,991 of the shares is shared.

Our Corporate Governance Policies provide that, within three years of joining the Board, all Outside Directors should own an amount of our common stock or share units at least equal in value to three times the annual Board cash compensation. For the purpose of these stock ownership guidelines, a director is deemed to own beneficially-owned shares, as well as restricted share units (whether or not any applicable restrictions have lapsed), but not stock options (whether vested or unvested). As of December 31, 2023, each Outside Director has met the specified ownership level or is still within three years of joining the Board.

The following table sets forth the information, as of December 31, 2023, regarding persons or groups known to us to be beneficial owners of more than five percent of our common stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
BlackRock, Inc.(1) 50 Hudson Yards New York, NY 10001	31,053,858	9.2%
The Vanguard Group Inc.(2) 100 Vanguard Boulevard Malvern, PA 19355	30,143,025	8.9%
State Street Corporation(3) State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114-2016	18,321,389	5.4%



(1) The address, number and percentage of shares of our common stock beneficially owned by BlackRock, Inc. ("BlackRock") are based on the Schedule 13G/A filed by BlackRock with the SEC on January 24, 2024. According to the filing, BlackRock had sole voting power with respect to 28,257,311 shares, sole dispositive power with respect to 31,053,858 shares, and did not have shared voting or dispositive power as to any shares.

(2) The address, number and percentage of shares of our common stock beneficially owned by The Vanguard Group Inc. ("Vanguard") are based on the Schedule 13G/A filed by Vanguard with the SEC on February 13, 2024. According to the filing, Vanguard had sole dispositive power with respect to 28,631,723 shares, shared dispositive power with respect to 1,511,302 shares, shared voting power with respect to 450,616 shares, and did not have sole voting power as to any shares.

(3) The address, number and percentage of shares of our common stock beneficially owned by State Street Corporation ("State Street") are based on the Schedule 13G/A filed by State Street with the SEC on January 29, 2024. According to the filing, State Street had shared voting power with respect to 11,857,594 shares, shared dispositive power with respect to 18,292,732 shares and did not have sole voting or dispositive power as to any shares.

Transactions with Related Persons

Policies and Procedures for Review, Approval or Ratification of Related Person Transactions. The Board has adopted procedures for reviewing any transactions between the company and certain "related persons" that involve amounts above certain thresholds. The SEC requires that our proxy statement disclose these "related person transactions." A related person is defined under the SEC's rules and includes our directors, director nominees, executive officers and five percent stockholders.

The Board's procedures provide that:

- The Nominating and Corporate Governance Committee is best suited to review, approve and ratify related person transactions involving any director, nominee for director, any five percent stockholder, or any of their immediate family members or related firms, and

- The Audit Committee is best suited to review, approve and ratify related person transactions involving executive officers (or their immediate family members or related firms), other than any executive officer that is also a Board member.

- Either Committee may, in its sole discretion, refer its consideration of related person transactions to the full Board.

Each director, director nominee and executive officer is required to promptly provide written notification of any material interest that he or she (or an immediate family member) has or will have in a transaction with Kimberly-Clark. Based on a review of the transaction, a determination will be made as to whether the transaction constitutes a related person transaction under the SEC's rules. As appropriate, the Nominating and Corporate Governance Committee or the Audit Committee will then review the terms and substance of the transaction to determine whether to ratify or approve the related person transaction.

In determining whether the transaction is consistent with Kimberly-Clark's best interest, the Nominating and Corporate Governance Committee or the Audit Committee may consider any factors deemed relevant or appropriate, including:

- Whether the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party;

- Whether the transaction constitutes a conflict of interest under our Code of Conduct, the nature, size or degree of any conflict, and whether mitigation of the conflict is feasible;

- The impact of the transaction on a director's independence; and

- Whether steps have been taken to ensure fairness to Kimberly-Clark.

Related Person Transactions. Based on the company's review of its transactions, there were no transactions considered to be a related person transaction since the beginning of 2023.



Pay Versus Performance

| | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year	Summary Compensation Table Total for CEO ($)	Compensation Actually Paid to CEO ($)	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)	KMB TSR ($)	S&P 500 Consumer Staples Index TSR ($)	Net Income ($ Millions)	Annual Organic Sales Growth %
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	16,528,052	20,793,207	5,103,079	5,909,333	101.25	131.24	$ 1,764	4.7%
2022	14,555,561	23,441,071	5,504,660	7,301,881	108.96	130.57	$ 1,934	7.2 %
2021	12,009,162	3,318,480	4,589,273	2,631,289	110.71	131.38	$ 1,814	(1.0)%
2020	13,465,320	21,472,501	5,323,497	7,005,404	100.95	110.75	$ 2,352	5.8 %

Column (b). Reflects compensation amounts reported in the "Summary Compensation Table" for our CEO, Mike Hsu, for the respective years shown.

Column (c). "Compensation actually paid" to our CEO in 2023 reflects the respective amounts set forth in column (b) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. For awards with dividend rights, these amounts are paid in company shares once the underlying award vests, and are incorporated as applicable in the table below. The dollar amounts reflected in column (b) of the table above do not reflect the actual amount of compensation earned by or paid to our CEO during 2023. For information regarding the decisions made by our Management Development and Compensation Committee in regards to the CEO's compensation for 2023, please see "Compensation Discussion & Analysis" above.

Year	2023
CEO	**M. Hsu**
SCT Total Compensation ($)	16,528,052
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(10,799,903)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	12,153,442
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	1,949,781
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	961,835
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	—
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	—
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	—
Compensation Actually Paid ($)	20,793,207

Equity Valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of date of grant. Adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. Performance-based restricted share unit grant date fair values are calculated using the stock price as of date of grant assuming target performance. Adjustments have been made using the stock price and performance accrual modifier as of year end and as of the date of vest. Time-vested restricted share unit grant date fair values are calculated using the stock price as of date of grant. Adjustments have been made using the stock price as of year end and as of each date of vest.



Column (d). The following non-CEO named executive officers are included in the average figures shown:

2020:	Maria Henry, Russell Torres, Kimberly Underhill, Sandi Karrmann, Achal Agarwal
2021:	Maria Henry, Russell Torres, Kimberly Underhill, Jeffrey Melucci, Gonzalo Uribe
2022:	Maria Henry, Russell Torres, Jeffrey Melucci, Zack Hicks, Nelson Urdaneta
2023:	Russell Torres, Jeffrey Melucci, Zack Hicks, Nelson Urdaneta

Column (e). Average "compensation actually paid" for our non-CEO NEOs in 2023 reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the table below, as determined in accordance with SEC rules. For awards with dividend rights, these amounts are paid in company shares once the underlying award vests, and are incorporated as applicable in the table below. The dollar amounts reflected in column (d) of the table above do not reflect the actual amount of compensation earned by or paid to our non-CEO NEOs during 2023. For information regarding the decisions made by our Management Development and Compensation Committee in regards to the non-CEO NEOs' compensation for 2023, please see "Compensation Discussion and Analysis" above.

Year	2023 Average
Non-CEO NEOs ($)	See Column (d) note
SCT Total Compensation ($)	5,103,079
Less: Stock and Option Award Values Reported in SCT for the Covered Year ($)	(2,725,036)
Plus: Fair Value for Stock and Option Awards Granted in the Covered Year ($)	3,066,565
Change in Fair Value of Outstanding Unvested Stock and Option Awards from Prior Years ($)	241,011
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	223,714
Less: Fair Value of Stock and Option Awards Forfeited during the Covered Year ($)	–
Less: Aggregate Change in Actuarial Present Value of Accumulated Benefit Under Pension Plans ($)	–
Plus: Aggregate Service Cost and Prior Service Cost for Pension Plans ($)	–
Compensation Actually Paid ($)	5,909,333

Equity Valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of date of grant. Adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. Performance-based restricted share unit grant date fair values are calculated using the stock price as of date of grant assuming target performance. Adjustments have been made using the stock price and performance accrual modifier as of year end and as of the date of vest. Time-based restricted share unit grant date fair values are calculated using the stock price as of date of grant. Adjustments have been made using the stock price as of year end and as of each date of vest. The aggregate change in actuarial present value of accumulated benefit under pension plans reflects the amount reported for the applicable year in the Summary Compensation Table.

Column (f). For the relevant fiscal year, represents the cumulative total shareholder return (TSR) of Kimberly-Clark for the measurement periods ending on December 31 of each of 2023, 2022, 2021 and 2020, respectively.

Column (g). For the relevant fiscal year, represents the cumulative TSR of the S&P 500 Consumer Staples Index ("Peer Group TSR") for the measurement periods ending on December 31 of each of 2023, 2022, 2021 and 2020, respectively.

Column (h). Reflects "Net Income" in the company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2023, 2022, 2021 and 2020.

Column (i). Company-selected Measure is annual organic sales growth which is described below.


Relationship Between Pay and Performance

Below are graphs showing the relationship of "compensation actually paid" to our Chief Executive Officer and other named executive officers in 2020, 2021, 2022 and 2023 to (1) total shareholder return (TSR) of both Kimberly-Clark and the S&P 500 Consumer Staples Index, (2) Kimberly-Clark's net income and (3) Kimberly-Clark's organic sales growth.

"Compensation actually paid" ("CAP"), as required under SEC rules, reflects adjusted values to unvested and vested equity awards during the years shown in the table based on year-end stock prices, various accounting valuation assumptions, and projected performance modifiers but does not reflect actual amounts paid out for those awards. CAP generally fluctuates due to stock price achievement and varying levels of projected and actual achievement of performance goals (as reflected in the significant decrease to 2021 CAP). For a discussion of how our Management Development and Compensation Committee assessed Kimberly-Clark's performance and our named executive officers' pay each year, see "Compensation Discussion and Analysis" in this proxy statement and in the proxy statements for 2020, 2021 and 2022.

Compensation Actually Paid vs. KMB and Peer Group TSR





Compensation Actually Paid vs. KMB Net Income



Compensation Actually Paid vs. KMB Annual Organic Sales Growth %





Listed below are the financial and non-financial performance measures which in our assessment represent the most important financial performance measures we use to link compensation actually paid to our named executive officers, for 2023, to company performance.

Measure	Nature	Explanation
Organic sales growth	Financial measure	Sales growth generated from within the company and excluding the impact of currency changes, business exits, and acquisition/divestiture activity.
Modified free cash flow	Financial measure	A non-GAAP financial measure that consists of diluted net income per share that is then adjusted to eliminate the effect of items or events that the Committee determines in its discretion should be excluded for compensation purposes.
Adjusted EPS	Financial measure	A non-GAAP financial measure that consists of diluted net income per share that is then adjusted to eliminate the effect of items or events that the Committee determines in its discretion should be excluded for compensation purposes.
Brand equity and market performance	Non-financial measure	Increasing market share in select markets.
Inclusion, equity, and diversity	Non-financial measure	Seeking to make progress towards an inclusive and diverse workforce that encompasses the wide variety of diverse experiences and perspectives reflected in the consumers we serve

CEO Pay Ratio Disclosure

In accordance with the Dodd-Frank Act and applicable SEC rules, we are providing the following information about the relationship of our CEO's compensation to the compensation of all our employees. For 2023:

- the total compensation of our median employee was $51,084
- the total compensation of our CEO, as reported in the Summary Compensation Table, was $16,528,052
- the ratio of our CEO's total compensation to the median employee total compensation was 324 to 1

To identify our median employee, we compared the base salaries and target annual incentives of our employees as of October 31, 2023. At that date, we had 41,238 employees, of which 11,977 were U.S. employees and 29,261 were non-U.S. employees. We excluded 1,895 employees based in Czechia (1,042), El Salvador (512), Bolivia (219) and Nigeria (122) as permitted by SEC rules under a de minimis exemption. The number of excluded employees under the exemption represented less than 5.0 percent of our population. As a result of the exclusion, the "considered population" for identifying the median employee was 39,343. We did not make any cost-of-living adjustments.

Similar to our CEO, our employees enjoy a comprehensive compensation, benefit, and company and/or state-sponsored retirement package that we determine by benchmarking to local market practice.



General Information about our Annual Meeting

On behalf of the Board of Directors of Kimberly-Clark Corporation, we are soliciting your proxy for use at the 2024 Annual Meeting of Stockholders, to be held virtually on May 2, 2024, at 8:00 a.m. Central Time.

How We Provide Proxy Materials

We began providing our proxy statement and form of proxy to stockholders on March 11, 2024.

As SEC rules permit, we are making our proxy statement and our annual report available to many of our stockholders via the Internet rather than by mail. This reduces printing and delivery costs and supports our sustainability efforts. You may have received in the mail a "Notice of Electronic Availability" explaining how to access this proxy statement and our annual report on the Internet and how to vote online. If you received this Notice but would like to receive a paper copy of the proxy materials, you should follow the instructions contained in the notice for requesting these materials.

Who May Vote

If you were a stockholder of record at the close of business on the record date of March 4, 2024, you are eligible to vote at the meeting. Each share that you own entitles you to one vote.

As of the record date, 336,914,370 shares of our common stock were outstanding.

How to Vote

You may vote by attending the meeting, by using the Internet or telephone, or (if you received printed proxy materials) by completing and returning a proxy form by mail. If Internet or telephone voting is available to you, see the instructions on the notice of electronic availability or the proxy form and have the notice or proxy form available when you access the Internet website or place your telephone call. To vote your proxy by mail, mark your vote on the proxy form, then follow the instructions on the card.

Please note that if you received a notice of electronic availability as described above, you cannot vote your shares by filling out and returning the notice. Instead, you should follow the instructions contained in the notice on how to vote by using the Internet or telephone.

The named proxies will vote your shares according to your directions. The voting results will be certified by independent Inspectors of Election.

If you sign and return your proxy form, or if you vote using the Internet or by telephone, but you do not specify how you want to vote your shares, the named proxies will vote your shares as follows:

• FOR the election of directors named in this proxy statement

• FOR ratification of the selection of our independent auditor

• FOR approval of the compensation of our named executive officers

• FOR adoption of the Amended and Restated Certificate of Incorporation



How to Revoke or Change Your Vote

There are several ways to revoke or change your vote:

- Mail a revised proxy form to the Corporate Secretary of Kimberly-Clark (the form must be received before the meeting starts). Use the following address: 351 Phelps Drive, Irving, TX 75038

- Use the Internet voting website

- Use the telephone voting procedures

- Attend the virtual meeting and vote in person

Votes Required

There must be a quorum to conduct business at the Annual Meeting, which is established by having a majority of the shares of our common stock present in person or represented by proxy.

Election of Directors. A director nominee will be elected if he or she receives a majority of the votes cast at the meeting in person or by proxy. If any nominee does not receive a majority of the votes cast, then that nominee will be subject to the Board's policy regarding resignations by directors who do not receive a majority of "for" votes.

Other Proposals or Matters. Adoption of the Amended and Restated Certificate of Incorporation described in Proposal 4 requires the affirmative vote of a majority of shares outstanding as of the record date. Approval of all other matters requires the affirmative vote of a majority of shares that are present at the Annual Meeting in person or by proxy and are entitled to vote on the proposal or matter.

How Abstentions Will Be Counted

Election of Directors. Abstentions will have no impact on the outcome of the vote. They will not be counted for the purpose of determining the number of votes cast or as votes "for" or "against" a nominee.

Other Proposals. Abstentions will be counted:

- as present in determining whether we have a quorum

- except for Proposal 4 (Adoption of the Amended and Restated Certificate of Incorporation), in determining the total number of shares entitled to vote on a proposal

- as votes against a proposal

Effect of Not Instructing Your Broker

Routine Matters. If your shares are held through a broker and you do not instruct the broker on how to vote your shares, your broker may choose to leave your shares unvoted or to vote your shares on routine matters. "Proposal 2. Ratification of Auditor" is the only routine matter on the agenda at this year's Annual Meeting.

Non-Routine Matters. Without instructions, your broker cannot vote your shares on non-routine matters, resulting in what are known as "broker non-votes." Broker non-votes will not be considered present or entitled to vote on non-routine matters and will also not be counted for the purpose of determining the number of votes cast on these proposals.



Direct Stock Purchase and Dividend Reinvestment Plan

If you participate in our Direct Stock Purchase and Dividend Reinvestment Plan, you will receive a proxy form that represents the number of full shares in your plan account plus any other shares registered in your name. There are no special instructions for voting shares held in the plan; simply use the normal voting methods described in this proxy statement.

Employee Benefit Plans

We are also sending or otherwise making this proxy statement and voting materials available to participants who hold Kimberly-Clark stock through any of our employee benefit and stock purchase plans. The trustee of each plan will vote whole shares of stock attributable to each participant's interest in the plans in accordance with the participant's directions. If a participant gives no directions, the plan committee will direct the voting of his or her shares.

Attending the Virtual Annual Meeting

The 2024 Annual Meeting will be hosted as an audio webcast at https://meetnow.global/MLD9KMQ. The meeting will begin promptly at 8:00 a.m. Central Time, and online access will open 30 minutes prior to allow time to login.

To login to and attend the meeting you have two options: join as a "Stockholder" or join as a "Guest." Joining as a "Stockholder" will enable you to vote your shares at the meeting and ask questions. To join as a "Stockholder" you will be required to have some additional information, as described below. Alternatively, you can join as a "Guest" in listen-only mode.

- **If you hold shares through our transfer agent, Computershare**, you do not need to preregister. To join the meeting as a "Stockholder," use the annual meeting 15-digit control number listed on the proxy card or notice you previously received or in the email you received with your voting instructions.

- **If you hold your shares through a broker, bank or other intermediary**, and want to join the meeting as a "Stockholder" you have two options.

  Registration at the Meeting. You may not need to pre-register with Computershare as further described below and may, instead, be able to use the control number received with your voting instruction form from your bank, broker or other intermediary. **Please note, however, that this option is provided as a convenience to beneficial owners only, and there is no guarantee this option will be available to you.** To attend the Annual Meeting, visit the Annual Meeting website at https://meetnow.global/MLD9KMQ and enter the control number received with your voting instruction form from your bank, broker or other holder of record. **We encourage you to access the Annual Meeting website 15 minutes prior to the Annual Meeting start time on the meeting date, to confirm that you are able to attend the Annual Meeting without pre-registering with Computershare.**

  Registration in Advance. You may register in advance by 4:00 p.m. Central Time on April 26, 2024. To preregister, you must send an email to legalproxy@computershare.com and include your mailing address and an image of a legal proxy in your name from the broker, bank or other intermediary that holds your shares. In order to obtain a legal proxy, you should as soon as possible (1) log into the voting site listed on the voting instruction form you received and click on "Vote in person at the meeting" or (2) request one through your bank or broker. After you transmit the image of the legal proxy, you will receive an annual meeting control number from our virtual meeting provider to use when joining the meeting as a "Stockholder." Note that once you request a legal proxy you will need the new virtual meeting control number to vote your shares at the meeting and your original number referenced above in "Registration at the Meeting" will no longer enable you to vote.

  In any event, please go to https://meetnow.global/MLD9KMQ for more information.



Stockholder List. A list of record date stockholders will be available electronically at the meeting website during the annual meeting to participants who join as a "Stockholder." In addition, the list will be available for 10 days prior to the meeting for any purpose germane to the meeting, from Monday to Friday between the hours of 8:00 a.m. and 5:00 p.m Central time., at our principal executive offices at 351 Phelps Dr., Irving, TX 75038 by contacting our Corporate Secretary.

Technical Assistance and Questions. The virtual meeting platform is supported across multiple browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most up-to-date version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416. For additional shareholder support, contact Stockholder Services by e-mail at stockholders@kcc.com.

Costs of Solicitation

Kimberly-Clark will bear all costs of this proxy solicitation, including the cost of preparing, printing and delivering materials, the cost of the proxy solicitation, and the expenses of brokers, fiduciaries and other nominees who forward proxy materials to stockholders. In addition to mail and electronic means, our employees may solicit proxies by telephone or otherwise. We have retained D. F. King & Co., Inc. to aid in the solicitation at a cost of approximately $22,000 plus reimbursement of out-of-pocket expenses.

Stockholders Sharing the Same Household

Stockholders who have the same address and last name as of the record date and have not previously requested electronic delivery of proxy materials may receive their voting materials in one of two ways. They may receive a single proxy package containing one annual report, one proxy statement, and multiple proxy cards for each stockholder. Or they may receive one envelope containing a Notice of Internet Availability of Proxy Materials for each stockholder. This "householding" procedure helps us reduce printing and postage costs associated with providing our proxy materials and is consistent with our sustainability efforts.

If you reside in the same household with another stockholder with the same last name and would like us to mail proxy-related materials to you separately in the future, or are receiving multiple copies of materials and wish to receive only one set of proxy-related materials, please contact Stockholder Services by mail at P.O. Box 619100, Dallas, Texas 75261-9100, by telephone at (800) 639-1352 or by e-mail at stockholders@kcc.com.

Beneficial stockholders can request information about householding from their banks, brokers, or other such holders of record.

Stockholder Proposals for Inclusion in Next Year's Proxy Statement

Stockholders who, in accordance with SEC Rule 14a-8, wish to present proposals for inclusion in our proxy statement and form of proxy for the 2025 Annual Meeting of Stockholders must submit their proposals to the Corporate Secretary, Kimberly-Clark Corporation, P.O. Box 619100, Dallas, Texas 75261-9100, so that they are received at this address no later than November 11, 2024. Upon receipt of a proposal, we will determine whether or not to include the proposal in the proxy statement and form of proxy in accordance with applicable law. We suggest that proposals be forwarded by certified mail, return receipt requested.


Stockholder Director Nominees for Inclusion in Next Year's Proxy Statement

Stockholders who wish to nominate one or more director candidates to be included in our proxy statement and form of proxy pursuant to By-Law 11A of our By-Laws (a "proxy access nomination") for the 2025 Annual Meeting of Stockholders must submit written notice of the nomination to the Corporate Secretary so that it is received between October 12, 2024 and November 11, 2024, unless the 2025 Annual Meeting is held earlier than April 2, 2025 or later than July 1, 2025, in which case the notice must be received at least 120 days, but not more than 150 days, before the 2025 Annual Meeting of Stockholders (unless we give less than 120 days' notice of the annual meeting date, in which case the notice must be received within 10 days after the meeting date is announced). Any notice of a proxy access nomination must comply with the requirements of our By-Laws, which may be found in the Investors section of our website at www.kimberly-clark.com, and any applicable law.

Stockholder Director Nominees Not Included in Next Year's Proxy Statement

Under our Certificate of Incorporation and By-Laws, a stockholder who wishes to nominate a candidate for election to the Board who is not intended to be included in our proxy statement for the 2025 Annual Meeting of Stockholders is required to give written notice to our Corporate Secretary. We must receive this notice at least 75 days, but not more than 100 days, before the 2025 Annual Meeting of Stockholders (unless we give less than 75 days' notice of the annual meeting date, in which case the notice must be received within 10 days after the meeting date is announced). Any notice of a director nomination must comply with the requirements of our By-Laws and any applicable law. In addition, the deadline for a stockholder to provide notice to our Corporate Secretary under SEC Rule 14a-19, the SEC's universal proxy rule, of the stockholder's intent to solicit proxies in support of candidates submitted under our Certificate of Incorporation and By-Laws is March 3, 2025, unless the 2025 Annual Meeting is held earlier than April 2, 2025 or later than June 1, 2025, in which case the notice must be provided by the later of 60 days prior to the 2025 Annual Meeting of Stockholders or 10 days after the meeting date is announced. A nomination that does not comply with the requirements set forth in our Certificate of Incorporation and By-Laws will not be considered for presentation at the annual meeting, but will be considered by the Nominating and Corporate Governance Committee for any vacancies arising on the Board between annual meetings in accordance with the process described in "Proposal 1. Election of Directors – Process and Criteria for Nominating Directors."

Other Stockholder Proposals Not Included in Next Year's Proxy Statement

Under our Certificate of Incorporation and By-Laws, a stockholder who wishes to present a proposal at the 2025 Annual Meeting of Stockholders, other than a matter brought under SEC Rule 14a-8 or a director nomination, must submit written notice of the proposal to the Corporate Secretary. This notice must be received between January 22, 2025 and February 16, 2025, unless the 2025 Annual Meeting is held earlier than April 2, 2025 or later than July 1, 2025, in which case the notice must be received at least 75 days, but not more than 100 days, before the 2025 Annual Meeting of Stockholders (unless we give less than 75 days' notice of the annual meeting date, in which case the notice must be received within 10 days after the meeting date is announced). Any notice of a proposal must comply with the requirements of our By-Laws and any applicable law.



Other Matters to be Presented at the Annual Meeting

Our management does not know of any other matters to be presented at the Annual Meeting. Should any other matter requiring a vote of the stockholders arise at the meeting, the persons named in the proxy will vote the proxies in accordance with their best judgment.

By Order of the Board of Directors.

Alison M. Rhoten

Alison M. Rhoten, Vice President, Deputy General Counsel, Global Corporate Affairs and Corporate Secretary

Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100
Telephone (972) 281-1200

March 11, 2024

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Appendix A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
KIMBERLY–CLARK CORPORATION

~~April 29, 2021~~ [●], 2024



AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
KIMBERLY-CLARK CORPORATION

Kimberly-Clark Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is Kimberly-Clark Corporation.

2. The original Certificate of Incorporation of the Corporation ("Original Certificate") was filed with the Secretary of State of the State of Delaware on June 29, 1928.

3. This Amended and Restated Certificate of Incorporation, which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

4. The text of the Original Certificate is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of this Corporation is KIMBERLY-CLARK CORPORATION.

ARTICLE II

Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle,19801. The name and address of its registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL"). The Corporation shall possess and may exercise all powers and privileges necessary or convenient to effect such purpose and all powers and privileges now or hereafter conferred by the laws of the State of Delaware upon corporations formed under the DGCL.

ARTICLE IV

The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is one billion, two hundred and twenty million (1,220,000,000) shares which shall be divided into two classes as follows:

(a) Twenty million (20,000,000) shares of Preferred Stock without par value; and

(b) One billion, two hundred million (1,200,000,000) shares of Common Stock of the par value of One Dollar and Twenty-five Cents ($1.25) per Share.



ARTICLE V

A statement of the voting powers and of the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of each class of stock of the Corporation, is as follows:

(1) *In General*

No holders of shares of this Corporation of any class, or of bonds, debentures or other securities convertible into stock of any class, shall be entitled as of right to subscribe for, purchase, or receive any stock of any class whether now or hereafter authorized, or any bonds, debentures or other securities whether now or hereafter authorized, convertible into stock of any class, or any stock into which said bonds, debentures or other securities may be convertible, and all such additional shares of stock, debentures or other securities, together with the stock into which the same may be converted, may be issued and disposed of by the Board of Directors to such persons and on such terms and for such consideration (as far as may be permitted by law) as the Board of Directors in ~~their~~ its absolute discretion may deem advisable.

All persons who shall acquire stock in the Corporation shall acquire the same subject to the provisions of this Certificate of Incorporation.

(2) *Preferred Stock*

The Preferred Stock may be issued from time to time in one or more series, with such distinctive serial designations as may be stated or expressed in the resolution or resolutions providing for the issue of such stock adopted from time to time by the Board of Directors; and in such resolution or resolutions providing for the issue of shares of each particular series, the Board of Directors is also expressly authorized to fix: the consideration for which the shares of such series are to be issued; the number of shares constituting such series; the rate of dividends upon which and the times at which dividends on shares of such series shall be payable and the preference, if any, which such dividends shall have relative to dividends on shares of any other class or classes or any other series of stock of the Corporation; whether such dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which dividends on shares of such series shall be cumulative; the voting rights, if any, to be provided for shares of such series; the rights, if any, which the holders of shares of such series shall have in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; the rights, if any, which the holders of shares of such series shall have to convert such shares into or exchange such shares for shares of any other class or classes or any other series of stock of the Corporation and the terms and conditions, including price and rate of exchange, of such conversion or exchange; the redemption price or prices and other terms of redemption, if any, for shares of such series; and any and all other preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof pertaining to shares of such series.

(3) *Common Stock*

(a) Subject to preferences and rights to which holders of stock other than the Common Stock may have become entitled by resolution or resolutions of the Board of Directors as hereinbefore provided, such dividends (payable in cash, stock, or otherwise) as may be determined by the Board of Directors may be declared and paid out of funds legally available therefor upon the Common Stock from time to time.

(b) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, the holders of the Common Stock shall be entitled to share ratably in all assets available for distribution to the shareholders, subject to preferences and rights to which the holders of stock other than the Common Stock may have become entitled by resolution or resolutions of the Board of Directors as hereinbefore provided.

(c) The holders of Common Stock shall be entitled to one vote for each of the shares held by them of record at the time for determining holders thereof entitled to vote.



ARTICLE VI

(1) The number of authorized shares of any class or classes of stock may be increased or decreased by the approval of the holders of a majority of all of the stock of the Corporation entitled to vote thereon, except to the extent that, in the resolution or resolutions providing for the issuance of a class or series of stock, the Board of Directors shall specify that approval of the holders of one or more classes or series of stock shall be required to increase or decrease the number of authorized shares of one or more classes or series of stock.

(2) Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

(3) Meetings of stockholders of the Corporation may be called only by (i) the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the entire Board of Directors, (ii) the Chairman of the Board, (iii) the Chief Executive Officer, or (iv) the Chairman of the Board or the Secretary of the Corporation at the written request of the stockholder or stockholders owning (as defined in the By-Laws of the Corporation) not less than fifteen percent (15%) in voting power of the issued and outstanding shares of capital stock entitled to vote on any business proposed to be considered at such special meeting that complies with the requirements and procedures for calling a special meeting of stockholders as may be set forth in the By-Laws of the Corporation, as may be amended from time to time.

ARTICLE VII

The private property of the stockholders of the Corporation shall not be subject to the payment of corporate debts to any extent whatever.

ARTICLE VIII

(1) Power of the Board of Directors. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors. In furtherance, and not in limitation, of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized:

  (a) to make, alter, amend or repeal the By-Laws of the Corporation; provided, however, that no By-Laws hereafter adopted shall invalidate any prior act of the Board of Directors that would have been valid if such By-Laws had not been adopted;

  (b) to determine the rights, powers, duties, rules and procedures that affect the power of the Board of Directors to direct the business and affairs of the Corporation, including the power to designate and empower committees of the Board of Directors, to elect, appoint and empower the officers and other agents of the Corporation, and to determine the time and place of, and the notice requirements for, Board meetings, as well as quorum and voting requirements (except as otherwise provided in this Certificate of Incorporation) for, and the manner of taking, Board action; and

  (c) to exercise all such powers and do all such acts as may be exercised by the Corporation, subject to the provisions of the laws of the State of Delaware, this Certificate of Incorporation, and any By-Laws of the Corporation.

(2) Number of Directors. The number of Directors constituting the entire Board of Directors shall be as authorized from time to time exclusively by the affirmative vote of a majority of the entire Board of Directors. As used in this Certificate of Incorporation, the term "entire Board of Directors" means the total authorized number of Directors that the Corporation would have if there were no vacancies.



(3) *Terms of Directors.* ~~At the 2008 annual meeting of stockholders of the Corporation, the successors of the Directors whose terms expire at that meeting shall be elected for a term expiring at the 2009 annual meeting of stockholders of the Corporation; at the 2009 annual meeting of stockholders of the Corporation, the successors of the Directors whose terms expire at that meeting shall be elected for a term expiring at the 2010 annual meeting of stockholders of the Corporation; and a~~ At each annual meeting of stockholders of the Corporation ~~thereafter, the~~ Directors shall be elected for terms expiring at the next succeeding annual meeting of stockholders of the Corporation, with each Director to hold office until his or her successor shall have been duly elected and qualified.

(4) *Nominations.* Subject to the rights of holders of any series of Preferred Stock or any other class of capital stock of the Corporation (other than the Common Stock) then outstanding, nominations for the election of Directors may be made by the affirmative vote of a majority of the entire Board of Directors or by any stockholder of record entitled to vote generally in the election of Directors. However, any stockholder of record entitled to vote generally in the election of Directors may nominate one or more persons for election as Directors at a meeting only if a written notice of such stockholder's intent to make such nomination or nominations, meeting the requirements described below, has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation, and received by the Corporation, not less than 75 days nor more than 100 days prior to the meeting; *provided, however*, that in the event that less than 75 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of meeting was mailed or such public disclosure was made, whichever first occurs. Each such notice to the Secretary shall set forth: (i) the name and address of record of the stockholder who intends to make the nomination; (ii) a representation that the stockholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee; (iv) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (v) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and (vi) the consent of each nominee to serve as a Director of the Corporation if so elected. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a Director of the Corporation. The presiding officer of the meeting may, if the facts warrant, determine that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

(5) *Vacancies.* Subject to the rights of the holders of any series of Preferred Stock or any other class of capital stock of the Corporation (other than the Common Stock) then outstanding, any vacancies in the Board of Directors for any reason and any newly created Directorships resulting by reason of any increase in the number of Directors may be filled only by the Board of Directors, acting by the affirmative vote of a majority of the remaining Directors then in office, although less than a quorum. Any Director elected or appointed to fill a vacancy shall hold office until the next election of Directors and until his or her successor is elected and qualified.

(6) *Removal of Directors.* Subject to the rights of the holders of any series of Preferred Stock or any other class of capital stock of the Corporation (other than the Common Stock) then outstanding, any Director, or the entire Board of Directors, may be removed from office at any time prior to the expiration of his, her or their term of office, with or without cause, by the affirmative vote of at least a majority of the voting power of the outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of Directors, voting together as a single class~~; provided, however, if a Director's term was scheduled at the time of its commencement to extend beyond the next succeeding annual meeting of stockholders of the Corporation, such Director may only be removed for cause and only by the affirmative vote of the holders of record of at least a majority of the voting power of the outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of Directors, voting together as a single class.~~



ARTICLE IX

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/ or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said Court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the Court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

ARTICLE X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

ARTICLE XI

No Director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such Director as a Director or such officer as an officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. ~~Notwithstanding the foregoing, a Director shall be liable to the extent provided by applicable law (i) for breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the Director derived an improper personal benefit.~~ No amendment to or repeal of these provisions shall apply to or have any effect on the liability or alleged liability of any Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.



Appendix B

NON-GAAP FINANCIAL MEASURES

	Twelve Months Ended December 31, 2023				
	As Reported	Sale of Brazil Tissue and K-C Professional Business	Impairment of Intangible Assets	Pension Settlements	As Adjusted Non-GAAP
Cost of products sold	$13,399	$ 15	$ —	$ —	$13,384
Gross Profit	7,032	(15)	—	—	7,047
Marketing, research and general expenses	3,961	15	—	—	3,946
Impairment of intangible assets	658	—	658	—	—
Other (income) and expense, net	69	(74)	—	—	143
Operating Profit	2,344	44	(658)	—	2,958
Nonoperating expense	(96)	—	—	(35)	(61)
Provision for income taxes	(453)	(18)	175	9	(619)
Effective tax rate	22.4%	—	—	—	23.2%
Net income attributable to noncontrolling interests	—	—	20	—	(20)
Net Income Attributable to Kimberly-Clark Corporation	1,764	26	(463)	(26)	2,227
Diluted Earnings per Share[a]	5.21	0.08	(1.36)	(0.08)	6.57

	Twelve Months Ended December 31, 2022			
	As Reported	Acquisition of Controlling Interest in Thinx	Pension Settlements	As Adjusted Non-GAAP
Marketing, research and general expenses	$3,581	$ 21	$ —	$3,560
Other (income) and expense, net	(43)	(85)	—	42
Operating Profit	2,681	64	—	2,617
Nonoperating expense	(73)	—	(52)	(21)
Provision for income taxes	(495)	4	13	(512)
Effective tax rate	21.2%	—	—	22.0%
Net Income Attributable to Kimberly-Clark Corporation	1,934	68	(39)	1,905
Diluted Earnings per Share[a]	5.72	0.20	(0.12)	5.63

[a] "As Adjusted Non-GAAP" may not equal "As Reported" plus "Adjustments" as a result of rounding.



Invitation to Stockholders
Notice of 2024 Annual Meeting
Proxy Statement

 

YOUR VOTE IS IMPORTANT

The meeting will be held on May 2, 2024 at 8:00 a.m. (Central Time). All votes must be received by the end of the meeting.

SCAN
the QR code or visit envisionreports.com/KMB to vote your shares

CALL
1-800-652-VOTE (8683) within the USA, US territories and Canada

2024 ANNUAL MEETING – PROXY CARD

Attend the meeting on May 2, 2024 at 8:00 a.m. (Central Time), virtually at meetnow.global/MLD9KMQ.

↓ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL THE NOMINEES LISTED:

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - Sylvia M. Burwell	☐	☐	☐	02 - John W. Culver	☐	☐	☐	03 - Michael D. Hsu	☐	☐	☐
04 - Mae C. Jemison, M.D.	☐	☐	☐	05 - Deeptha Khanna	☐	☐	☐	06 - S. Todd Maclin	☐	☐	☐
07 - Deirdre A. Mahlan	☐	☐	☐	08 - Sherilyn S. McCoy	☐	☐	☐	09 - Christa S. Quarles	☐	☐	☐
10 - Jaime A. Ramirez	☐	☐	☐	11 - Dunia A. Shive	☐	☐	☐	12 - Mark T. Smucker	☐	☐	☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 2 THROUGH 4:

	For	Against	Abstain		For	Against	Abstain
2. Ratification of Auditor	☐	☐	☐	3. Advisory Vote to Approve Named Executive Officer Compensation	☐	☐	☐
4. Adopt Amended and Restated Certificate of Incorporation to limit certain officer liability and make other technical changes	☐	☐	☐				

AUTHORIZED SIGNATURES — THIS SECTION MUST BE COMPLETED FOR YOUR VOTE TO COUNT; PLEASE DATE AND SIGN BELOW.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.

___ / ___ / ___

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1 U P X   KMB

03XRDB

ATTEND
the meeting on May 2, 2024 at 8:00 a.m. (Central Time).

YOUR VOTE MATTERS
- Have a voice
- Keep your account active
- Stay informed



To access the virtual meeting, you must have the login details in the white circle located on the reverse side.



SAVE PAPER AND TIME...
To receive meeting materials by email, enroll at envisionreports.com/KMB.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDER MEETING TO BE HELD ON MAY 2, 2024: The Notice of the Annual Meeting, the Proxy Statement, and the 2023 Annual Report, including Form 10-K, are available at investor.kimberly-clark.com

↓ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ↓



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2024 ANNUAL MEETING – PROXY CARD

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR ANNUAL MEETING — MAY 2, 2024

Michael D. Hsu, Grant B. McGee and Alison M. Rhoten, or any of them, with full power of substitution to each, hereby are appointed proxies and are authorized to vote, as specified on the reverse side of this card, all shares of common stock that the undersigned is entitled to vote at the Annual Stockholder Meeting of Kimberly-Clark Corporation, to be held virtually via the internet at meetnow.global/MLD9KMQ on Thursday, May 2, 2024 at 8:00 a.m. Central Time and at any adjournment thereof. In their discretion, the proxies are authorized to vote on such other business as may properly come before the meeting.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE LISTED NOMINEES IN PROPOSAL 1 AND FOR PROPOSALS 2, 3 AND 4.

IF YOU PREFER TO VOTE SEPARATELY ON INDIVIDUAL PROPOSALS YOU MAY DO SO BY MARKING THE APPROPRIATE BOXES ON THE REVERSE SIDE AND SIGNING AND DATING.

This card also constitutes voting instructions to the trustees of the Corporation's employee benefits and stock purchase plans to vote whole shares attributable to accounts the undersigned may hold under such plans. If no voting instructions are provided, the respective plan committees, which are comprised of management personnel, will direct the trustees to vote the shares. Please date, sign and return this proxy/voting instruction card promptly. If you own shares directly and plan to attend the Annual Stockholder Meeting, please so indicate in the space provided below.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE PLEASE RETURN THIS CARD IN THE SELF-ADDRESSED ENVELOPE PROVIDED.

NON-VOTING ITEMS

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

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